                                                   Filed pursuant to Rule 424(a)
                                                   Registration Number 333-29775





     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED JULY 1, 1997

                                2,222,222 SHARES

                          NASHVILLE COUNTRY CLUB, INC.

                                  COMMON STOCK
                        -------------------------------
     All of the shares of common stock, no par value per share (the "Common Stock"), offered hereby are being sold by Nashville Country Club, Inc. (the "Company"). The Common Stock is traded on The Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "NCCI." On June 30, 1997, the last reported sale price of the Common Stock on the Nasdaq National Market was $4.50 per share. See "Price Range of Common Stock."
                        -------------------------------
      SEE "RISK FACTORS" BEGINNING ON PAGE 8 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                        -------------------------------
    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
          HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
             UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

==============================================================================================================
                                                 PRICE TO              PLACEMENT             PROCEEDS TO
                                                  PUBLIC             AGENT FEES(1)          COMPANY(2)(3)
--------------------------------------------------------------------------------------------------------------
Per Share................................           $                      $                      $
--------------------------------------------------------------------------------------------------------------
Total....................................           $                      $                      $
==============================================================================================================

(1) The Common Stock is being offered by the Company principally to selected institutional investors. Rauscher Pierce Refsnes, Inc. (the "Placement Agent") has been retained to act, on a best efforts basis, as agent for the Company in connection with the arrangement of this transaction. The Company has agreed to pay the Placement Agent a fee in connection with the arrangement of this transaction, to reimburse the Placement Agent for certain out-of-pocket expenses, to grant the Placement Agent a warrant to purchase up to [5% of the number of shares sold in this offering] shares of Common Stock at $[120% of the offering price] per share, exercisable over a period of four years commencing one year from the date of this Prospectus (the "Placement Agent's Warrant"), and to indemnify the Placement Agent against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Act"). See "Plan of Distribution."
(2) The termination date of the offering is             , 1997, subject to
    extension by the mutual agreement of the Company and the Placement Agent. Prior to the closing date of this best efforts, all or nothing offering, all investor funds will promptly be placed in escrow with Citibank, N.A., as escrow agent for funds collected in connection with the offering (the "Escrow Agent"), in an escrow account established for the benefit of the investors. Upon receipt of notice from the Escrow Agent that investors have affirmed purchase of the Common Stock and deposited the requisite funds in the escrow account, the Company will deposit with The Depository Trust Company ("DTC") the shares of Common Stock to be credited to the accounts of the investors and will collect the investor funds from the Escrow Agent. In the event that investor funds are not received in the full amount necessary to satisfy the requirements of the offering, all funds deposited with the Escrow Agent will be returned promptly to the investors. See "Plan of Distribution."
(3) Before deducting expenses of the offering payable by the Company estimated at $400,000.
                        -------------------------------

                      [RAUSCHER PIERCE RESFNES, INC. LOGO]
               THE DATE OF THIS PROSPECTUS IS             , 1997

                       This page intentionally left blank

     [Pictures of crowd at Fruit of the Loom 1996 CountryFest concert, couple riding horses, couple riding mountain bikes and person skiing.]

     [Pictures of exterior of Nashville Country Club restaurant, aerial view of the Village at Breckenridge Resort, night view of ice skaters and hot-air balloon on Maggie Pond and exterior of Breckenridge Mountain Lodge.]

     [Pictures of concert ticket stubs for concerts produced by Avalon Attractions, aerial view of Fruit of the Loom 1996 CountryFest concert, aerial view of Irvine Meadows Amphitheater which would be acquired as part of the proposed Avalon West Coast acquisition and musical performer managed by Avalon Entertainment Group.]

     [Pictures of persons whitewater rafting, persons skiing, crowd at concert, horse-drawn sleigh and musical performer managed by Avalon Entertainment Group.]


                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
Prospectus Summary..........................................       1
Risk Factors................................................       8
Use of Proceeds.............................................      15
Dividend Policy.............................................      15
Price Range of Common Stock.................................      16
Capitalization..............................................      17
Unaudited Pro Forma Consolidated Financial Data.............      18
Selected Historical Consolidated Financial Data -- The
   Company..................................................      27
Selected Historical Financial Data -- Avalon Entertainment
   Group, Inc...............................................      28
Selected Historical Combined Financial Data -- Avalon West
   Coast....................................................      29
Management's Discussion and Analysis of Financial Condition
   and Results of Operations................................      30
Business....................................................      46
Management..................................................      60
Certain Relationships and Related Transactions..............      64
Principal Shareholders......................................      65
Description of Securities...................................      66
Shares Eligible for Future Sale.............................      70
Plan of Distribution........................................      71
Legal Matters...............................................      72
Experts.....................................................      72
Available Information.......................................      73
Index to Historical Financial Statements....................     F-1

                             ---------------------

     NO DEALER, SALESMAN OR ANY OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE PLACEMENT AGENT. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

     (Certain illustrations and references in this Prospectus relate to business activities conducted by Avalon West Coast (including concert promotion, venue management and merchandising), which the Company intends to acquire a controlling interest in upon the completion of this offering; however, there can be no assurance that the Company will consummate such acquisition.)

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial data appearing elsewhere herein. Each prospective investor is urged to read this Prospectus in its entirety. Unless otherwise indicated, the information in this Prospectus does not assume the consummation of the Concurrent Financing (as defined), which is not a condition to this offering. All references herein to the "Company" mean Nashville Country Club, Inc. and its wholly owned subsidiaries.

                                  THE COMPANY

     The Company is a diversified entertainment company operating in two primary business divisions: Entertainment and Resorts. The Entertainment Division produces live entertainment for corporate meetings and special events ("Corporate Entertainment") and develops and produces integrated music marketing programs for corporate clients ("Entertainment Marketing"). In addition, the Company has entered into an agreement to acquire a controlling interest in a group of affiliated entities (collectively, "Avalon West Coast" or "AWC") that own and operate concert amphitheaters, produce and promote concerts and manage merchandising for concerts and sporting events ("Amphitheater Operation," "Concert Production" and "Event Merchandising," respectively). The Resort Division owns and operates resort hotels and restaurants.

     The Entertainment Division currently operates through the Company's wholly owned subsidiary, Avalon Entertainment Group, Inc. ("AEG"), which the Company acquired in April 1997 (the "AEG Acquisition"). In the last two years, AEG has produced over 200 Corporate Entertainment events for corporate clients, including events for Sprint, Northern Telecom, State Farm, Microsoft and Pontiac. AEG provides Entertainment Marketing services through Warner/Avalon, a joint venture with Warner Custom Music Corp., a subsidiary of Time Warner, Inc. In the last two years, Warner/Avalon has produced over 325 Entertainment Marketing events to audiences of over 4,000,000 people, including the Blockbuster RockFest and the Fruit of the Loom CountryFest events in June 1997, which together were attended by over 400,000 people.

     The Company is expanding its Entertainment Division to include Amphitheater Operation, Concert Production and Event Merchandising through the acquisition (the "AWC Acquisition") of a 51% interest in AWC, which consists of Irvine Meadows Amphitheater, a California general partnership ("IMA Partners"), and a group of entities affiliated with AEG. Among other things, AWC owns Irvine Meadows Amphitheater (the "IMA") in Irvine, California, and, through a joint venture, manages the operations of the Glen Helen (Blockbuster) Amphitheater (the "GHA") in Devore, California and the IMA, where it has produced 63 shows in the last two years. During the last two years, AWC has produced over 300 concerts to audiences of over 1,300,000 people, primarily in venues in Southern California. AWC's Event Merchandising operations focus on serving large-scale sporting and entertainment events, such as the 1996 Summer Olympic Games, where, through a joint venture, AWC served as the primary event merchandiser.

     The Resort Division owns and operates the Village at Breckenridge Resort (the "Breckenridge Resort"), a year-round destination resort located at the base of Breckenridge Mountain, the second most popular ski area in the United States. The Breckenridge Resort, which the Company acquired in April 1996, consists of two hotels, eight restaurants and taverns and 120,000 square feet of commercial and meeting space and banquet facilities. The Breckenridge Resort also manages 315 condominium units and single family homes in Breckenridge, making it the largest property manager in the Town of Breckenridge. The Resort Division has also entered into an agreement in principle with East-West Partners, a leading developer of commercial and residential properties in Vail, Beaver Creek and Breckenridge, Colorado, to develop certain residential and commercial facilities located at the Breckenridge Resort. The Resort Division also owns and operates the Nashville Country Club restaurant (the "Nashville Restaurant") located on Nashville's Music Row and has developed plans to construct a 107-room, all-suites hotel adjacent to the Nashville Restaurant (the "Nashville Hotel").

     The Company was incorporated in Tennessee in June 1993. On June 30, 1997, the Company's Board of Directors approved reincorporating the Company in Delaware. The Company's executive offices are located at 402 Heritage Plantation Way, Hickory Valley, Tennessee 38042, and its telephone number is (901) 764-2300.

                               BUSINESS STRATEGY

     The Company's business strategy is to acquire and develop a portfolio of complementary entertainment assets, develop and capitalize on synergies between those assets to raise the profiles of the Company's Entertainment and Resort divisions and pursue internal and external growth opportunities within those divisions. Key aspects of this strategy include (i) increasing the number of entertainment events managed by the Entertainment Division and the average revenues earned per event; (ii) increasing the number of rooms managed, the average occupancy rates and the average daily room rates of the Resort Division; and (iii) pursuing acquisition and development opportunities and strategic joint ventures with industry leaders.

     The Company believes that significant strategic advantages arise from developing joint venture relationships with industry leaders. In particular, the Company believes that such relationships allow the Company to expand its entertainment offerings, control the quality of its products, limit its capital requirements and reduce its business risks. Currently, the Company or AWC is party to joint ventures or contractual relationships with such industry leaders as (i) Warner Custom Music Corp; (ii) Pavilion Partners, a joint venture of Sony Music Entertainment, Inc. and SM/Pace Concerts, Inc.; (iii) First Team Marketing, Inc., a corporation wholly owned by Earvin "Magic" Johnson; (iv) Wyndham Hotel Company, Ltd. ("Wyndham"); and (v) East-West Partners.

                              RECENT DEVELOPMENTS

     On April 21, 1997, the Company acquired AEG. The purchase price for AEG of $7,200,000 was paid through the issuance of Common Stock having an aggregate value of $4,320,000 and the delivery of promissory notes (the "AEG Promissory Notes") in the aggregate principal amount of $2,480,000 and cash in the amount of $400,000. The AEG Promissory Notes bear interest at 10% per annum and are due and payable on July 31, 1997.

     On June 12, 1997, the Company entered into a letter agreement to acquire a 51% interest in AWC. The letter agreement provides for the payment of cash in the amount of $7,000,000 and contingent stock consideration, if any, based upon AWC's average results of operations for the years 1996, 1997 and 1998. The Company intends to use a portion of the proceeds of this offering to fund the cash consideration of the AWC Acquisition.

     Concurrently with this offering, the Company is seeking to enter into a new $15 million credit facility (the "Credit Facility"). Consummation of this offering and the closing of the Credit Facility (the "Concurrent Financing") are not conditioned upon each other. The Company intends to use a portion of the proceeds of the Concurrent Financing to repay the AEG Promissory Notes.

     On June 30, 1997, the Company entered into a letter agreement to refinance approximately $14.5 million of long-term indebtedness encumbering the Breckenridge Resort. The letter agreement contemplates the execution of definitive loan documents providing for a loan of approximately $14.5 million secured by substantially all of the assets of the Breckenridge Resort, maturing seven years from the date of funding. Consummation of the loan is contingent on the completion of this offering.

     On June 30, 1997, the Company's Board of Directors approved changing the Company's name to TBA Entertainment Corporation. The proposed new name will be submitted to the Company's shareholders for approval at the Company's annual shareholders meeting to be held on September 8, 1997.

                                  THE OFFERING

Common Stock offered by the
  Company........................    2,222,222 shares

Common Stock to be outstanding
after the offering...............    7,622,497 shares(1)

Use of proceeds..................    To fund the AWC Acquisition and for working
                                     capital and general corporate purposes. The
                                     Company currently plans to use the Credit
                                     Facility to repay the AEG Promissory Notes and to fund potential future development projects and acquisitions, which may include the construction of the Nashville
                                     Hotel and the acquisition or development of amphitheaters. See "Use of Proceeds" and "Management's Discussion and Analysis of
                                     Financial Condition and Results of
                                     Operations."

Risk factors.....................    See "Risk Factors" for certain information
                                     that should be considered by prospective purchasers of the Common Stock offered hereby.

Nasdaq National Market
symbols(2):
  Common Stock...................    NCCI
  Redeemable Warrants............    NCCIW
---------------

(1) Excludes: (i) 334,285 shares of Common Stock reserved for issuance upon the conversion of outstanding shares of the Company's Series A Convertible Preferred Stock (the "Series A Preferred Stock"); (ii) 330,000 shares of Common Stock issuable upon the exercise of outstanding stock options; (iii) 1,783,955 shares of Common Stock issuable upon the exercise of outstanding warrants; and (iv) [5% of the number of shares sold in this offering] shares of Common Stock issuable upon exercise of the Placement Agent's Warrant. See "Risk Factors -- Shares Eligible for Future Sale," "Description of Securities" and "Shares Eligible for Future Sale."

(2) The Company intends to change the Nasdaq National Market symbols for the Common Stock and Redeemable Warrants to TBAE and TBAEW, respectively, in the event that the Company's shareholders approve changing the Company's name to TBA Entertainment Corporation.

                       SUMMARY HISTORICAL FINANCIAL DATA

     The following tables set forth summary historical financial data of the Company, AEG and AWC for the periods ended and as of the dates indicated. The summary historical financial data for each of the two years in the period ended December 31, 1996 and as of December 31, 1996 is derived from the financial statements of each of the Company, AEG and AWC which have been audited by Arthur Andersen LLP, independent public accountants, appearing elsewhere herein. The summary historical financial data for the three months ended March 31, 1996 and 1997 and as of March 31, 1997 is derived from the unaudited financial statements of each of the Company, AEG and AWC prepared on the same basis as the audited financial statements and containing, in management's opinion, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial position and results of operations of each of the Company, AEG and AWC, respectively, for these periods. The information below should be read in conjunction with the Financial Statements and related notes thereto of each of the Company, AEG, AWC and IMA Partners and the information provided under the captions "Unaudited Pro Forma Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere herein.

                                    COMPANY
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              YEARS ENDED      THREE MONTHS ENDED
                                                              DECEMBER 31,         MARCH 31,
                                                            ----------------   ------------------
                                                             1995     1996      1996       1997
                                                            ------   -------   -------   --------
                                                                                  (UNAUDITED)
STATEMENT OF OPERATIONS DATA(1):
  Revenues................................................  $2,230   $10,809    $  515    $10,102
  Departmental expenses...................................   2,031     8,902       444      6,389
                                                            ------   -------    ------    -------
  Departmental profit.....................................     199     1,907        71      3,713
  Undistributed operating expenses........................   1,011     3,867       172      1,523
                                                            ------   -------    ------    -------
  (Loss) income from operations...........................    (812)   (1,960)     (101)     2,190
  Interest income (expense), net..........................      18    (1,167)        2       (411)
                                                            ------   -------    ------    -------
  Net (loss) income.......................................  $ (794)  $(3,127)   $  (99)   $ 1,779
                                                            ======   =======    ======    =======
  Net (loss) income per share.............................  $ (.54)  $  (.87)   $ (.07)   $   .36
                                                            ======   =======    ======    =======
  Weighted average shares outstanding.....................   1,470     3,576     1,470      4,925
                                                            ======   =======    ======    =======
OTHER DATA:
  EBITDA(2)...............................................  $ (698)  $(1,361)   $  (72)   $ 2,446

                                                                AS OF           AS OF
                                                             DECEMBER 31,     MARCH 31,
                                                                 1996            1997
                                                             ------------    ------------
                                                                             (UNAUDITED)
BALANCE SHEET DATA:
  Working capital (deficit).................................   $(1,799)        $(1,943)
  Property and equipment, net...............................    34,044          33,870
  Total assets..............................................    38,108          38,648
  Total debt................................................    21,139          20,975
  Total liabilities.........................................    25,895          24,656
  Stockholders' equity......................................    12,213          13,992

---------------

(1) The Company acquired the Breckenridge Resort on April 29, 1996. The Statement of Operations Data includes the operating results of the Breckenridge Resort for the periods from April 29, 1996 to December 31, 1996 and from January 1, 1997 to March 31, 1997.

(2) Earnings before interest income and expense, income taxes, depreciation and amortization. EBITDA should not be considered, however, as an alternative to operating income as an indicator of the Company's operating performance, or as an alternative to cash flows as a measure of overall liquidity.

                        AVALON ENTERTAINMENT GROUP, INC.
                                 (IN THOUSANDS)

                                                               YEARS ENDED      THREE MONTHS
                                                              DECEMBER 31,     ENDED MARCH 31,
                                                             ---------------   ---------------
                                                              1995     1996     1996     1997
                                                             ------   ------   ------   ------
                                                                                 (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
  Revenues.................................................  $3,970   $5,570   $1,040   $1,544
  Cost of revenues.........................................   2,887    4,029      738    1,222
  General and administrative expenses(1)...................   1,260    2,010      278      339
                                                             ------   ------   ------   ------
  (Loss) income from operations............................    (177)    (468)      24      (17)
  Equity in income of joint venture(2).....................     538      449      217        8
  Other (expense) income, net..............................     (11)       8       --       --
  Provision for taxes(3)...................................      (3)      (1)      (1)      --
                                                             ------   ------   ------   ------
  Net income (loss)........................................  $  347   $  (12)  $  240   $   (9)
                                                             ======   ======   ======   ======
OTHER DATA:
  EBITDA(4)................................................  $  397   $    8   $  249   $   (2)

                                                                 AS OF           AS OF
                                                              DECEMBER 31,     MARCH 31,
                                                                  1996           1997
                                                              ------------    -----------
                                                                              (UNAUDITED)
BALANCE SHEET DATA:
  Working capital (deficit).................................     $(304)          $(203)
  Property and equipment, net...............................        54              59
  Total assets..............................................       628             565
  Total liabilities.........................................       848             793
  Stockholders' deficit.....................................      (219)           (228)

---------------

(1) Includes salaries and profit distributions to shareholders of $410,000 and $902,000 for the years ended December 31, 1995 and 1996, respectively, and $50,000 and $63,000 for the three months ended March 31, 1996 and 1997, respectively.

(2) Represents AEG's 50% joint venture interest in Warner/Avalon.

(3) In each of the periods presented, AEG operated as an S corporation under Subchapter S of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). Accordingly, AEG was not subject to federal income taxation.

(4) Earnings before interest income and expense, income taxes, depreciation and amortization. EBITDA should not be considered, however, as an alternative to operating income as an indicator of the Company's operating performance, or as an alternative to cash flows as a measure of overall liquidity.

                               AVALON WEST COAST
                                 (IN THOUSANDS)

                                                              YEARS ENDED        THREE MONTHS
                                                             DECEMBER 31,      ENDED MARCH 31,
                                                           -----------------   ----------------
                                                            1995      1996      1996      1997
                                                           -------   -------   -------   ------
                                                                                 (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
  Revenues...............................................  $16,471   $18,011    $1,869    $ 599
  Costs of revenues(1)...................................   14,526    15,666     1,568      363
  Operating expenses(2)..................................    2,439     2,122       443      403
                                                           -------   -------    ------    -----
  (Loss) income from operations..........................     (494)      223      (142)    (167)
  Equity in income (loss) from investments(3)............       39        12      (102)    (122)
  Other income (expense), net(4).........................      334       (43)      (23)       4
  Benefit (provision) for taxes(5).......................        4       (11)       (1)      (1)
                                                           -------   -------    ------    -----
  Net (loss) income......................................  $  (117)  $   181    $ (268)   $(286)
                                                           =======   =======    ======    =====
OTHER DATA:
  EBITDA(6)..............................................  $     6   $   368    $ (222)   $(256)

                                                                 AS OF           AS OF
                                                              DECEMBER 31,     MARCH 31,
                                                                  1996           1997
                                                              ------------    -----------
                                                                              (UNAUDITED)
BALANCE SHEET DATA:
  Working capital (deficit).................................     $ (637)        $ (845)
  Property and equipment, net...............................        259            242
  Investment in IMA Partners(3).............................      1,031            909
  Total assets..............................................      2,455          2,129
  Total loans from stockholders.............................        374            314
  Total liabilities.........................................      1,811          1,771
  Stockholders' equity......................................        644            358

---------------

(1) Includes profit distributions to shareholders of $1,113,000 for the year ended December 31, 1996.

(2) Includes salaries and profit distributions to shareholders of $320,000 and $120,000 for the years ended December 31, 1995 and 1996, respectively, and $30,000 and $30,000 for each of the three months ended March 31, 1996 and 1997, respectively.

(3) Represents AWC's historical 25% interest in IMA Partners. Upon completion of the AWC Acquisition, the Company will own a 51% interest in IMA Partners.

(4) Includes a one-time gain of $429,000 in the year ended December 31, 1995 from a recovery on a fire insurance casualty claim.

(5) In each of the periods presented, certain of the entities comprising AWC operated as S corporations under Subchapter S of the Internal Revenue Code or as partnerships and, accordingly, were not subject to federal income taxation.

(6) Earnings before interest income and expense, income taxes, depreciation and amortization. EBITDA should not be considered, however, as an alternative to operating income as an indicator of the Company's operating performance, or as an alternative to cash flows as a measure of overall liquidity.

            SUMMARY UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table sets forth summary pro forma consolidated financial data of the Company for the year ended December 31, 1996, for the three months ended March 31, 1997 and as of March 31, 1997. The summary pro forma consolidated financial data gives effect to the consummation of this offering and the AEG Acquisition and the AWC Acquisition (collectively, the "Acquisitions"), and reflects the assumed use of proceeds from this offering as though such transactions had occurred for balance sheet purposes as of March 31, 1997 and for statement of operations purposes as of January 1, 1996. The summary pro forma consolidated financial data also gives effect to the consummation of the acquisition of the Breckenridge Resort (the "Breckenridge Resort Acquisition") as though such transaction had occurred for balance sheet purposes as of April 29, 1996 and for statement of operations purposes as of January 1, 1996. The summary pro forma consolidated financial data is not necessarily indicative of the operating results or financial position that would have occurred had such transactions been consummated on the dates and for the periods for which such transactions have been given effect, nor is it necessarily indicative of the Company's future operating results or financial position. The information below should be read in conjunction with information under the caption "Unaudited Pro Forma Consolidated Financial Data" appearing elsewhere herein.

                                                                     UNAUDITED PRO FORMA
                                                              ---------------------------------
                                                               YEAR ENDED    THREE MONTHS ENDED
                                                              DECEMBER 31,       MARCH 31,
                                                                  1996              1997
                                                              ------------   ------------------
STATEMENT OF OPERATIONS DATA:
  Revenues:
     Entertainment..........................................    $33,887           $ 2,217
     Resort.................................................     20,724            10,102
                                                                -------           -------
          Total revenues....................................     54,611            12,319
                                                                -------           -------
  Operating expenses:
     Entertainment..........................................     32,465             2,982
     Resort.................................................     19,191             7,523
     Depreciation and amortization..........................      1,892               525
     Corporate expense......................................        347               133
                                                                -------           -------
          Total operating expenses..........................     53,895            11,163
                                                                -------           -------
  Income from operations....................................        716             1,156
     Interest expense, net..................................     (2,154)             (498)
     Other income, net......................................        496                23
     Minority interest(1)...................................       (550)              437
                                                                -------           -------
  (Loss) income before taxes................................     (1,492)            1,118
  Provision for taxes.......................................         --                 1
                                                                -------           -------
  Net (loss) income.........................................    $(1,492)          $ 1,117
                                                                =======           =======
  Net (loss) income per share...............................    $  (.20)          $   .15
                                                                =======           =======
  Weighted average shares outstanding.......................      7,622             7,622
                                                                =======           =======
OTHER DATA:
  EBITDA(2).................................................    $ 2,554           $ 2,141

                                                              UNAUDITED PRO FORMA
                                                                AS OF MARCH 31,
                                                                     1997
                                                              -------------------
BALANCE SHEET DATA:
  Working capital (deficit).................................        $(5,915)
  Property and equipment, net...............................         39,635
  Total assets..............................................         60,747
  Total debt................................................         24,828
  Total liabilities.........................................         31,923
  Minority interest(1)......................................          1,512
  Stockholders' equity......................................         27,312

---------------

(1) Represents a 49% interest in AWC not being acquired by the Company pursuant to the AWC Acquisition.

(2) Earnings before interest income and expense, income taxes, depreciation and amortization. EBITDA should not be considered, however, as an alternative to operating income as an indicator of the Company's operating performance, or as an alternative to cash flows as a measure of overall liquidity.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating an investment in the Common Stock offered hereby.

GENERAL RISKS ASSOCIATED WITH THE COMPANY

     Limited Operating History; Operating Losses. The Company commenced operations in November 1994, acquired the Breckenridge Resort in April 1996, acquired AEG in April 1997 and anticipates acquiring AWC contemporaneously with the closing of this offering. Consequently, the Company has a limited operating history upon which investors may evaluate its performance. In view of its limited operating history, the Company remains susceptible to a variety of business risks. Future operating results will depend on many factors, including, but not limited to, the Company's ability to successfully integrate and expand its business operations and the revenues generated from its acquired operations. The Company has experienced losses from inception through December 31, 1996. There can be no assurance that such losses will not continue. The Company had a net loss of approximately $646,000 for the year ended December 31, 1994, a net loss of approximately $794,000 for the year ended December 31, 1995 and a net loss of approximately $3,127,000 for the year ended December 31, 1996. There can be no assurance that the Company will be able to achieve and sustain profitability on an ongoing basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Liquidity Shortages; Need for Additional Financing. Since inception, the Company has experienced temporary liquidity shortages. The Company's business operations and strategy require substantial amounts of capital on a continuing basis. For instance, the Company's Resort Division requires capital to expand and to conduct renovations and improvements to its properties. The need to make such capital improvements involves certain risks, including the possibility that the Company will not have available sufficient cash to fund such expenditures or that financing for renovations will not be available on favorable terms. The Company's Entertainment and Resort divisions also require capital to expand their operations. The Company will depend on obtaining additional capital in the future through securities offerings, unsecured and secured debt financing and cash flow from operations to expand its business operations and effect its business strategy. The Company intends to use a portion of the proceeds of this offering to fund the AWC Acquisition. The Company will require additional financing to implement its business strategy beyond the AWC Acquisition. In particular, the Company will require the proceeds of the Concurrent Financing to repay the AEG Promissory Notes and to fund future potential development projects and acquisitions, which may include the construction of the Nashville Hotel and the acquisition or development of amphitheaters. Should the Company's actual results of operations fall short of, or its rate of expansion significantly exceed, its projections, or should its costs or capital expenditures exceed the amounts projected, the Company could be required to seek additional financing sooner than currently expected. There can be no assurance that the Company will be able to raise additional capital on terms satisfactory to the Company. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

     Possible Failure to Consummate Concurrent Financing. There can be no assurance that the Concurrent Financing will occur or that it will occur in a timely manner to enable the Company to use the proceeds of such financing to repay the AEG Promissory Notes prior to their maturity or to proceed with its business strategy. The Company's failure to repay such promissory notes prior to their maturity could have important consequences for the Company, including a default under such notes permitting the lenders to foreclose on their security interests.

     Substantial Leverage. In connection with the AEG Acquisition, the Company issued the AEG Promissory Notes in the aggregate principal amount of $2,480,000. In connection with the Breckenridge Resort Acquisition, the Company assumed loans encumbering the assets of the Breckenridge Resort (the "Loans") in the aggregate principal amount of approximately $20,644,000, of which $20,406,000 was outstanding as of December 31, 1996. Of the Loans, approximately $884,000 matures in 1997, approximately $2,250,000 matures in 1998, approximately $6,690,000 matures in 1999, approximately $583,000 matures in 2000, approximately $9,305,000 matures in 2001 and approximately $694,000 matures thereafter. On

June 30, 1997, the Company entered into a letter agreement to refinance approximately $14.5 million of the Loans. The letter agreement contemplates the execution of definitive loan documents providing for a loan of approximately $14.5 million (the "New Loan") with principal and interest due and payable in 2004. There can be no assurance that the Company will be able to consummate the New Loan. In the event that the Company is unable to consummate the New Loan, the Company may be required to reduce or delay planned expenditures or acquisitions. In addition, an inability to make payments when due or to comply with applicable covenants and restrictions could give a lender the right to foreclose on the properties securing such loans, which would have a material adverse effect on the Company. Substantially all of the properties and assets comprising the Breckenridge Resort are pledged as collateral for the Loans and are anticipated to be pledged as collateral for the New Loan. As of March 31, 1997, the Company had approximately $17,560,000 of outstanding long-term indebtedness. See "Capitalization." After giving effect to the Credit Facility, the Company would have approximately $15,000,000 of additional outstanding long-term indebtedness. This substantial indebtedness and fixed charges of the Company may have several important consequences for holders of the Company's securities, including, but not limited to, the following: (i) a substantial portion of the Company's cash flow is required to pay the Company's current interest expense of approximately $1,700,000 per year and principal repayment obligations; (ii) the Company's ability to obtain additional financing in the future, as needed, may be impaired; (iii) the Company's leveraged position and the covenants contained in certain of its debt agreements could limit the Company's ability to compete through future expansion and capital improvements, preventing the Company from maintaining its facilities at an operating level that will continue to attract patrons; and (iv) the Company's leverage may make it vulnerable to changing business and economic conditions, limit its ability to withstand competitive pressures, reduce its flexibility in responding to changing economic conditions and limit its ability to absorb adverse operating results. See "Management's Discussion of Financial Condition and Results of Operations."

     No Assurance of Successful Integration of Business Operations; Management of Growth. The Company's success depends, to a significant degree, on its ability to effectively implement its business strategy. Central to such strategy is the coordinated marketing and operation of the Company's Entertainment and Resort divisions and the successful integration of AEG, AWC and any subsequently acquired businesses. The Company believes it will realize substantial benefits from the integration of AEG and AWC. However, there can be no assurance that the Company will be able to run these businesses profitably or that these businesses will be successfully integrated into the Company's operations. In addition, there can be no assurance that the Company will realize the synergies it has identified in connection with integrating AEG's and AWC's entertainment operations with its existing resort operations. The Company continually evaluates potential acquisitions and intends to actively pursue acquisition opportunities. Future acquisitions could be financed by internally generated funds, bank borrowings, public offerings or private placements of equity or debt securities, or any combination of the foregoing. There can be no assurance that the Company will be able to make acquisitions on terms favorable to the Company. If the Company completes acquisitions, it will encounter various associated risks, including the difficulty associated with integrating an acquired business into the Company's operations, diversion of management's attention and unanticipated problems or liabilities, some or all of which could have a material adverse effect on the Company's results of operations and financial condition. See "Business."

     Possible Failure to Consummate AWC Acquisition. The Company expects to close the AWC Acquisition contemporaneously with the closing of this offering. However, there can be no assurance that the AWC Acquisition will be closed as contemplated. If the Company does not consummate the AWC Acquisition, the Company will need to find alternative uses for approximately $7.0 million of the net proceeds of this offering that it will have invested in short-term investments.

     Dependence on Key Personnel. The success of the Company is substantially dependent on the abilities and continued service of the executive officers of the Company and its subsidiaries. In particular, the Company is dependent on Thomas J. Weaver III, the Company's Chief Executive Officer. Mr. Weaver founded the Company and is essential to its growth. Mr. Weaver devotes all of his business time to the Company. The Company has obtained key-man life insurance on the life of Mr. Weaver in the amount of $1,000,000. The Company has also entered into an employment agreement with Mr. Weaver. AEG's continued success depends in large part upon the abilities and continued service of Marc W. Oswald, Greg M. Janese, Robert E. Geddes and Thomas Miserendino. In connection with the AEG Acquisition, the Company entered into employment agreements with each of Messrs. Oswald and Janese and consulting agreements with each of Messrs. Geddes and Miserendino. The Company anticipates entering into employment agreements with each of Messrs. Geddes and Miserendino in replacement of their existing consulting agreements in connection with the AWC Acquisition. The success of the Breckenridge Resort is largely dependent upon the expertise of Jeffrey McIntyre and Mark van Hartesvelt. The Company has entered into employment agreements with each of Messrs. McIntyre and van Hartesvelt. See "Management -- Employment and Consulting Agreements."

     Economic Conditions. The Company's results of operations will be adversely affected by economic downturns. The Entertainment Division's business is dependent in large part on the sale of services to clients in connection with discretionary spending activities that decrease during periods of economic slowdown. Spending on marketing and sales activities generally declines during recessionary climates. There can be no assurance that a general economic recession or slowdown would not have a material adverse effect on the Entertainment Division. The Resort Division similarly derives its revenues from the leisure market which is affected by recessionary trends. In addition, inflationary pressures could also increase room rates and operating expenses of the Breckenridge Resort above expected levels and could reduce its occupancy rates. An economic downturn, consequently, could have a material adverse effect on the Company's results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Seasonality; Adverse Effects of Unfavorable Weather. The businesses of the Company's Entertainment and Resort divisions are highly seasonal. AEG and AWC generally realize a substantial majority of their cash flow during the second and third quarters of each fiscal year. The Resort Division generally reports losses during such periods and recognizes most of its income during the first and fourth fiscal quarters. While the Company is seeking to develop the Breckenridge Resort as a year-round destination resort, there can be no assurance that such development will reduce the seasonal variations. Attracting guests to the Breckenridge Resort and audiences to the Entertainment Division's entertainment events depends upon favorable weather conditions and, in the case of the Breckenridge Resort, adequate snowfall during the winter ski season. While the Company may be able to mitigate the adverse effects of unfavorable weather conditions, continuing periods of adverse weather conditions could have a material adverse impact on the Company's results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Losses in Excess of Insurance Coverage. The Company maintains comprehensive insurance on the Breckenridge Resort and the Company's other properties, including liability, fire and extended coverage, in the types and amounts customarily obtained by an owner and operator in the resort and hotel industry. In addition, AWC and AEG each maintain comprehensive insurance, including liability coverage, for their general operations and obtain event-specific coverage in connection with certain concerts and events. Nevertheless, there are certain types of losses, generally of a catastrophic nature, such as hurricanes, earthquakes and floods, that may be uninsurable or not economically insurable. The Company will use its discretion in determining amounts, coverage limits and deductibility provisions of insurance, with a view to obtaining appropriate insurance on the operations of the Breckenridge Resort, AEG and AWC and on the Company's other properties and operations at a reasonable cost and on suitable terms. This may result in insurance coverage that, in the event of a loss, would not be sufficient to pay the full current market value or current replacement value of the Company's lost investment and the insurance proceeds received by the Company might not be adequate to restore its economic position with respect to such properties and operations. The inability of the Company, AEG or AWC to obtain comprehensive insurance at adequate levels, or the inability to obtain event-specific coverage at a reasonable cost, could have a material adverse impact on the Company's results of operations and financial condition.

     Risks Involved in Development Activities Through Partnerships and Joint Ventures. The Company is party to several joint ventures and partnerships with unaffiliated investors, including, among others, Warner/Avalon and, following the AWC Acquisition, IMA Partners, and may enter into similar partnership or joint venture arrangements in the future, such as with East-West Partners. Partnership and joint venture arrangements may, under certain circumstances, present certain risks to the Company, including the possibility that the Company's partners or co-venturers might become bankrupt, that such partners or co-investors might have economic or other business interests or goals that are inconsistent with the interests or goals of the Company, and that such partners or co-venturers may, in certain circumstances, be in a position to take actions contrary to the instructions or requests of the Company or contrary to the Company's policies or objectives. In the event that a co-venturer becomes bankrupt, such development has the risk of imposing greater financial obligations on the Company than anticipated to continue the operations of the venture. Such developments also have the risk of delay or impasse on decisions regarding the jointly-held business, which may prevent the Company from making business decisions that would be in its best interests with respect to the jointly-held business. In addition, the agreements governing the partnerships and joint ventures to which the Company is currently a party provide for their termination under certain circumstances, the occurrence of which could have a material adverse effect on the Company's results of operations and financial condition.

     Anti-takeover Considerations. The Company is subject to certain provisions of Tennessee law which limit or restrict certain "business combinations." These provisions could have the effect of discouraging, delaying or preventing a change in control of the Company. See "Description of Securities -- Tennessee Business Combination Act." The Company's Board of Directors has approved reincorporating the Company in Delaware, the corporate laws of which contain similar provisions limiting or restricting certain business combinations. In the event that the Company reincorporates in Delaware, management of the Company may elect to be subject to such provisions.

RISKS ASSOCIATED WITH THE COMPANY'S ENTERTAINMENT OPERATIONS

     Reliance on Large Clients. A significant portion of AEG's Corporate Entertainment revenues and Warner/Avalon's Entertainment Marketing revenues are derived from a small number of large corporate clients. AEG's two largest clients, Northern Telecom and State Farm Insurance Company, accounted for approximately 25% of AEG's Corporate Entertainment revenues in 1996. Warner/Avalon's two largest clients, Union Underwear Company, Inc., d/b/a Fruit of the Loom ("Fruit of the Loom"), and Seagrams Crown Royal ("Crown Royal"), accounted for approximately 95% of Warner/Avalon's Entertainment Marketing revenues in 1996. Accordingly, the loss of any one client could have a material adverse effect on the results of operations and financial condition of AEG and Warner/Avalon. A significant portion of AWC's revenues are derived from concert events held at the IMA. The loss of the use of the IMA for concert events would have a material adverse effect on AWC's results of operations and financial condition.

     Episodic Nature of Corporate Entertainment Business. AEG generally produces Corporate Entertainment events for its clients on an event-by-event basis and typically does not have long-term arrangements with its clients requiring such clients to utilize AEG on an on-going basis for such clients' Corporate Entertainment needs. Accordingly, there can be no assurance that AEG will maintain its present client relationships or that its clients will continue to use AEG for their future Corporate Entertainment needs.

     Variance from Budgeted Costs. AEG generally provides services to its clients on a fixed-fee-for-services basis, with the fee established based upon estimated expenditures required to produce an entertainment event. If the expenditures for an event are greater than anticipated, AEG generally will not be able to pass along the higher costs to the client, which may result in lower net profits or a loss for such event, which could have a material adverse effect on AEG's results of operations and financial condition.

     Changes in Entertainment Trends; Concert Promotion. AEG's Entertainment Marketing and Corporate Entertainment businesses and AWC's concert promotion and production business are based primarily upon the appeal to audiences of seeing live performances in a concert setting. The increasing trend toward electronic presentations, including music videos, compact disks and CD-ROMs, and the increasing sophistication of home equipment for utilizing such products may result in a decrease in the popularity of large concerts, which could have a material adverse effect on the demand for AEG's and AWC's services.

     Absence of Operating History in Corporate Entertainment and Concert Promotion Businesses. The Company's ownership of AEG and AWC is subject to all of the risks inherent in the acquisition and ownership of a new business. The Company's absence of an operating history in the corporate entertainment and concert promotion businesses makes it impossible to predict whether the Company will operate AEG and AWC profitably.

     Geographic Concentration. AWC's operations are primarily concentrated in Southern California. A significant weakening in the Southern California economy may cause the residents of that area to curtail discretionary spending which, in turn, could materially affect the profitability of AWC.

     Competition. The entertainment industry is highly competitive and the success of the Company's entertainment operations depends on its ability to attract and promote popular and successful artists and events. Some of AEG's and AWC's competitors have been in existence for a substantially longer period than AEG and AWC, have greater financial, marketing, personnel and other resources than AEG and AWC and are better established in markets where AEG and AWC may look to expand.

RISKS ASSOCIATED WITH THE COMPANY'S RESORT OPERATIONS

     Geographic Concentration of Resort Assets. The Breckenridge Resort represented approximately 92% of the Company's total assets and approximately 80% of the Company's total revenues for the year ended December 31, 1996. Due to this geographic concentration of the Company's resort assets, a deterioration in economic conditions in Colorado generally or in the Breckenridge area specifically could have a substantial adverse effect on the results of operations and financial condition of the Company.

     Uncontrollable Factors Affecting Performance. The economic performance of the Breckenridge Resort is subject to certain risks incidental to the ownership and operation of real estate. These include the risks normally associated with changes in regional and local economic and market conditions. Such local real estate market conditions may include excess supply and intense competition for guests and tenants, including competition based on room and rental rates, attractiveness and location of the property and quality of maintenance, insurance and management services. In addition, other factors may affect the performance and value of a property adversely, including changes in interest rates and the availability of financing. The success of the Breckenridge Resort, for example, is highly dependent upon its ability to compete with respect to such features as access, location, quality of accommodations, room rate structure and, to a lesser extent, the quality and scope of other amenities such as food and beverage facilities. The success of the Breckenridge Resort also is highly dependent upon the ability of the Town of Breckenridge and Breckenridge Mountain to attract visitors year round. The ski industry is highly competitive and Breckenridge Mountain competes directly with numerous ski areas in Colorado for day skiers and with major resort areas throughout the United States for the destination vacation skier. The restaurant industry is also intensely competitive with respect to price, service, location and food quality, and there are many well-established competitors with substantially greater financial and other resources than the Company. The restaurant business is also often affected by changes in consumer tastes, national, regional or local economic conditions, demographic trends, traffic patterns and the type, number and location of competing businesses.

     Real Estate Development; Illiquidity. The Company has substantial real estate assets. Investments in real estate are subject to a number of risks. The value of the Company's properties and the revenue from the related development activities may be adversely affected by a number of factors, including the national and local economic climate, local real estate conditions (including conditions of oversupply of space or reduction in demand for real estate), the attractiveness of the properties to prospective purchasers and tenants, competition from other available property or spaces, the ability to obtain adequate insurance and to cover other construction costs, government regulations and changes in real estate, zoning or tax laws, interest rate levels and the availability of financing. There can be no assurance that the Company will be able to mitigate these risks.

     Operating Risks. The Resort Division is subject to all of the operating risks common to the resort and hotel industry. These risks include, among other things, over-building in the resort and hotel industry which adversely affects rates charged by the Breckenridge Resort; increases in operating costs due to inflation and other factors; dependence on tourism and weather conditions; and increases in energy costs and other expenses of travel. Any of these factors could have a material adverse effect on the Company's results of operations and financial condition.

     Lease Expiration and Lease of Vacant Space. The Company is subject to the risks that, upon expiration, leases for space in the commercial properties included in the Breckenridge Resort may not be renewed, the space may not be re-leased or the terms of renewal or re-lease (including the cost of required renovations or concessions to tenants) may be less favorable than current lease terms. If the Company were unable to re-lease substantial amounts of vacant space promptly, if the rental rates upon such re-leasing were significantly lower than expected or if cash reserves for costs of re-leasing prove inadequate, the Company's cash flow would be adversely affected.

     Redevelopment of the Breckenridge Resort. The Company intends to proceed with the redevelopment of the Breckenridge Resort. To the extent the Company engages in such redevelopment activities, it will be subject to the risks normally associated with such activities. Such risks include, without limitation, risks relating to the availability and timely receipt of zoning and other regulatory approvals, the cost and timely completion of construction (including risks from causes beyond the Company's control, such as weather or labor conditions or material shortages) and the risk of temporary interference with the operations of those portions of the Breckenridge Resort under development. These risks could result in substantial unanticipated delays and expense and lost revenues and, under certain circumstances, could prevent completion of redevelopment activities once undertaken, any of which could have an adverse effect on the results of operations and financial condition of the Company.

     Development of Nashville Hotel. The Company's present business plan contemplates the expenditure of approximately $10.3 million to develop the Nashville Hotel. The Company expects to finance the initial stages of construction of the Nashville Hotel with a portion of the Concurrent Financing. The development of the Nashville Hotel involves risks associated with construction, including the possibility of construction costs overruns and delays due to various factors (including receipt of regulatory approvals, inclement weather and labor or material shortages) and market or site deterioration. The Company expects that the development of the Nashville Hotel could take a substantial period of time to complete. Any unanticipated delays, expenses or disturbances in the development of the Nashville Hotel could have an adverse effect on the results of operations and financial condition of the Company.

     Potential "Dram Shop" Liability. Restaurants in most states, including Tennessee and Colorado, are subject to "dram shop" laws and legislation, which impose liability on licensed alcoholic beverage servers for injuries or damages caused by their negligent service of alcoholic beverages to a visibly intoxicated person or to a minor, if such service is the proximate cause of the injury or damage and such injury or damage is reasonably foreseeable. While the Company maintains liquor liability insurance as part of its comprehensive general liability insurance which management believes is adequate to protect against such liability, there can be no assurance that it will not be subject to a judgment in excess of such insurance coverage or that it will be able to continue to maintain such insurance coverage at reasonable costs or at all. The imposition of a judgment substantially in excess of the Company's insurance coverage would have a material adverse effect on the Company. The failure of the Company to obtain and maintain insurance coverage could materially and adversely affect the Company.

RISKS ASSOCIATED WITH THE COMPANY'S SECURITIES AND THIS OFFERING

     Shares Eligible for Future Sale. Upon consummation of this offering, the Company will have 7,622,497 shares of Common Stock outstanding. Of these shares of Common Stock, 5,615,132 shares will be freely tradeable except for shares purchased by "affiliates" of the Company. In addition, the Company will have outstanding (i) options to purchase up to 330,000 shares of Common Stock at exercise prices ranging from $5.40 per share to $6.00 per share; (ii) warrants (the "Lender Warrants") to purchase up to 12,500 shares of Common Stock at an exercise price of $6.00 per share; (iii) 1,351,455 redeemable Common Stock purchase warrants (the "Redeemable Warrants") with an exercise price of $6.25 per share; (iv) a warrant to purchase up to 60,000 shares of Common Stock at an exercise price of $6.00 per share (the "Yee Desmond Warrant") issued to Yee, Desmond, Schroeder & Allen, Inc. ("Yee Desmond") in connection with the

Company's initial public offering; (v) warrants (the "1996 Warrants") to purchase up to an aggregate of 120,000 units (the "Units"), each Unit consisting of two shares of Common Stock and one Redeemable Warrant, issued to H.J. Meyers & Co., Inc. ("H.J. Meyers") and Yee Desmond in connection with the Company's public offering in April 1996, having an exercise price of $15.50 per Unit, with the underlying Redeemable Warrants having an exercise price of $7.75 per share; and (vi) the Placement Agent's Warrant to purchase up to [5% of the number of shares sold in this offering] shares of Common Stock. In connection with the Breckenridge Resort Acquisition, the Company issued 417,525 shares of Common Stock to the former owners of the Breckenridge Resort. In connection with the AEG Acquisition, the Company issued 809,840 shares of Common Stock to the former owners of AEG. Sales by present shareholders of substantial amounts of Common Stock in the public market after this offering pursuant to Rule 144 adopted under the Act, or otherwise, or the availability of such shares for sale, could adversely affect prevailing market prices and could impair the Company's future ability to raise capital through the sale of its equity securities should it desire to do so. The Company's directors and certain of its officers have agreed that, for a period of not less than 180 days after the date of this Prospectus (the "Lock-Up Period"), they will not offer, sell or otherwise dispose of any shares of Common Stock beneficially owned or controlled by them (including shares acquired during such period) without the prior written consent of the Placement Agent. Subject to the expiration of the Lock-Up Period, shares held by such officers and directors (approximately 22.0% of the outstanding shares of Common Stock after this offering) will be eligible for resale subject to the requirements of Rule 144 under the Act. See "Shares Eligible for Future Sale."

     Risks Associated with Forward-Looking Statements Included in this Prospectus. This Prospectus may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements are intended to be covered by the safe harbors created by such provisions. These statements include the plans and objectives of management for future growth of the Company, including plans and objectives relating to the operation of AEG, the acquisition of AWC, the consummation of the Concurrent Financing and the consummation of future private and public issuances of the Company's equity and debt securities. The forward-looking statements included herein are based on current expectations that involve numerous risks and uncertainties. The Company's plans and objectives are also based on the assumptions that competitive conditions within the entertainment and resort industries will not change materially or adversely and that there will be no material adverse change in the Company's operations or business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company. Although the Company believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that the forward-looking statements included in this Prospectus will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Common Stock offered hereby are estimated to be approximately $9,000,000, after deducting the Placement Agent's fee and other estimated offering expenses payable by the Company. The net proceeds of the offering will be used approximately as follows:

Purchase of 51% interest in AWC(1)..........................  $7,000,000
Working capital and general corporate purposes..............   2,000,000
                                                              ----------
     Total..................................................  $9,000,000
                                                              ==========

------------------

(1) In consideration for the 51% interest in AWC, the Company will pay $7,000,000 in cash. Excludes $300,000 of estimated transaction costs.

     Concurrently with this offering, the Company is seeking to consummate the Concurrent Financing. The consummation of this offering and the Concurrent Financing are not conditioned upon each other. It is currently anticipated that a portion of the Credit Facility will be used to repay the AEG Promissory Notes and for potential future development projects and acquisitions. The AEG Promissory Notes are in the aggregate principal amount of $2,480,000, bear interest at 10% per annum and are due and payable in full on July 31, 1997. See "Management's Discussion and Analysis of Results of Operations and Financial Condition."

     The initial estimate for the use of net proceeds of this offering and the Concurrent Financing represents management's estimate based upon current business and economic conditions. Although the Company does not contemplate material changes in the proposed use of the net proceeds of these financings, to the extent the Company finds that adjustment is required by reason of changing business conditions, the amounts shown may be adjusted among the intended uses. Until utilized for the above purposes, the net proceeds of this offering will be invested in short-term, high quality, investment grade, interest-bearing securities.

                                DIVIDEND POLICY

     The Company has not paid or declared cash distributions or dividends and does not intend to pay cash dividends on the Common Stock in the foreseeable future. The Company currently intends to retain all earnings to finance the development and expansion of its operations. In addition, the agreements governing the Loans restrict, and it is anticipated that the Credit Facility will restrict, the Company's ability to pay dividends. The declaration of cash dividends in the future will be determined by the Board of Directors based upon the Company's earnings, financial condition, capital requirements and other relevant factors.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock is quoted on the Nasdaq National Market under the symbol NCCI. On June 30, 1997, the last reported sale price of the Common Stock was $4.50 per share. The following table sets forth the range of high and low sales prices of the Common Stock for the indicated periods, as reported on the Nasdaq National Market.

                                                                HIGH              LOW
                                                                ----              ---
1995
  First Quarter.............................................     $7 1/2          $4 1/2
  Second Quarter............................................      7 3/4           5 1/2
  Third Quarter.............................................      8               5
  Fourth Quarter............................................      7               5
1996
  First Quarter.............................................     $6 1/2          $5
  Second Quarter............................................      8 1/4           4 33/64
  Third Quarter.............................................      6 3/8           4
  Fourth Quarter............................................      5 7/8           3 3/8
1997
  First Quarter.............................................     $6              $3 3/8
  Second Quarter............................................      5 7/8           4 1/8

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as reflected in the Company's unaudited consolidated financial statements as of March 31, 1997, and as adjusted to give effect to the Acquisitions and this offering and the application of the estimated net proceeds therefrom as described under "Use of Proceeds" as if these transactions had been consummated on March 31, 1997. The following table does not reflect the consummation of the Concurrent Financing. This table should be read in conjunction with "Unaudited Pro Forma Consolidated Financial Data" and the Financial Statements and the related notes thereto of each of the Company, AEG, AWC and IMA Partners appearing elsewhere herein.

                                                             PRO FORMA ADJUSTMENTS       PRO FORMA
                                          MARCH 31, 1997   -------------------------        AS
                                              ACTUAL       ACQUISITIONS     OFFERING     ADJUSTED
                                          --------------   ------------     --------     ---------
                                                         (IN THOUSANDS) (UNAUDITED)
Short-term debt and current portion of
  long-term debt........................     $ 2,683          $  915(1)                   $ 6,078
                                                               2,480(2)
Long-term debt:
  Capital lease obligation, net of
     current portion....................         733             384(1)                     1,117
  Long-term debt, net of current
     portion............................      17,559              74(1)                    17,633
                                             -------                                      -------
          Total long-term debt..........      18,292                                       18,750
                                             -------                                      -------
          Total debt....................      20,975                                       24,828
Minority interest.......................          --           1,512(3)                     1,512
Stockholders' equity:
  Preferred stock, no par value,
     1,000,000 shares authorized,
     334,285 shares of Series A
     Convertible Preferred Stock issued
     and outstanding, $10,029
     liquidation preference.............          10                                           10
  Common stock, no par value, 20,000,000
     shares authorized, 4,590,435 shares
     issued and outstanding(4);
     7,622,497 shares issued and
     outstanding, as adjusted(5)........      16,770           4,320(6)      $9,000(7)     30,090
  Accumulated deficit...................      (2,788)                                      (2,788)
                                             -------                                      -------
          Total stockholders' equity....      13,992                                       27,312
                                             -------                                      -------
          Total capitalization..........     $34,967                                      $53,652
                                             =======                                      =======

---------------

(1) Reflects indebtedness of AWC and IMA Partners.

(2) Reflects the issuance by the Company of the AEG Promissory Notes in connection with the AEG Acquisition.

(3) Reflects the 49% interest in AWC not being acquired by the Company pursuant to the AWC Acquisition.

(4) Excludes: (i) 334,285 shares issuable upon conversion of the Series A Preferred Stock, (ii) 80,000 shares issuable upon the exercise of outstanding stock options, (iii) 1,351,455 shares issuable upon exercise of the Redeemable Warrants, (iv) 60,000 shares issuable upon exercise of the Yee Desmond Warrant, (v) 12,500 shares issuable upon exercise of the Lender Warrants, and (vi) 240,000 shares issuable upon exercise of the 1996 Warrants, plus an additional 120,000 shares underlying the Redeemable Warrants included in the Units underlying the 1996 Warrants. See "Description of Securities."

(5) Reflects the issuance of 809,840 shares of Common Stock to the former owners of AEG in connection with the AEG Acquisition and the issuance of shares of Common Stock pursuant to this offering. Excludes shares of Common Stock issuable upon exercise of the Placement Agent's Warrant.

(6) Reflects the fair value of 809,840 shares of Common Stock issued to the former owners of AEG in connection with the AEG Acquisition.

(7) Reflects the assumed net proceeds of this offering.

                UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

     The following unaudited pro forma consolidated financial data (the "Pro Forma Financial Data") of the Company has been prepared utilizing the historical Financial Statements and related notes thereto of each of the Company, AEG, AWC and IMA Partners appearing elsewhere herein and the unaudited financial statements of the Breckenridge Resort for the period from January 1, 1996 to April 29, 1996 not included herein. The Pro Forma Financial Data gives pro forma effect to the consummation of this offering and the Acquisitions as if they had occurred on March 31, 1997 for balance sheet purposes and as of January 1, 1996 and January 1, 1997 for purposes of the pro forma statements of operations and to the consummation of the Breckenridge Resort Acquisition as though such transaction had occurred as of April 29, 1996 for balance sheet purposes and as of January 1, 1996 for statement of operations purposes. As a result of the Acquisitions, the Company has reconfigured its financial reporting segments into Entertainment and Resort to separate the operations of its two primary business divisions.

     The Breckenridge Resort Acquisition has been accounted for, and the Acquisitions are being accounted for, under the purchase method of accounting and the Pro Forma Financial Data has been prepared on such basis of accounting utilizing estimates and assumptions as set forth below and in the notes thereto. The Pro Forma Financial Data is presented for informational purposes and is not necessarily indicative of the future financial position or results of operations of the combined businesses that would have resulted had the Breckenridge Resort Acquisition and the Acquisitions been consummated on the dates or as of the periods described above. The purchase price allocations reflected in the Pro Forma Financial Data have been based on preliminary estimates of the respective fair value of assets and liabilities, which may differ from the actual allocations, and are subject to revision. The Pro Forma Financial Data should be read in conjunction with the Financial Statements and the related notes thereto of each of the Company, AEG, AWC and IMA Partners appearing elsewhere herein.

                          NASHVILLE COUNTRY CLUB, INC.

              UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET DATA
                              AS OF MARCH 31, 1997
                                 (IN THOUSANDS)

                                                    HISTORICAL
                                             ------------------------   ACQUISITION     OFFERING       PRO FORMA
                                             COMPANY    AEG     AWC     ADJUSTMENTS    ADJUSTMENTS    CONSOLIDATED
                                             -------   -----   ------   -----------    -----------    ------------
                  ASSETS
Cash and cash equivalents..................  $ 2,620   $ 194   $  500     $  (700)(a)    $9,000(e)
                                                                           (7,300)(b)
                                                                              285(c)                    $ 4,599
Accounts receivable........................    1,235     103      244         (92)(d)                     1,490
Inventories................................      431      --       --                                       431
Prepaid expenses and other current
  assets...................................      135     293      107         203(c)                        738
                                             -------   -----   ------                                   -------
          Total current assets.............    4,421     590      851                                     7,258
Property and equipment, net................   33,870      59      242       5,464(c)                     39,635
Intangible and other assets................      357     (84)   1,036       7,728(a)
                                                                            5,726(b)
                                                                             (909)(d)                    13,854
                                             -------   -----   ------                                   -------
          Total assets.....................  $38,648   $ 565   $2,129                                   $60,747
                                             =======   =====   ======                                   =======
        LIABILITIES AND STOCKHOLDERS' EQUITY

Short-term debt and current portion of
  long-term debt...........................  $ 2,683      --   $  515     $   400(c)
                                                                            2,480(a)                    $ 6,078
Accounts payable and accrued liabilities...    3,681   $ 793    1,182       1,531(c)
                                                                              (92)(d)                     7,095
                                             -------   -----   ------                                   -------
          Total current liabilities........    6,364     793    1,697                                    13,173

Long-term debt:
  Capital lease obligation, net of current
     portion...............................      733      --       --         384(c)                      1,117
  Long-term debt, net of current portion...   17,559      --       74                                    17,633
                                             -------   -----   ------                                   -------
          Total liabilities................   24,656     793    1,771                                    31,923
Minority interest..........................       --      --       --        (270)(b)
                                                                            1,782(c)                      1,512

Stockholders' equity:
  Preferred stock..........................       10      --       --                                        10
  Stockholders' and partners' capital......   16,770      19       18         (19)(a)
                                                                              (18)(b)
                                                                            4,320(a)      9,000(e)       30,090
  Accumulated (deficit) earnings...........   (2,788)   (247)     340         247(a)
                                                                             (340)(b)                    (2,788)
                                             -------   -----   ------                                   -------
          Total stockholders' equity.......   13,992    (228)     358                                    27,312
                                             -------   -----   ------                                   -------
          Total liabilities and
            stockholders' equity...........  $38,648   $ 565   $2,129                                   $60,747
                                             =======   =====   ======                                   =======

         See notes to unaudited pro forma consolidated financial data.

                 NASHVILLE COUNTRY CLUB, INC. AND SUBSIDIARIES

          NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                              AS OF MARCH 31, 1997

(a) This entry reflects the AEG Acquisition and the related elimination of AEG's historical stockholders' deficit. The AEG Acquisition will result in the net liabilities of AEG being revalued to reflect the purchase price of the transaction. The purchase price of AEG will be calculated as the sum of (i) the fair value of the Company's Common Stock that was issued to the former owners of AEG, (ii) the fair value of notes payable issued by the Company to the former owners of AEG, (iii) the cash payment made to the former owners of AEG, (iv) AEG's net liabilities as of March 31, 1997 and (v) transaction costs. Under the purchase accounting method, the acquisition cost is allocated to the assets and liabilities acquired based on their relative fair values. The Company has not yet completed any appraisals or other valuation studies, nor has it made a final determination of the useful lives of the assets acquired. Based on the foregoing, the Company has established a purchase price for AEG of approximately $7,728,000. For purposes of the pro forma consolidated financial data, the entire purchase price amount has been allocated to goodwill. Amortization expense in the pro forma consolidated financial data has been calculated assuming an amortization period of 20 years. The Company believes that the final allocation of the purchase price (and related amortization period) will not differ materially from the pro forma amounts included herein. The Company expects the final allocation to be completed no later than March 31, 1998.

     The following table summarizes the components of the purchase price:

Fair value of Common Stock issued...........................  $4,320,000
Fair value of notes payable issued..........................   2,480,000
Cash payments...............................................     400,000
Transaction costs...........................................     300,000
AEG's net liabilities at March 31, 1997.....................     228,000
                                                              ----------
Purchase price..............................................  $7,728,000
                                                              ==========

          The Merger Agreement relating to the AEG Acquisition (the "Merger Agreement") provides for an adjustment to the purchase price based on AEG's net income before taxes for the year ending December 31, 1997 (the "1997 Pre-Tax Net Income"). In the event that AEG's 1997 Pre-Tax Net Income equals or exceeds $1.2 million, the purchase price is not adjusted. In the event that AEG's 1997 Pre-Tax Net Income is less than $1.2 million, the purchase price is adjusted downward in an amount equal to six times the difference between the 1997 Pre-Tax Net Income and $1.2 million. The former owners of AEG may satisfy the adjusted purchase price, if any, by delivering to the Company either cash or shares of Common Stock valued based on the average closing prices of the Common Stock for the 30 trading days ending 5 days prior to the calculation of the 1997 Pre-Tax Net Income. Management does not anticipate that the purchase price will be adjusted materially.

(b) This entry reflects the AWC Acquisition and the related elimination of AWC's historical stockholders' equity. The AWC Acquisition will result in the net assets of AWC being revalued to reflect the purchase price of the transaction. The purchase price of AWC will be calculated as the sum of (i) the cash payment made to the former owners of AWC and (ii) transaction costs. Under the purchase accounting method, the acquisition cost is allocated to the assets and liabilities acquired based on their relative fair values. In addition, the Company will record a minority interest equal to the 49% of AWC's net assets not acquired by the Company. The Company has not yet completed any appraisals or other valuation studies, nor has it made a final determination of the useful lives of the assets acquired. The Company's preliminary allocation of the acquisition cost resulted in an excess purchase price over the fair value of the net tangible assets acquired of approximately $5,726,000. For purposes of the pro forma consolidated financial data, this excess has been allocated to goodwill. Amortization expense in the pro forma consolidated financial data has been calculated assuming an amortization period of 20 years. In consideration for the 51% interest in AWC, the Company has agreed to pay an aggregate purchase price

                 NASHVILLE COUNTRY CLUB, INC. AND SUBSIDIARIES

                              AS OF MARCH 31, 1997

    equal to the greater of (i) $7,000,000 or (ii) 51% of the sum of (a) six times the average of EBITDA (as defined elsewhere herein) from the operations of the AWC entities which will own and operate amphitheaters ("AWC's Amphitheater Operations") for the years 1996, 1997 and 1998 (the "Computation Period") and (b) six times the average of the net income before taxes of the remaining business entities constituting AWC ("AWC's Non-amphitheater Operations") for the Computation Period. The Company believes that the final allocation of the purchase price (and related amortization period) will not differ materially from the pro forma amounts included herein. The Company expects the final allocation to be completed no later than June 30, 1998.

     The following table summarizes the purchase price in excess of fair value basis:

Cash payments...............................................  $7,000,000
Transaction costs...........................................     300,000
                                                              ----------
Purchase price..............................................   7,300,000
51% of AWC's net assets at March 31, 1997 after giving
  effect to the consolidation of IMA Partners...............   1,574,000
                                                              ----------
Purchase price in excess of fair value basis................  $5,726,000
                                                              ==========

     The letter agreement relating to the AWC Acquisition provides for an aggregate purchase price equal to the greater of (i) $7,00,000 or (ii) 51% of the sum of (a) six times the average of EBITDA for AWC's Amphitheater Operations for the Computation Period and (b) six times the average of the net income before taxes of AWC's Non-amphitheater Operations for the Computation Period. To the extent the aggregate purchase price exceeds $7,000,000, the difference will be payable by the Company in shares of Common Stock valued at the average closing price of the Common Stock for each day in the Computation Period. Management does not anticipate that any adjustment in the purchase price would result in the issuance of a material amount of Common Stock.

(c) At March 31, 1997, AWC held a 25% interest in IMA Partners which results in the use of the equity method of accounting for AWC's investment in IMA Partners. Upon completion of the AWC Acquisition, the Company will hold a 51% interest in IMA Partners. As a result, the operations of IMA Partners will be presented using the consolidated method of accounting. This adjustment is presented to show the impact of including all assets, liabilities, partners' capital and minority interest of IMA Partners as if IMA Partners were consolidated.

     The following table provides summary balance sheet data for IMA Partners as of March 31, 1997:

Current assets..............................................  $  488,000
Property and equipment......................................   5,464,000
Current portion of capital lease obligation.................     400,000
Other current liabilities...................................   1,531,000
Capital lease obligation, net of current portion............     384,000
Partners' capital...........................................   3,637,000

(d) As a result of the consolidation of IMA Partners as discussed in (c) above, the investment in IMA Partners and all related intercompany accounts are eliminated in consolidation.

(e) Reflects the application of the net proceeds of this offering.

                          NASHVILLE COUNTRY CLUB, INC.

         UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS DATA
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                       BRECKENRIDGE
                                                  HISTORICAL              RESORT
                                          --------------------------   ACQUISITION    ACQUISITION      OFFERING       PRO FORMA
                                          COMPANY    AEG       AWC     ADJUSTMENTS    ADJUSTMENTS   ADJUSTMENTS(1)   CONSOLIDATED
                                          -------   ------   -------   ------------   -----------   --------------   ------------
Revenues:
  Entertainment.........................  $    --   $5,570   $18,011                    $10,306(f)                     $33,887
  Resort................................   10,809       --        --      $9,915(a)                                     20,724
                                          -------   ------   -------                                                   -------
          Total revenues................   10,809    5,570    18,011                                                    54,611
Operating expenses:
  Entertainment.........................       --    6,013    17,723                       (635)(e)
                                                                                          9,818(f)
                                                                                           (304)(c)
                                                                                           (150)(e)                     32,465
  Resort................................   11,823       --        --       7,368(a)                                     19,191
  Depreciation and amortization.........      599       25        65         225(a)         386(b)
                                                                                            286(d)
                                                                                            306(f)                       1,892
  Corporate expenses....................      347       --        --                                                       347
                                          -------   ------   -------                                                   -------
          Total operating expenses......   12,769    6,038    17,788                                                    53,895
(Loss) income from operations...........   (1,960)    (468)      223                                                       716
Interest (expense) income, net..........   (1,167)       5      (111)       (595)(a)        (38)(f)
                                                                                           (248)(j)                     (2,154)
Other income, net.......................       --      452        80                        (36)(g)                        496
Minority interest.......................       --       --        --                       (479)(i)
                                                                                            (71)(f)                       (550)
                                          -------   ------   -------                                                   -------
(Loss) income before taxes..............   (3,127)     (11)      192                                                    (1,492)
Provision for taxes.....................       --        1        11                        (12)(h)                         --
                                          -------   ------   -------                                                   -------
Net (loss) income.......................  $(3,127)  $  (12)  $   181                                                   $(1,492)
                                          =======   ======   =======                                                   =======
Net (loss) per share....................                                                                               $  (.20)
                                                                                                                       =======
Weighted average shares outstanding.....                                                                                 7,622
                                                                                                                       =======

---------------

(1) There were no pro forma offering adjustments to the Statement of Operations Data other than the inclusion of the 2,222,222 shares of Common Stock being offered pursuant to this offering in the weighted average number of shares outstanding for the year ended December 31, 1996.

         See notes to unaudited pro forma consolidated financial data.

                 NASHVILLE COUNTRY CLUB, INC. AND SUBSIDIARIES

                 NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED
                            STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996

(a) The Breckenridge Resort was acquired on April 29, 1996 and, accordingly, the results of operations of the Breckenridge Resort for the period from January 1, 1996 to April 29, 1996 are not included in the historical consolidated financial statements of the Company for the year ended December 31, 1996. This adjustment is presented to show the impact of including the revenues and expenses of the Breckenridge Resort as if the Breckenridge Resort Acquisition had occurred on January 1, 1996.

(b) The AEG Acquisition results in recording goodwill of approximately $7,728,000. The Company expects to amortize this amount over a period of 20 years. This results in annual amortization of approximately $386,000.

(c) In 1996, AEG paid salaries and made ownership distributions based primarily on the profitability of AEG and the availability of cash to fund such payments. These payments were charged to entertainment expenses. Under the terms of the Merger Agreement, these individuals have been provided with employment/consulting agreements which specifically define salaries, consulting fees and bonuses. The adjustment results from the net change in expense as if the employment/consulting agreements had been in effect in 1996.

(d) The AWC Acquisition results in recording goodwill of approximately $5,726,000. The Company expects to amortize this amount over a period of 20 years. This results in annual amortization of approximately $286,000.

(e) In 1996, AWC paid salaries and made ownership distributions based primarily on the profitability of AWC and the availability of cash to fund such payments. These payments were charged to entertainment expenses. Under the terms of the definitive agreement relating to the AWC Acquisition, these individuals will be provided with employment/consulting agreements which specifically define salaries, consulting fees and bonuses. The adjustment results from the net change in expense as if the employment/consulting agreements had been in effect in 1996.

(f) At March 31, 1997, AWC held a 25% interest in IMA Partners which results in the use of the equity method of accounting for AWC's investment in IMA Partners. Upon completion of the AWC Acquisition, the Company will hold a 51% interest in IMA Partners. As a result, the operations of IMA Partners will be presented using the consolidated method of accounting. This adjustment is presented to show the impact of including all revenues, expenses and minority interest of IMA Partners as if IMA Partners were consolidated.

     In April 1997, IMA Partners entered into a joint venture with Pavilion Partners known as Western Amphitheater Partners ("WAP") for the operation of the IMA and the GHA. Pursuant to the WAP joint venture, IMA Partners will participate in the net operations of WAP.

     The following table provides summary statement of operations data of IMA Partners for the year ended December 31, 1996:

Revenues................................  $10,306,000
Cost of revenues........................    7,604,000
Operating expenses......................    2,214,000
Depreciation and amortization...........      306,000
Interest expense........................       38,000
Net income..............................      144,000

(g) As a result of the consolidation of IMA Partners as discussed in (f) above, the equity income (loss) from IMA Partners is eliminated.

                 NASHVILLE COUNTRY CLUB, INC. AND SUBSIDIARIES

                 NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED
                     STATEMENT OF OPERATIONS -- (CONTINUED)

(h) As a result of the expected utilization of net operating loss carryforwards, the tax provisions have been removed as a pro forma adjustment.

(i) Reflects the 49% minority interest in AWC, after considering the earnings effect of pro forma adjustments discussed in (e) and (h) above.

(j) The Company anticipates repaying the AEG Promissory Notes with proceeds from the Concurrent Financing. This adjustment reflects pro forma interest expense assuming the AEG Promissory Notes were outstanding as of January 1, 1996 and a 10% interest rate, the contractual interest rate of the AEG Promissory Notes.

                          NASHVILLE COUNTRY CLUB, INC.

         UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS DATA
                   FOR THE THREE MONTHS ENDED MARCH 31, 1997
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                       HISTORICAL
                                ------------------------   ACQUISITION      OFFERING       PRO FORMA
                                COMPANY    AEG      AWC    ADJUSTMENTS   ADJUSTMENTS(1)   CONSOLIDATED
                                -------   ------   -----   -----------   --------------   ------------
Revenues:
  Entertainment...............  $    --   $1,544   $ 599       $74(e)                       $ 2,217
  Resort......................   10,102       --      --                                     10,102
                                -------   ------   -----                                    -------
          Total revenues......   10,102    1,544     599                                     12,319
Operating expenses:
  Entertainment...............       --    1,555     749       470(e)
                                                                88(b)
                                                               120(d)                         2,982
  Resort......................    7,523       --      --                                      7,523
  Depreciation and
     amortization.............      256        6      17        97(a)
                                                                72(c)
                                                                77(e)                           525
  Corporate expense...........      133       --      --                                        133
                                -------   ------   -----                                    -------
          Total operating
            expenses..........    7,912    1,561     766                                     11,163
Income (loss) from
  operations..................    2,190      (17)   (167)                                     1,156
Interest expense, net.........     (411)      --     (12)      (13)(e)
                                                               (62)(h)                         (498)
Other income, net.............       --        8    (106)      121(f)                            23
Minority interest.............       --       --      --       199(g)
                                                               238(e)                           437
                                -------   ------   -----                                    -------
Income (loss) before taxes....    1,779       (9)   (285)                                     1,118
Provision for taxes...........       --       --       1                                          1
                                -------   ------   -----                                    -------
Net income (loss).............  $ 1,779   $   (9)  $(286)                                   $ 1,117
                                =======   ======   =====                                    =======
Net income per share..........                                                              $   .15
                                                                                            =======
Weighted average shares
  outstanding.................                                                                7,622
                                                                                            =======

---------------

(1) There were no pro forma offering adjustments to the Statement of Operations Data other than the inclusion of the 2,222,222 shares of Common Stock being offered pursuant to this offering in the weighted average number of shares outstanding for the three months ended March 31, 1997.

         See notes to unaudited pro forma consolidated financial data.

                 NASHVILLE COUNTRY CLUB, INC. AND SUBSIDIARIES

       NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1997

(a) The AEG Acquisition results in recording goodwill of approximately $7,728,000. The Company expects to amortize this amount over a period of 20 years. This results in quarterly amortization of approximately $97,000.

(b) For the three months ended March 31, 1997, AEG paid salaries and made ownership distributions based primarily on the profitability of AEG and the availability of cash to fund such payments. These payments were charged to entertainment expenses. Under the terms of the Merger Agreement, these individuals have been provided with employment/consulting agreements which specifically define salaries, consulting fees and bonuses. The adjustment results from the net change in expense as if the employment/consulting agreements had been in effect in the first quarter of 1997.

(c) The AWC Acquisition results in recording goodwill of approximately $5,726,000. The Company expects to amortize this amount over a period of 20 years. This results in quarterly amortization of approximately $72,000.

(d) For the three months ended March 31, 1997, AWC paid salaries and made ownership distributions based primarily on the profitability of AWC and the availability of cash to fund such payments. These payments were charged to entertainment expenses. Under the terms of the definitive agreement relating to the AWC Acquisition, these individuals will be provided with employment/consulting agreements which specifically define salaries, consulting fees and bonuses. The adjustment results from the net change in expense as if the employment/consulting agreements had been in effect in the first quarter 1997.

(e) At March 31, 1997, AWC held a 25% interest in IMA Partners which results in the use of the equity method of accounting for AWC's investment in IMA Partners. Upon completion of the AWC Acquisition, the Company will hold a 51% interest in IMA Partners. As a result, the operations of IMA Partners will be presented using the consolidated method of accounting. This adjustment is presented to show the impact of including all revenues, expenses and minority interest of IMA Partners as if IMA Partners were consolidated.

     In April 1997, IMA Partners entered into the WAP joint venture with Pavilion Partners for the operation of the IMA and GHA. Pursuant to the WAP joint venture, IMA Partners will participate in the net operations of WAP.

     The following table provides summary statement of operations data of IMA Partners for the three months ended March 31, 1997:

Revenue.....................................................  $  74,000
Operating expenses..........................................    470,000
Depreciation and amortization...............................     77,000
Interest expense............................................     13,000
Net loss....................................................   (486,000)

(f) As a result of the consolidation of IMA Partners as discussed in (e) above, the equity in losses from IMA Partners is eliminated.

(g) Reflects the 49% minority interest in AWC, after considering the earnings effect of pro forma adjustment discussed in (d) above.

(h) The Company anticipates repaying the AEG Promissory Notes with proceeds from the Concurrent Financing. This adjustment reflects pro forma interest expense assuming the AEG Promissory Notes were outstanding as of January 1, 1997 and a 10% interest rate, the contractual interest rate of the AEG Promissory Notes.

                  SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

                                    THE COMPANY
                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The information presented below for each of the two years in the period ended December 31, 1996 and as of December 31, 1996 is derived from the consolidated financial statements of the Company, which have been audited by Arthur Andersen LLP, independent public accountants, appearing elsewhere herein. The information presented below for the three month periods ended March 31, 1996 and March 31, 1997 and as of March 31, 1997 is derived from the unaudited consolidated financial statements of the Company appearing elsewhere herein, prepared on the same basis as the audited financial statements and containing, in management's opinion, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial position and results of operations of the Company for these periods. The results of operations for any interim period are not necessarily indicative of the results of operations for a full year.

     The information presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and related notes thereto of the Company appearing elsewhere herein.

                                                                      YEARS ENDED            THREE MONTHS
                                                                     DECEMBER 31,           ENDED MARCH 31,
                                                                  -------------------      -----------------
                                                                   1995        1996        1996        1997
                                                                  ------      -------      -----      ------
                                                                                              (UNAUDITED)
STATEMENT OF OPERATIONS DATA(1):
  Revenues:
    Rooms...................................................      $   --      $ 4,202      $  --      $5,796
    Food and beverage.......................................       2,216        4,151        502       2,453
    Other...................................................          14        2,456         13       1,853
                                                                  ------      -------      -----      ------
        Total revenues......................................       2,230       10,809        515      10,102
                                                                  ------      -------      -----      ------
  Departmental expenses:
    Rooms...................................................          --        3,283         --       3,339
    Food and beverage.......................................       2,031        4,004        444       1,823
    Other...................................................          --        1,615         --       1,227
                                                                  ------      -------      -----      ------
        Total departmental expenses.........................       2,031        8,902        444       6,389
                                                                  ------      -------      -----      ------
  Departmental profit.......................................         199        1,907         71       3,713
  Undistributed operating expenses:
    General and administrative..............................         480        1,461         55         586
    Sales and marketing.....................................         212          825         38         239
    Property operation and maintenance......................         206          982         50         442
    Depreciation and amortization...........................         114          599         29         256
                                                                  ------      -------      -----      ------
        Total undistributed operating expenses..............       1,011        3,867        172       1,523
                                                                  ------      -------      -----      ------
  (Loss) income from operations.............................        (812)      (1,960)      (101)      2,190
  Interest income (expense):
    Interest income.........................................          21           56          2          24
    Interest expense........................................          (3)      (1,223)        --        (435)
                                                                  ------      -------      -----      ------
  Net (loss) income.........................................      $ (794)     $(3,127)     $ (99)     $1,779
                                                                  ======      =======      =====      ======
  Net (loss) income per share...............................      $ (.54)     $  (.87)     $(.07)     $  .36
                                                                  ======      =======      =====      ======
  Weighted average number of shares outstanding.............       1,470        3,576      1,470       4,925
                                                                  ======      =======      =====      ======
OTHER DATA:
    EBITDA(2)...............................................      $ (698)     $(1,361)     $ (72)     $2,446

                                                                        AS OF                AS OF
                                                                  DECEMBER 31, 1996      MARCH 31, 1997
                                                                  -----------------      --------------
                                                                                          (UNAUDITED)
BALANCE SHEET DATA:
  Working capital (deficit).................................           $(1,799)             $(1,943)
  Property and equipment, net...............................            34,044               33,870
  Total assets..............................................            38,108               38,648
  Total debt................................................            21,139               20,975
  Total liabilities.........................................            25,895               24,656
  Stockholders' equity......................................            12,213               13,992

---------------

(1) The Company acquired the Breckenridge Resort on April 29, 1996. The Statement of Operations Data includes the operating results of the Breckenridge Resort for the periods from April 29, 1996 to December 31, 1996 and from January 1, 1997 to March 31, 1997.

(2) Earnings before interest income and expense, income taxes, depreciation and amortization. EBITDA should not be considered, however, as an alternative to operating income as an indicator of the Company's operating performance, or as an alternative to cash flows as a measure of overall liquidity.

                       SELECTED HISTORICAL FINANCIAL DATA

                        AVALON ENTERTAINMENT GROUP, INC.
                                 (IN THOUSANDS)

     The information presented below for each of the two years in the period ended December 31, 1996 and as of December 31, 1996 is derived from the financial statements of AEG, which have been audited by Arthur Andersen LLP, independent public accountants, appearing elsewhere herein. The information presented below for the three month periods ended March 31, 1996 and March 31, 1997 and as of March 31, 1997 is derived from the unaudited financial statements of AEG appearing elsewhere herein, prepared on the same basis as the audited financial statements and containing, in management's opinion, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial position and results of operations of AEG for these periods. The results of operations for any interim period are not necessarily indicative of the results of operations for a full year.

     The information presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and related notes thereto of AEG appearing elsewhere herein.

                                                                 YEARS ENDED             THREE MONTHS
                                                                 DECEMBER 31,          ENDED MARCH 31,
                                                              ------------------      ------------------
                                                               1995        1996        1996        1997
                                                              ------      ------      ------      ------
                                                                                         (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
  Revenues..................................................  $3,969      $5,570      $1,040      $1,544
  Cost of revenues..........................................   2,887       4,029         738       1,222
                                                              ------      ------      ------      ------
                                                               1,082       1,541         302         322
  General and administrative(1).............................   1,259       2,009         278         339
                                                              ------      ------      ------      ------
    (Loss) gain from operations.............................    (177)       (468)         24         (17)
  Other income (expense):
    Interest income (expense), net..........................     (16)          5          --          --
    Equity in income of joint venture(2)....................     538         449         217           8
    Other income, net.......................................       5           3          --          --
                                                              ------      ------      ------      ------
    Income (loss) before provision for income taxes.........     350         (11)        241          (9)
  Provision for income taxes(3).............................       3           1           1          --
                                                              ------      ------      ------      ------
    Net income (loss).......................................  $  347      $  (12)     $  240      $   (9)
                                                              ======      ======      ======      ======
OTHER DATA:
  EBITDA(4).................................................  $  397      $    8      $  249      $   (2)

                                                                    AS OF                 AS OF
                                                              DECEMBER 31, 1996       MARCH 31, 1997
                                                              -----------------       --------------
                                                                                       (UNAUDITED)
BALANCE SHEET DATA:
  Working capital (deficit).................................        $(304)                $(203)
  Property and equipment, net...............................           54                    59
  Total assets..............................................          628                   565
  Total liabilities.........................................          848                   793
  Stockholders' (deficit)...................................         (219)                 (228)

---------------

(1) Includes salaries and profit distributions to shareholders of $410,000 and $902,000 for the years ended December 31, 1995 and 1996, respectively, and $50,000 and $63,000 for the three months ended March 31, 1996 and 1997, respectively.

(2) Represents AEG's 50% interest in Warner/Avalon.

(3) In each of the periods presented, AEG operated as an S corporation under Subchapter S of the Internal Revenue Code. Accordingly, AEG was not subject to federal income taxation.

(4) Earnings before interest income and expense, income taxes, depreciation and amortization. EBITDA should not be considered, however, as an alternative to operating income as an indicator of the Company's operating performance, or as an alternative to cash flows as a measure of overall liquidity.

                  SELECTED HISTORICAL COMBINED FINANCIAL DATA

                               AVALON WEST COAST
                                 (IN THOUSANDS)

     The information presented below for each of the two years in the period ended December 31, 1996 and as of December 31, 1996 is derived from the combined financial statements of AWC, which have been audited by Arthur Andersen LLP, independent public accountants, appearing elsewhere herein. The information presented below for the three month periods ended March 31, 1996 and March 31, 1997 and as of March 31, 1997 is derived from the unaudited combined financial statements of AWC appearing elsewhere herein, prepared on the same basis as the audited combined financial statements and containing, in management's opinion, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial position and results of operations of AWC for these periods. The results of operations for any interim period are not necessarily indicative of the results of operations for a full year.

     The information presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and related notes thereto of AWC and IMA Partners appearing elsewhere herein.

                                                                  YEARS ENDED             THREE MONTHS
                                                                  DECEMBER 31,           ENDED MARCH 31,
                                                              --------------------      -----------------
                                                               1995         1996         1996       1997
                                                              -------      -------      ------      -----
                                                                                           (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
  Revenues..................................................  $16,471      $18,011      $1,869      $ 599
  Costs of revenues(1)......................................   14,526       15,666       1,568        363
                                                              -------      -------      ------      -----
                                                                1,945        2,345         301        236
  Operating expenses:
    General and administrative expenses(2)..................    2,395        2,065         428        382
    Selling and marketing expenses..........................       44           57          15         21
                                                              -------      -------      ------      -----
    (Loss) income from operations...........................     (494)         223        (142)      (167)
  Other income (expense):
    Equity income (loss) from investments(3)................       39           12        (102)      (122)
    Interest expense, net...................................     (109)        (111)        (28)       (12)
    Consulting income.......................................       14           68           5         16
    Fire insurance gain(4)..................................      429           --          --         --
                                                              -------      -------      ------      -----
    Income (loss) before provision for income taxes.........     (121)         192        (267)      (285)
  (Benefit) provision for taxes.............................       (4)          11           1          1
                                                              -------      -------      ------      -----
  Net (loss) income.........................................  $  (117)     $   181      $ (268)     $(286)
                                                              =======      =======      ======      =====
OTHER DATA:
  EBITDA(5).................................................  $     6      $   368      $ (222)     $(256)

                                                                    AS OF                 AS OF
                                                              DECEMBER 31, 1996       MARCH 31, 1997
                                                              -----------------       --------------
                                                                                       (UNAUDITED)
BALANCE SHEET DATA:
  Working capital (deficit).................................       $ (637)                $ (845)
  Fixed assets, net.........................................          259                    242
  Investment in IMA Partners(3).............................        1,031                    909
  Total assets..............................................        2,455                  2,129
  Total loans from stockholders.............................          374                    314
  Total liabilities.........................................        1,811                  1,771
  Stockholders' equity......................................          644                    358

---------------

(1) Includes profit distributions to shareholders of $1,113,000 for the year ended December 31, 1996.

(2) Includes salaries and profit distributions to shareholders of $320,000 and $120,000 for the years ended December 31, 1995 and 1996, respectively, and $30,000 and $30,000 for the three months ended March 31, 1996 and 1997, respectively.

(3) Represents AWC's historical 25% interest in IMA Partners. Upon completion of the AWC Acquisition, the Company will own a 51% interest in IMA Partners.

(4) Includes a one-time gain of $429,000 in the year ended December 31, 1995 from a recovery on a fire insurance casualty claim.

(5) Earnings before interest income and expense, income taxes, depreciation and amortization. EBITDA should not be considered, however, as an alternative to operating income as an indicator of the Company's operating performance, or as an alternative to cash flows as a measure of overall liquidity.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS -- THE COMPANY

     The Company has pursued an aggressive growth strategy since its formation in 1993. The Company opened the Nashville Restaurant in November 1994, acquired the Breckenridge Resort in April 1996, acquired AEG in April 1997 and plans to acquire AWC contemporaneously with the closing of this offering. The Company's results of operations have incorporated the Breckenridge Resort's activities since the date of the Breckenridge Resort Acquisition. To enhance comparability, the information below is presented on a pro forma basis to reflect the acquisition of the Breckenridge Resort as though such transaction had occurred as of January 1, 1995 for statement of operations purposes. The pro forma results are not necessarily indicative of the combined results that would have occurred had the Breckenridge Resort Acquisition actually occurred as of January 1, 1995. The information below does not include the historical results of operations of AEG, as the AEG Acquisition was consummated in April 1997.

                                                                   UNAUDITED PRO FORMA
                                                        -----------------------------------------
                                                           YEARS ENDED        THREE MONTHS ENDED
                                                           DECEMBER 31,            MARCH 31,
                                                        ------------------    -------------------
                                                         1995       1996       1996        1997
                                                        -------    -------    -------    --------
                                                                     (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
  Revenues:
     Rooms............................................  $ 8,229    $ 9,918     $5,056     $ 5,796
     Food and beverage................................    6,034      6,444      2,613       2,453
     Other............................................    2,856      4,362      1,607       1,853
                                                        -------    -------     ------     -------
          Total revenues..............................   17,119     20,724      9,276      10,102
                                                        -------    -------     ------     -------
  Departmental expenses:
     Rooms............................................    5,399      6,624      3,007       3,339
     Food and beverage................................    5,046      5,620      1,908       1,823
     Other............................................    1,309      2,688        933       1,227
                                                        -------    -------     ------     -------
          Total departmental expenses.................   11,754     14,932      5,848       6,389
                                                        -------    -------     ------     -------
  Department profit...................................    5,365      5,792      3,428       3,713
                                                        -------    -------     ------     -------
  Undistributed operating expenses:
     General and administrative.......................    2,054      2,080        540         586
     Sales and marketing..............................      888      1,063        226         239
     Property operation and maintenance...............    1,474      1,463        425         442
     Depreciation and amortization....................      859        824        197         256
                                                        -------    -------     ------     -------
          Total undistributed operating expenses......    5,275      5,430      1,388       1,523
                                                        -------    -------     ------     -------
  Income from operations..............................       90        362      2,040       2,190
  Interest income (expense), net......................   (1,878)    (1,762)      (451)       (411)
                                                        -------    -------     ------     -------
  Net (loss) income...................................  $(1,788)   $(1,400)    $1,589     $ 1,779
                                                        =======    =======     ======     =======

     Components of Income. The following are the principal components of the Company's historical revenues and expenses:

          Revenues. The Company's revenues are derived from resort and restaurant operations, which include room rentals, food and beverage sales, commercial leasing, travel services and ancillary departments.

          Departmental expenses. Departmental expenses include those costs directly attributable to the operations of a revenue department, including rental fees paid to the owners of living units managed by the Breckenridge Resort, payroll and related expenses, cost of goods sold (food and beverage and travel services) and other operating expenses. Other operating expenses generally include guest supplies, travel agent commissions, linen, cleaning supplies, equipment costs, restaurant entertainment costs and special promotions.

          General and administrative expenses. General and administrative expenses include all overhead expenses related to the Company's headquarters, the Nashville Restaurant and the Breckenridge Resort, including payroll and related expenses, office supplies, occupancy, professional fees, credit card fees, insurance and bad debt expenses.

          Sales and marketing expenses. Sales and marketing expenses include those expenses incurred for the sales and marketing staff, including payroll and related expenses, travel expenses, advertising campaigns and promotional materials.

          Property operation and maintenance expenses. Property operation and maintenance expenses include payroll and related expenses for maintenance personnel, cost of repairs and maintenance, energy costs for gas, electricity and water, trash removal and property taxes.

          Depreciation and amortization expense. Depreciation and amortization expense consists of the depreciation of the Company's property and equipment and amortization of deferred loan fees.

          Interest expense. Interest expense consists primarily of the interest costs associated with long-term debt recorded on the books of the Breckenridge Resort.

  Comparison of Three Months Ended March 31, 1997 and 1996

     The Breckenridge Resort's operations provided approximately 95% of the Company's consolidated revenues and all of the consolidated gross operating profit for the three months ended March 31, 1997 (the "first quarter of 1997"). As a result of the inclusion of the Breckenridge Resort in the first quarter of 1997, the Company's consolidated revenues increased to $10,102,000 in such quarter compared to $515,000 for the three months ended March 31, 1996 (the "first quarter of 1996"). The Company recorded net income of $1,779,000 for the first quarter of 1997 compared to a net loss of $99,000 for the first quarter of 1996. Net loss from the Nashville Restaurant and corporate activities increased from a net loss of $99,000 for the first quarter of 1996 to a net loss of $168,000 for the first quarter of 1997. The increase in net loss between periods resulted primarily from an increase in corporate activities as the Company continued its significant growth, including the Breckenridge Resort Acquisition.

     The following discussion of the results of operations of the Company is on a pro forma basis as if the Breckenridge Resort Acquisition had occurred as of January 1, 1996.

     Revenues increased $826,000, or 9%, to $10,102,000 for the first quarter of 1997 from $9,276,000 for the first quarter of 1996. Revenues at the Breckenridge Resort increased $808,000, or 9%, to $9,569,000 for the first quarter of 1997 from $8,761,000 for the first quarter of 1996 due to an increase in rooms and other revenues offset by a decline in food and beverage revenues. Rooms revenues increased $740,000, or 15%, to $5,796,000 for the first quarter of 1997 from $5,056,000 for the first quarter of 1996 due primarily to an increase of 14% in average room rates. Additionally, the Breckenridge Resort added an additional 25 living units under management contracts, raising the total number of units under management to 315. Food and beverage revenue decreased $182,000, or 9%, to $1,929,000 for the first quarter of 1997 from $2,111,000 for the first quarter of 1996 due to heightened food and beverage competition from other restaurants, taverns and grocery stores in Breckenridge. Other revenues increased $250,000, or 16%, to $1,844,000 for the first quarter of 1997 from $1,594,000 for the first quarter of 1996 due primarily to revenue growth of A Travel Company of $222,000, or 25%, to $1,119,000 in the first quarter of 1997 from $897,000 in the first quarter of 1996 as the Company sought to provide travel and recreation services to more visitors to the Breckenridge Resort. Revenues at the Nashville Restaurant increased $18,000, or 3%, to $533,000 in the first quarter of 1997 from $515,000 in the first quarter of 1996.

     Departmental expenses increased $541,000, or 9%, to $6,389,000 for the first quarter of 1997 from $5,848,000 for the first quarter of 1996. Departmental expenses at the Breckenridge Resort increased

$513,000, or 9%, to $5,917,000 for the first quarter of 1997 from $5,404,000 for the first quarter of 1996. Rooms departmental expenses increased $332,000, or 11%, to $3,339,000 for the first quarter of 1997 from $3,007,000 for the first quarter of 1996 due to an increase in rooms revenues, almost half of which were paid to homeowners. Rooms departmental expenses as a percent of rooms revenue, decreased slightly to 58% for the first quarter of 1997 from 59% for the first quarter of 1996. Food and beverage departmental expenses at the Breckenridge Resort decreased $112,000, or 8%, to $1,351,000 for the first quarter of 1997 from $1,463,000 for the first quarter of 1996 due to reduced revenues. Food and beverage departmental expenses, as a percent of revenue, increased slightly to 70% for the first quarter of 1997 from 69% for the first quarter of 1996. Other departmental expenses increased $294,000, or 31%, to $1,227,000 for the first quarter of 1997 from $933,000 for the first quarter of 1996 due to the increased business of A Travel Company. Other departmental expenses as a percent of revenues increased to 66% for the first quarter of 1997 from 58% for the first quarter of 1996 due primarily to the higher cost of A Travel Company's revenues, which increased from $807,000 for the first quarter of 1996 to $1,036,000 for the first quarter of 1997. Department expenses related to the Nashville Restaurant increased $28,000, or 6%, to $472,000 for the first quarter of 1997 from $444,000 for the first quarter of 1996. These expenses, as a percent of revenues, increased slightly to 88% for the first quarter of 1997 from 86% for the first quarter of 1996.

     General and administrative expenses increased $46,000, or 9%, to $586,000 for the first quarter of 1997 from $540,000 for the first quarter of 1996 due primarily to franchise fees required under the Wyndham Franchise Agreement entered into in February 1996. As a percentage of revenues, general and administrative expenses remained constant at 6% from the first quarter of 1996 to the first quarter of 1997.

     Sales and marketing expenses increased $13,000, or 6%, to $239,000 for the first quarter of 1997 from $226,000 for the first quarter of 1996. Sales and marketing expenses, as a percent of revenues, remained constant at 2% for the first quarter of 1996 and the first quarter of 1997.

     Property operation and maintenance expenses increased $17,000, or 4%, to $442,000 for the first quarter 1997 from $425,000 for the first quarter of 1996. Property operation and maintenance expenses, as a percent of revenues, decreased slightly to 4% for the first quarter of 1997 from 5% for the first quarter of 1996.

     Depreciation and amortization expense increased $59,000, or 30%, to $256,000 for the first quarter of 1997 from $197,000 for the first quarter of 1996 due primarily to the effect of $618,000 of capital expenditures in 1996.

     Net interest expense decreased $40,000, or 9%, to $411,000 for the first quarter of 1997 from $451,000 for the first quarter of 1996. The decrease was due to principal payments on the Breckenridge Resort's long-term debt which decreased the average outstanding balance.

     Net income increased $190,000, or 12%, to $1,779,000 for the first quarter of 1997 from $1,589,000 for the first quarter of 1996 due to the reasons described above.

  Comparison of Years Ended December 31, 1996 and 1995

     As a result of the inclusion of the operations of the Breckenridge Resort for the period from April 29, 1996 to December 31, 1996, the Company's consolidated revenues increased to $10,809,000 in 1996 compared to $2,230,000 in 1995. Consolidated net loss in 1996 was $3,127,000 compared to $794,000 in 1995. The increase in net loss was due in part to the timing of the Breckenridge Resort Acquisition, which occurred after the end of the first quarter, the most profitable quarter of the Breckenridge Resort (the Breckenridge Resort contributed $2,518,000 of the consolidated net loss in 1996). The results of corporate activities and the Nashville Restaurant improved from a net loss of $794,000 in 1995 to a net loss of $609,000 in 1996, primarily due to a reduction in general and administrative expenses. Interest expense on a consolidated basis increased to $1,223,000 in 1996 from $3,000 in 1995, primarily as a result of the Breckenridge Resort Acquisition, which resulted in the assumption of approximately $20,644,000 of long-term debt.

     The following discussion of the results of operations of the Company is on a pro forma basis as if the Breckenridge Resort had been acquired on January 1, 1995.

     Revenues increased $3,605,000, or 21%, to $20,724,000 in 1996 from
$17,119,000 in 1995. Revenues at the Breckenridge Resort increased $3,697,000, or 25%, to $18,586,000 in 1996 from $14,889,000 in 1995 due to an increase in rooms, food and beverage and other revenues. Rooms revenues increased $1,689,000, or 21%, to $9,918,000 in 1996 from $8,229,000 in 1995 due primarily to an 11% increase in average room rates from 1995 to 1996 and an 8% increase in revenue occupied room nights from approximately 70,000 in 1995 to approximately 76,000 in 1996. The increase in occupied room nights resulted from an enhanced sales and marketing department and management's continued positioning of the Breckenridge Resort as a year-round destination resort. Food and beverage revenues increased $535,000, or 14%, to $4,353,000 in 1996 from $3,818,000 in
1995 due primarily to an increase in banquet revenues resulting from a 33% increase in the number of group room nights at the Breckenridge Resort. Other revenues increased $1,473,000, or 52%, to $4,315,000 in 1996 from $2,842,000 in
1995 due primarily to increased operations of A Travel Company and an increase in the number of entertainment events held at the Breckenridge Resort in 1996. The revenues of A Travel Company increased $1,165,000, or 143%, to $1,979,000 in 1996 from $814,000 in 1995 as the Company sought to provide travel and recreation services to more visitors to the Breckenridge Resort. Revenues at the Nashville Restaurant decreased by $91,000 or 4% to $2,139,000 in 1996 from $2,230,000 in 1995.

     Departmental expenses increased $3,178,000, or 27%, to $14,932,000 in 1996 from $11,754,000 in 1995. Departmental expenses at the Breckenridge Resort increased $3,298,000, or 34%, to $13,021,000 in 1996 from $9,723,000 in 1995.
Rooms departmental expenses increased $1,225,000, or 23%, to $6,624,000 in 1996 from $5,399,000 in 1995 due primarily to an increase in revenue occupied room nights and an increase in room revenues, approximately half of which was paid to homeowners. Rooms departmental expenses, as a percent of rooms revenues, increased slightly to 67% for the year ended December 31, 1996 from 66% for the year ended December 31, 1995. Food and beverage departmental expenses increased $694,000, or 23%, to $3,709,000 in 1996 from $3,015,000 in 1995 due partly to the increase in food and beverage revenues discussed above. Food and beverage departmental expenses, as a percent of food and beverage revenues, increased to 85% in 1996 from 79% in 1995 due primarily to an increase in cost of goods sold for food and beverage items which could not be passed on through higher menu pricing due to increased competition in the Breckenridge market. Other departmental expenses increased $1,379,000, or 105%, to $2,688,000 in 1996 from $1,309,000 in 1995 due primarily to the increase in the departmental expenses of A Travel Company, which increased from $803,000 in 1995 to $1,861,000 in 1996. Other departmental expenses, as a percent of other revenues increased from 46% in 1995 to 62% in 1996 due primarily to the higher cost of A Travel Company's revenues. Departmental expenses related to the Nashville Restaurant decreased $120,000, or 6%, to $1,911,000 in 1996 from $2,031,000 in 1995. Departmental expenses, as a percent of Nashville Restaurant revenues, declined to 89% in 1996 from 91% in 1995.

     General and administrative expenses increased $26,000, or 1%, to $2,080,000 in 1996 from $2,054,000 in 1995. The increase was primarily due to increased staff levels at the Breckenridge Resort required to support the increased number of revenue occupied room nights. As a percentage of revenues, general and administrative expenses decreased to 10% in 1996 from 12% in 1995. Breckenridge Resort general and administrative expenses, as a percent of total Breckenridge Resort revenues, decreased to 9% of Breckenridge Resort revenues in 1996 from 11% in 1995. The decrease was primarily due to the Breckenridge Resort's ability to leverage staffing levels in administration, human resources and accounting, thereby providing the ability to increase revenues without corresponding increases in general and administrative expenses.

     Sales and marketing expenses increased $175,000, or 20%, to $1,063,000 in 1996 from $888,000 in 1995 due to an increase in payroll and related costs as the Breckenridge Resort placed a greater emphasis on increasing its sales force and its advertising and promotion in order to continue positioning the Breckenridge Resort as a year-round destination resort. As a percent of revenues, sales and marketing expenses were constant at 5% from 1995 to 1996.

     Property operation and maintenance expenses and depreciation and amortization expense remained relatively constant from 1995 to 1996.

     Net interest expense decreased $116,000, or 6%, to $1,762,000 in 1996 from $1,878,000 in 1995 due to principal payments made in 1996 on the Breckenridge Resort's long-term debt which decreased the average outstanding debt balance.

     Net loss decreased $388,000, or 22%, to a net loss of $1,400,000 in 1996 from a net loss of $1,788,000 in 1995 due to the reasons described above.

LIQUIDITY AND CAPITAL RESOURCES -- THE COMPANY

     Prior to April 1996, the Company's primary sources of liquidity were the net proceeds from the Company's initial public offering in February 1994 of approximately $2,725,000 and the net proceeds from a private placement of debt in December 1995 and January 1996 of an aggregate of approximately $300,000. In April 1996, the Company completed a secondary public offering of 2,702,910 shares of Common Stock generating net proceeds of approximately $11,448,000. The proceeds of this secondary public offering were used to repay the private placement debt, to fund the cash portion of the purchase price for the Breckenridge Resort, to pay fees and expenses associated with the Breckenridge Resort Acquisition, for property and equipment expenditures and for working capital purposes. As of March 31, 1997, the Company had cash and cash equivalents of approximately $2,660,000 and a working capital deficit of approximately $1,943,000, including $2,683,000 of current maturities of long-term debt.

     The Company's primary capital requirements relate to maintaining the property and equipment at the Breckenridge Resort and Nashville Restaurant, servicing of the Company's indebtedness and the acquisition of businesses and assets in the entertainment and resort industries. In 1996, the Company expended $618,000 for capital expenditures at the Breckenridge Resort and Nashville Restaurant and expects to incur a similar level of capital expenditures in 1997, excluding capital expenditures, if any, associated with the Nashville Hotel development.

     The Company is currently highly leveraged. In connection with the Breckenridge Resort Acquisition, the Company became subject to certain long-term debt secured by liens on substantially all of the assets of the Breckenridge Resort. The long-term debt of the Breckenridge Resort totaled $20,242,000 at March 31, 1997, of which $2,683,000 represents current maturities. The long-term debt consists of five notes payable to banks or unaffiliated third parties (the "Loans"), which are secured by deeds of trust on Breckenridge Resort property and equipment and security agreements on substantially all other assets of the Breckenridge Resort, and various other equipment and other notes payable. On June 30, 1997, the Company entered into a letter agreement to refinance approximately $14.5 million of the Loans at an interest rate of 9.0% for the first three years of the new loan (the "New Loan") and adjusting to the lender's base rate plus 0.5% for the remaining four years of the New Loan. The letter agreement contemplates the execution of definitive loan documents providing for, among other things, (i) the amortization of principal and interest payments under the New Loan over a period of 20 years for the first three years of the loan and over a period of 12 years for the remaining four years of the loan,
(ii) a security interest in substantially all of the assets of the Breckenridge Resort and (iii) the repayment of all principal and accrued interest under the New Loan seven years from the date of funding. The consummation of the New Loan is contingent upon the successful completion of this offering. There can be no assurance that the Company will consummate the New Loan in accordance with the terms of the letter agreement or at all. In November 1996, the Company entered into a revolving credit facility which provides up to a maximum of $300,000 of unsecured borrowings through November 5, 1997. As of May 31, 1997, $300,000 was outstanding under this revolving credit facility.

     In April 1997, the Company acquired AEG. The purchase price for AEG of $7,200,000 was paid through the issuance of Common Stock having an aggregate value of $4,320,000 and the delivery of the AEG Promissory Notes in the aggregate principal amount of $2,480,000 and cash in the amount of $400,000. The AEG Promissory Notes bear interest at 10% per annum and are due and payable on July 31, 1997. The Company intends to use a portion of the proceeds of the Concurrent Financing to repay the AEG Promissory Notes. The Merger Agreement relating to the AEG Acquisition provides for an adjustment to the purchase price based on AEG's 1997 Pre-Tax Net Income. In the event that AEG's 1997 Pre-Tax Net Income equals or exceeds $1.2 million, the purchase price is not adjusted. In the event that AEG's 1997 Pre-Tax Net Income is less than $1.2 million, the purchase price is adjusted downward in an amount equal to six times the difference between the 1997 Pre-Tax Net Income and $1.2 million. The former owners of AEG may satisfy the adjusted purchase price, if any, by delivering to the Company either cash or shares of Common Stock valued based on the average closing price of the Common Stock for the 30 trading days ending 5 days prior to the calculation of the 1997 Pre-Tax Net Income. Management does not anticipate that the purchase price will be adjusted materially.

     On June 12, 1997, the Company entered into a letter agreement to acquire a 51% interest in AWC. The letter agreement relating to the AWC Acquisition provides for an aggregate purchase price equal to the greater of (i) $7,000,000 or (ii) 51% of the sum of (a) six times the average of EBITDA for AWC's Amphitheater Operations for the Computation Period and (b) six times the average of the net income before taxes of AWC's Non-amphitheater Operations for the Computation Period. To the extent the aggregate purchase price exceeds $7,000,000, the difference will be payable by the Company in shares of Common Stock valued at the average closing price of the Common Stock for each day in the Computation Period. Management does not anticipate that any adjustment in the purchase price would result in the issuance of a material amount of Common Stock, but there can be no assurance in this regard. The Company intends to use a portion of the proceeds of this offering to satisfy the cash consideration to be paid in connection with the AWC Acquisition.

     The Company has also begun development of the 107-room Nashville Hotel adjacent to the Nashville Restaurant in Nashville. This development, which the Company estimates will cost approximately $10,300,000, includes the acquisition of an existing, multi-story parking facility, the purchase of land and the construction of a hotel with guest suites and office space. The Company currently plans to use a portion of the proceeds of the Credit Facility to fund the initial stages of the construction of the Nashville Hotel.

     In August 1996, the Company entered into an agreement in principle with East-West Partners relating to the proposed development of residential and commercial facilities located at the Breckenridge Resort. The Company expects to enter into a definitive agreement with East-West Partners relating to the proposed joint venture which will provide, among other things, that the Company will contribute undeveloped land, commercial space and capital to the venture and East-West Partners will contribute capital and manage master planning, development, construction, funding and sales for these properties. Following the anticipated execution of a definitive agreement, the Company anticipates that its capital requirements associated with this joint venture will not be material in the aggregate and will arise from time to time over the course of the development.

     In connection with the Breckenridge Resort Acquisition, the Company agreed to repurchase shares of the Company's Common Stock owned by certain prior owners of the Breckenridge Resort in an aggregate amount of up to $413,170 and agreed to pay a fee of $97,000 to one of the former owners of the Breckenridge Resort. The Company is currently negotiating the amount and timing of such repurchase and payment.

     Management believes that cash flow from operations, cash generated from the operations of AEG and AWC, the proceeds of future issuances of its equity and debt securities and the use of short-term bank debt will be adequate to fund the operations and expansion plans of the Company during 1997. In addition, to provide any additional funds necessary for the continued pursuit of the Company's growth strategies, the Company may incur, from time to time, additional short-and long-term bank indebtedness, including indebtedness under the Credit Facility. The availability and attractiveness of any outside sources of financing will depend on a number of factors, some of which will relate to the financial condition and performance of the Company, and some of which will be beyond the Company's control, such as prevailing interest rates and general economic conditions. There can be no assurance that such additional financing will be available or, if available, will be on terms acceptable to the Company. To the extent that the Company is able to finance its growth through external sources of capital, the Company intends to continue to grow its operations through additional acquisitions. Management believes that there are currently a number of possible future acquisition opportunities in the entertainment industry, and it is possible that any acquisition could be material to the Company. Even if the Company is able to secure external financing sources for its growth plans, there can be no assurance that the Company will be able to acquire any additional businesses or assets, that any businesses or assets that are acquired will be or will become profitable or the Company will be able to effectively integrate any such businesses into its existing operations.

RESULTS OF OPERATIONS -- AEG

     The Company's Entertainment Division currently operates through AEG, which the Company acquired in April 1997. AEG produces live entertainment for corporate meetings and special events and, through its Warner/Avalon joint venture, develops and produces integrated music marketing programs for corporate clients. AEG also provides artist management services. AEG recognizes revenues and expenses (i) for single day events, on the day the event occurs, and (ii) for multi-day events and tours, ratably over the life of the event or tour. Moreover, as a consequence of the episodic nature of AEG's entertainment business, operating results for any period are not necessarily indicative of the operating results which AEG can expect to achieve in any future period.

     Components of Income. The following are the principal components of AEG's revenues and expenses:

          Revenues. AEG's revenues are derived primarily from the production of entertainment shows for corporate clients, which may be as small as providing a piano player for a reception to as large as providing all production services, entertainment, catering, etc., for a large corporate event utilizing well-known entertainers. Other revenues are derived from AEG's artist management division and providing booking services for theaters.

          Cost of revenues. Cost of revenues include those costs directly attributable to the production of entertainment shows for corporate clients. These costs may include artist payments, sound and lights, production, travel costs, insurance and other miscellaneous expenses. In addition, AEG incurs various costs in promoting the careers of artists within its artist management operations.

          General and administrative expenses. General and administrative expenses include all overhead expenses related to AEG's operations, such as payroll and related expenses, occupancy, professional fees, office supplies, promotional expenses, telephone costs, travel expenses and salaries and distributions paid to the owners of AEG.

          Interest income/expense. AEG does not incur significant interest income or expense as it distributes excess cash and has no credit facilities or other long-term debt.

          Equity in income of joint venture. Effective January 1, 1996, AEG entered into a joint venture with Warner Custom Music Corp. for the creation of Warner/Avalon. Warner/Avalon generates revenues from fees received for the development of Entertainment Marketing programs for corporations. Prior to 1996, AEG and Warner Custom Music Corp. operated the business of Warner/Avalon under an informal joint venture arrangement. Warner/Avalon produces Entertainment Marketing programs, which may provide for a series of concerts for up to nine months, as well as single day events. Revenues are generated based on contractual agreements with companies such as Fruit of the Loom. Cost of revenues includes all talent costs, administrative costs, touring costs, travel, promotional materials, and other costs directly associated with the tour or event. General and administrative costs include non-tour or event-specific costs such as payroll and related costs, rent, project development, insurance expense, office supplies, promotion costs, telephone expense, travel and depreciation.

  Comparison of Three Months Ended March 31, 1997 and 1996

     Revenues increased $504,000, or 48%, to $1,544,000 for the first quarter of 1997 from $1,040,000 for the first quarter of 1996. The increase resulted primarily from AEG's production of five additional Corporate Entertainment events, to 30 events produced in the first quarter of 1997 as compared to 25 events produced in the first quarter of 1996. In addition, the average revenue per event increased by approximately $10,000 in the first quarter of 1997 versus the first quarter of 1996 as AEG strived to increase the number of larger events produced.

     Cost of revenues increased $484,000, or 66%, to $1,222,000 for the first quarter of 1997 from $738,000 for the first quarter of 1996. The increase in cost of revenues was directly correlated to the increase in the number and size of events produced. Cost of revenues as a percentage of revenues increased to 78% for the first quarter of 1997 from 73% for the first quarter of 1996. The increase was primarily due to the production of three large

Corporate Entertainment events at lower profit margins in the first quarter of 1997 compared to the production of one very large Corporate Entertainment event at a higher profit margin in the first quarter of 1996.

     General and administrative expenses increased $61,000, or 22%, to $339,000 for the first quarter of 1997 from $278,000 for the first quarter of 1996 primarily due to salary and related expense increases of approximately $53,000. This increase resulted primarily from general salary increases and the addition of staff members to handle the increased number of Corporate Entertainment events discussed above. During the first quarter of 1997, base salaries paid to the owners of AEG were $63,000, while in the first quarter of 1996 base salaries paid were $50,000. Additional distributions were typically paid to the owners of AEG based on the profitability of AEG and the availability of excess cash flow. No distributions were made during the first quarter of 1997 or 1996.

     Equity income from AEG's 50% Warner/Avalon joint venture interest decreased $209,000, or 96%, to $8,000 for the first quarter of 1997 from $217,000 for the first quarter of 1996 principally due to a change in the timing of Warner/Avalon's two primary Entertainment Marketing programs in 1997. In 1996, Warner/Avalon's Entertainment Marketing programs occurred ratably throughout the year and therefore generated significant income in the first quarter. However, in 1997, due to the timing of the Entertainment Marketing programs in place, Warner/Avalon expects to recognize a significant portion of its income in the second and third quarters of 1997.

     Revenues for Warner/Avalon decreased $661,000, or 34%, to $1,258,000 for the first quarter of 1997 from $1,919,000 for the first quarter of 1996 primarily due to the following: (i) the Crown Royal Music Series contract expired in 1996, which resulted in a decrease in revenue of approximately $362,000 in the first quarter of 1997; (ii) the timing of the Fruit of the Loom program in 1997, which management expects to provide significant revenue during the second and third quarters of 1997, provided $1,250,000 of revenue in the first quarter of 1997, while revenue from the 1996 program, which was recognized ratably over the year, provided $1,429,000 of revenue in the first quarter of 1996; and (iii) other smaller events which occurred in the first quarter of 1996 but not in 1997 resulted in a decrease in revenue of approximately $120,000. Warner/Avalon's second significant 1997 program, which did not exist in 1996, is the Blockbuster RockFest, which management expects will provide significant revenues in the second quarter of 1997.

     Cost of revenues for Warner/Avalon decreased $357,000, or 28%, to $927,000 for the first quarter of 1997 from $1,284,000 for the first quarter of 1996. The largest component of cost of revenues was talent costs which were approximately $519,000 in the first quarter of 1997 and $940,000 in the first quarter of 1996. The decrease in talent costs was directly related to the decrease in revenues discussed above. Cost of revenues as a percentage of revenues increased to 74% in the first quarter of 1997 from 67% in the first three months of 1996. The increase in cost of revenues resulted principally from producing "The Experience," an interactive showcase which travels with the Fruit of the Loom tour. Total costs associated with "The Experience," a new part of the Fruit of the Loom tour in 1997, were approximately $259,000 in the first quarter of 1997, and additional costs associated with the program will be recognized ratably throughout the remainder of the project.

     General and administrative expenses for Warner/Avalon increased $116,000, or 57%, to $321,000 for the first quarter of 1997 from $205,000 for the first quarter of 1996. As a percentage of revenues, general and administrative expenses increased to 26% in the first quarter of 1997 versus 11% in the first quarter of 1996. Overhead expenses increased substantially as Warner/Avalon continued to develop as a formal operating entity with its own infrastructure. The increase of $116,000 was made up of the following items: (i) increase in salary and related expenses of $65,000, and (ii) increases in other components of overhead of approximately $51,000.

     Interest income for Warner/Avalon decreased approximately $1,000, or 15%, to $6,000 for the first quarter of 1997 from $7,000 for the first quarter of 1996. This decrease resulted primarily from the small decrease in cash available for short-term investment purposes due to the decrease in contracted payment receipts from the overall change in business.

     As a result of the decrease in equity income from AEG's Warner/Avalon joint venture discussed above, as well as the increase in general and administrative expenses partially offset by income from the higher number of Corporate Entertainment events produced, operating results decreased $249,000 to a net loss of $9,000 for the first quarter of 1997 from net income of $240,000 for the first quarter of 1996.

  Comparison of Years Ended December 31, 1996 and 1995

     Revenues for 1996 increased $1,601,000, or 40%, to $5,570,000 from
$3,969,000 in 1995. This increase in revenues resulted from a 33% increase in the number of Corporate Entertainment events produced to 117 in 1996 from 88 in 1995. The increase in the number of Corporate Entertainment events resulted from the expansion of AEG's operations in San Diego. The Southern California office was moved from Anaheim to San Diego in April 1996 and provided an immediate increase in business as AEG began providing services for the San Diego Convention Center as well as additional hotels in the area. In addition, the San Diego office hired an additional sales representative to increase its business. The remaining increase resulted from an increase in the average revenue per show in 1996 versus 1995 of approximately $2,500 per show. This increase was a direct result of AEG's efforts to reduce the number of small shows which it produces, while at the same time producing additional shows for clients with larger entertainment budgets.

     Cost of revenues increased $1,142,000, or 40%, to $4,029,000 in 1996 from $2,887,000 in 1995 due to the increase in the number of Corporate Entertainment events produced. As a percent of revenues, cost of revenues remained relatively constant at 73% and 72% for 1996 and 1995, respectively.

     General and administrative expenses increased $750,000, or 60%, to $2,009,000 in 1996 from $1,259,000 in 1995. Approximately $494,000, or 66%, of the increase related to increased salaries paid to former owners of AEG. Cumulative salaries and distributions paid to the former owners totaled $902,000 in 1996 and $410,000 in 1995. In 1996, base salaries paid to the owners of AEG were $229,000, while in 1995 base salaries paid were $200,000. Additional distributions of $675,000 and $210,000 in 1996 and 1995, respectively, were paid to the owners of AEG based on the profitability of AEG and the availability of excess cash flow. The remainder of the increase resulted primarily from an increase in payroll costs for new account representatives and a general increase in staffing levels as a result of the increase in the number of Corporate Entertainment events produced.

     AEG's equity income from Warner/Avalon decreased $89,000, or 17%, to $449,000 in 1996 from $538,000 in 1995 as a result of a decrease in net income of Warner/Avalon from $1,076,000 in 1995 to $898,000 in 1996. Revenues for Warner/Avalon increased $6,185,000, or 179%, to $9,639,00 in 1996 from $3,454,000 in 1995. The increase in revenue resulted primarily from the following (i) the Fruit of the Loom contract in 1996 provided for the addition of a second tour, as well as expanded operations within each tour which resulted in an increase in revenues from 1995 to 1996 of approximately $3,713,000 to $5,838,000, (ii) CountryFest, a new single day country music event, was created in 1996 which resulted in additional revenue of approximately $1,922,000, (iii) the Crown Royal Music Series contract increased by approximately $186,000, and
(iv) other smaller single day events resulted in an increase in revenue of approximately $364,000.

     Cost of revenues for Warner/Avalon increased $5,678,000, or 295%, to $7,606,000 in 1996 from $1,928,000 in 1995. The increase in 1996 versus 1995 resulted from increases in talent costs related to the expanded programs and the additional cost of producing CountryFest. Cost of revenues as a percentage of revenues increased to 79% in 1996 from 56% in 1995. The largest component of costs of revenues was talent costs which were approximately $3,745,000 in 1996 and $1,538,000 in 1995. The increase in talent costs was directly correlated to the increase in the size of the tours produced in 1996 from 1995. The remaining cost of revenues in both 1996 and 1995 principally included salary and related expenses, travel costs, sound and light expenses, promotions and hospitality.

     General and administrative expenses for Warner/Avalon increased $699,000, or 155%, to $1,149,000 in 1996 from $450,000 in 1995. Overhead expenses increased substantially as a result of the increase in business discussed above. As a percentage of revenues, general and administrative expenses declined to 12% in 1996 from 13% in 1995 due to Warner/Avalon's ability to leverage its fixed costs over a higher revenue base.

     Interest income for Warner/Avalon increased $14,000 to $15,000 in 1996 from $1,000 in 1997. This increase results from the increase in cash available for short-term investment purposes due to the increase in contracted payment receipts from the overall increase in business.

     AEG generated interest income in 1996 of $5,000 as a result of interest earned on excess deposits received in advance of corporate entertainment events. AEG incurred interest expense of $16,000 in 1995 as a result of short-term borrowings. These borrowings were not required in 1996.

     As a result of the above, AEG's operating results decreased from income of $347,000 in 1995 to a loss of $12,000 in 1996.

LIQUIDITY AND CAPITAL RESOURCES -- AEG

     AEG's primary source of liquidity is from advance deposits on events produced by its Corporate Entertainment business and distributions from Warner/Avalon. AEG currently has no line of credit or other bank debt facilities. On occasion, AEG has borrowed operating funds from related entities. As of December 31, 1996 and March 31, 1997, AEG had no outstanding loan obligations. As of March 31, 1997, AEG had cash of approximately $194,000 and a working capital deficit of approximately $203,000, which is expected to be funded through operating cash flows throughout the remainder of 1997. Management believes that cash flows from operations will be adequate to fund operations during 1997.

     AEG's business is not capital intensive, and as such, AEG does not expect to incur significant capital expenditures in 1997. Total capital expenditures in 1997 are expected to approximate $30,000 and are expected to be funded through operating cash flows.

RESULTS OF OPERATIONS -- AWC

     The entities comprising AWC include New Avalon, Inc., d/b/a Avalon Attractions ("Avalon Attractions"), Eric/Chandler, Ltd., Inc. ("ECL"), Eric Chandler Merchandising, Inc. ("ECM"), TBA Media, Inc. ("TBA") and a minority equity investment in Irvine Meadows Amphitheater, a California general partnership ("IMA Partners"). AWC conducts its concert promotion and advertising activities through Avalon Attractions and TBA. AWC conducts its merchandising and sponsorship businesses through ECL and ECM. IMA Partners historically has owned and managed the operations of the IMA.

     Avalon Attractions signs contracts with artists, venues and advertising organizations relating to concert events held principally in Southern California. ECL and ECM provide merchandising operations, consulting services and sponsorship contracts with companies interested in promoting their products and services at live music events held primarily in Southern California. ECL has historically also managed the manufacture and sale of merchandise at stadium music events and occasionally at other events. TBA primarily advertises music events promoted by Avalon Attractions and IMA Partners. AWC's business is episodic in nature. Accordingly, AWC's operating results for any period are not necessarily indicative of the operating results which AWC can expect to achieve in any future period.

     Components of Income. The following are the principal components of AWC's revenues and expenses:

          Revenues. Avalon Attractions' principal source of revenue is from ticket sales from live music events. In addition, Avalon Attractions often participates in the ancillary revenue generated at these events, which include sponsorships, merchandise, concession income, parking fees, facility surcharges and ticket service fees.

          ECL's principal source of revenue is from consulting fees earned from a single contract which provides $380,000 in revenues annually through 2003. In addition, historically, ECL has generated revenue from providing merchandising and consulting activities at certain stadium events. ECL also retains a fee for all sponsorships generated on behalf of IMA Partners and Avalon Attractions. Historically, ECM's sole source of revenue has been from its equity interest in a related entity which provided all venue merchandising at the 1996 Olympics in Atlanta, along with related management fees.

          TBA's primary source of revenue is from the production and placement of radio, television and newspaper advertising from live music events in Southern California. Substantially all of the revenue is generated for work performed on behalf of Avalon Attractions and IMA Partners. All revenue generated on behalf of Avalon Attractions is eliminated in consolidation. Additionally, upon the Company's acquisition of AWC, all revenue generated by TBA on behalf of IMA Partners will be eliminated in consolidation, leaving only minimal revenues for TBA.

          Cost of revenues. Avalon Attractions' largest cost of revenue is the talent payment for each live music event. Additional costs of revenue include advertising, facility rental and staffing, production costs and insurance.

          ECL's cost of revenue relates solely to merchandising events produced at various stadium events. These costs include the cost of merchandise purchased, sales staff, commissions paid to the venue and/or municipal agencies, sales tax and other miscellaneous costs. ECM's principal cost of revenue is the consulting fees paid to its owners for services provided during the 1996 Summer Olympic Games merchandising project.

          TBA's cost of revenue relates entirely to the production of various mediums of advertising, including the purchase of radio, television and newspaper advertising for events produced by Avalon Attractions and IMA Partners.

          General and administrative expenses. General and administrative expenses include all overhead expenses related to AWC's operations, such as payroll and related expenses, occupancy, professional and consulting fees, office supplies, promotional expenses, telephone costs, travel expenses and consulting fees/distributions paid to the owners of AWC.

          Interest income/expense. Interest income is generated on excess cash maintained by Avalon Attractions and IMA Partners, which is generally the result of advance ticket receipts. Interest expense relates primarily to lines of credit maintained by Avalon Attractions as well as long-term debt maintained by Avalon Attractions and ECL.

          Equity income from investments. Equity income from investments consists principally of amounts related to AWC's 25% equity investment in IMA Partners. IMA Partners' primary source of revenue is from ticket sales from live music events held at its facility. In addition, IMA Partners retains the net ancillary revenue generated at these events, which include sponsorship, merchandise, concession income, parking fees, facility surcharges and ticket service fees. IMA Partners also generates rental income, box seat and season seat income. IMA Partners' largest cost of revenue is the talent fees paid to artists performing at its facility. Additional costs of revenue include advertising, staffing, production costs and insurance.

  Comparison of Three Months Ended March 31, 1997 and 1996

     Revenues decreased $1,270,000, or 68%, to $599,000 for the first quarter of 1997 from $1,869,000 for the first quarter of 1996. Avalon Attractions revenues decreased $1,001,000, or 67%, to $483,000 for the first quarter of 1997 from $1,484,000 for the first quarter of 1996 resulting from a decrease in the number of shows produced from 20 in the first quarter of 1996 to 8 in the first quarter of 1997. The most significant component of this decrease resulted from 3 arena shows produced in the first quarter of 1996 which generated $660,000 in revenue compared to no arena shows produced in the first quarter of 1997. ECL revenues decreased $224,000 to $107,000 for the first quarter of 1997 from $331,000 for the first quarter of 1996 primarily due to the loss of merchandising from a single event which was produced in the first quarter of 1996 but not in the first quarter of 1997.

     Cost of revenues decreased $1,205,000, or 77%, to $363,000 for the first quarter of 1997 from $1,568,000 for the first quarter of 1996. As a percentage of revenues, cost of revenues declined to 61% for the first quarter of 1997 versus 84% for the first quarter of 1996. Cost of revenues at Avalon Attractions declined $948,000 to $369,000 for the first quarter of 1997 from $1,317,000 for the first quarter of 1996 due to the lower number of shows produced. As a percent of Avalon Attractions revenues, the cost of Avalon Attractions revenues declined to 76% for the first quarter of 1997 from 89% for the first quarter of 1996. This improvement resulted from an increase in average attendance as a percentage of capacity at shows produced in the first quarter of 1997 as compared to the first quarter of 1996. ECL's cost of revenues declined to $0 for the first quarter of 1997 from $215,000 for the first quarter of 1996. In the first quarter of 1996, ECL's only component of cost of revenues was related to merchandising activities at a single event, which ECL did not serve in the first quarter of 1997. As a result, in the first quarter of 1997, ECL's only revenue item was its consulting contract which has no associated cost.

     General and administrative expenses decreased $40,000, or 9%, to $403,000 for the first quarter of 1997 from $443,000 for the first quarter of 1996 primarily due to decreases at TBA of $18,000 in salaries and related expenses and at ECL of bank finance fees and overhead related to sponsorship procurement, partially offset by modest increases at Avalon Attractions and ECM.

     Equity in loss on investments increased $20,000, or 20%, to a loss of $122,000 for the first quarter of 1997 from a loss of $102,000 for the first quarter of 1996. The loss for the first quarter of 1996 included the effect of AEG's $21,000 equity share in the loss of Avalon Entertainment Partners ("AEP"), a joint venture formed to promote concerts in San Diego, which was dissolved in 1996 and did not provide material revenues to AWC. The remaining equity in loss from investments was generated from AWC's equity interest in IMA Partners. The following is a summary of the results of operations of IMA Partners for the first quarter of 1997 as compared to the first quarter of 1996.

     Revenues of IMA Partners increased $21,000, or 40%, to $74,000 for the first quarter of 1997 from $53,000 for the first quarter of 1996. This increase related to ancillary parking revenues in the first quarter of 1997, which did not exist in the first quarter of 1996, offset by a decrease in certain sponsorship revenues.

     IMA Partners did not record any cost of revenues for first quarters of 1997 or 1996 as no shows were performed at the facility during these periods.

     General and administrative expenses of IMA Partners increased $192,000, or 54%, to $547,000 for the first quarter of 1997 from $355,000 for the first quarter of 1996. The increase was comprised primarily of a $46,000 increase in rent due to a new ground lease and $70,000 in repairs and maintenance due to an earlier season start up in 1997 from 1996. The remaining $76,000 was principally comprised of increases in salaries and management fees, legal and professional fees, and insurance expense.

     Interest expense for IMA Partners decreased $7,000, or 35%, to $13,000 for the first quarter of 1997 from $20,000 for the first quarter of 1996 due to a lower outstanding average debt balance.

     Net loss of IMA Partners increased $164,000, or 51%, to $486,000 for the first quarter of 1997 from $322,000 for the first quarter of 1996. The increase resulted primarily from the overall increase in operating expenses discussed above.

     Net loss of AWC increased $18,000, or 7%, to $286,000 for the first quarter of 1997 from $268,000 for the first quarter of 1996. The increase in the net loss resulted primarily from the increase of AWC's share of IMA Partners' net loss and lower show profits during the first quarter, partially offset by reductions in certain operating expenses.

  Comparison of Years Ended December 31, 1996 and 1995

     Revenue increased $1,540,000, or 9%, to $18,011,000 for 1996 from
$16,471,000 for 1995. Approximately $1,361,000 of the increase was generated by ECM, for management fees earned from Eric Chandler Merchandising Partners, L.L.C. ("ECMP") and its equity interest in the income of ECMP. Both ECM and ECMP were formed for the principal purpose of providing venue merchandise operations for the 1996 Summer Olympic Games and did not generate revenues in 1995. Avalon Attractions' revenues increased $609,000, or 4%, to $14,707,000 for 1996 from $14,108,000 for 1995. Although the number of shows produced decreased from 141 in 1995 to 114 in 1996, Avalon Attractions focused more in 1996 on arena level shows as opposed to club and theater level shows, and experienced an increase in ticket revenues of $75,000. Generally Avalon Attractions participates in the ancillary revenues of arena shows to a much greater extent than with club and theater shows, and accordingly recorded an increase in such ancillary revenues of $534,000. ECL revenues decreased $340,000 primarily resulting from merchandise revenues earned at one stadium concert show in 1995 compared to none in 1996, offset by an increase in consulting fees earned in 1996 related to the 1996 Summer Olympic Games.

     Cost of revenues increased $1,140,000, or 8%, to $15,666,000 for 1996 from $14,526,000 for 1995. Approximately $1,113,000 of the increase was generated by ECM in its first complete year of operations, substantially all of which represented a distribution to shareholders. Avalon Attractions' cost of revenues increased $530,000 due to the increase in revenues at Avalon Attractions for 1996 from 1995. As a percent of revenues, Avalon Attractions' cost of revenues was constant at 92% in 1996 and 1995. Cost of revenues at ECL decreased $412,000, or 66%, to $208,000 for 1996 from $620,000 for 1995 as a result of the decreased merchandising activities discussed above.

     General and administrative expenses decreased $317,000, or 13%, to $2,122,000 for 1996 from $2,439,000 for 1995. Avalon Attractions' expenses decreased $333,000, or 22%, from $1,508,000 for 1996 to $1,175,000 for 1995 resulting from direct management efforts to decrease general and administrative expenses, including a $207,000 decrease in salaries and related expenses and a $97,000 decrease in legal and professional fees. ECL expenses decreased $197,000 resulting primarily from distributions made to stockholders of ECL in 1995 which were not made in 1996. Payments to stockholders were made based, in part, on the profitability of the entity and the availability of cash. These reductions were offset by operating expenses of ECM of $249,000 in its first year of operation.

     Equity in income from investments decreased $27,000, or 69%, to $12,000 for 1996 from $39,000 for 1995. Equity in income included the effect of AEG's $24,000 equity share of the loss of AEP for 1996 and $61,000 equity share of the income of AEP for 1995. The remaining equity income from investments was generated from AWC's equity interest in IMA Partners. The following is a summary of the results of operations of IMA Partners for 1996 as compared to 1995.

     Revenues of IMA Partners increased $584,000, or 6%, to $10,306,000 for 1996 from $9,722,000 for 1995. Although the total number of shows decreased by one in 1996 to 33 from 32 shows in 1995, the total attendance remained relatively unchanged between 1996 and 1995. In 1996, IMA Partners constructed and developed a box seat program, which generated an additional $244,000 in revenues. The remaining increase resulted from an increase in average ticket prices and an increase in ancillary income of $130,000, or 5% to $2,500,000 for 1996 from $2,370,000 for 1995.

     Cost of revenues of IMA Partners increased $334,000, or 5%, to $7,604,000 for 1996 from $7,270,000 for 1995. The increase was directly attributable to the increase in revenues for the same period. As a percentage of revenues, cost of revenues of IMA Partners was 74% for 1996 and 75% for 1995.

     General and administrative expenses of IMA Partners increased $49,000, or 2%, to $2,521,000 for 1996 from $2,472,000 for 1995. This increase resulted from increased advertising and administrative salary expenses.

     Operating results of IMA Partners improved $232,000 to $144,000 for 1996 from a net loss of $88,000 for 1995. The improvement resulted primarily from the implementation of the box seat program in 1996.

     Operating results of AWC improved $298,000 to net income of $181,000 for 1996 from a net loss of $117,000 for 1995. The improvement in net income included the increase of $58,000 in AWC's share of IMA Partners' net income for 1996 compared to IMA Partners' net loss for 1995. Further, net income improved as a result of the decreased net loss from the operations of Avalon Attractions of $75,000 and an increase in net income from the operations of ECL.

LIQUIDITY AND CAPITAL RESOURCES -- AWC

     AWC's primary source of liquidity is cash flow generated from its concert promotion and merchandising operations and advanced ticket sales from amphitheater operations. Additionally, AWC has a short term line of credit facility with a bank which had an outstanding balance of $175,000 as of December 31, 1996 and $275,000 as of March 31, 1997. The line of credit proceeds are used primarily for funding of AWC's working capital needs. As of March 31, 1997, AWC had cash of approximately $500,000 and a working capital deficit of approximately $845,000, which is expected to be funded through operating cash flows in the second and third quarters of 1997. Management believes that cash flows from operations and the use of short term financing will be adequate to fund operations during 1997.

     Management of AWC is currently negotiating to construct amphitheaters in Camarillo, California and Portland, Oregon. Management estimates that the combined construction costs of these two amphitheaters will be approximately $14.0 million. There can be no assurance that AWC will proceed with the construction of either or both of these amphitheaters, that the cost of their construction will approximate $14.0 million or that AWC will have access to sufficient capital to finance such construction if undertaken. In the event that AWC determines to proceed with the construction of either or both of these amphitheaters, management currently intends to use a portion of the proceeds of the Concurrent Financing to fund initial development costs. AWC will require additional financing to complete the construction of these amphitheaters. Management believes that additional financing will be available through construction loans; however, there can be no assurance that any such financing will be available to AWC or that it will be available on terms that are favorable to AWC.

CONCURRENT FINANCING

     Concurrently with this offering, the Company is seeking to enter into the Credit Facility. Management anticipates that the Credit Facility will provide the Company with up to $15 million in additional capital. Management further anticipates that the Credit Facility will be secured by a security interest in certain assets of the Company.

     In connection with the Credit Facility, it is anticipated that the Company will agree to certain standard affirmative covenants, including maintenance of its corporate existence, maintenance of its properties and insurance coverage, prompt payment of taxes and other claims and the maintenance of a standard accounting system. Entering into the Credit Facility will also require the Company to make certain negative covenants which will (i) require it to maintain specified interest and fixed charge coverage ratios, (ii) limit its ability to incur additional indebtedness, (iii) require a minimum net worth, (iv) limit the Company's ability to pledge, mortgage or encumber its assets, (v) limit the Company's ability to merge with another entity or dispose of more than a specified percentage of its total assets, (vi) limit the Company's ability to enter into new areas of business, and (vii) limit the ability of the Company to make capital expenditures beyond a specified level.

     The Company plans to use a portion of the proceeds of the Credit Facility to finance the repayment of the AEG Promissory Notes and for potential future development projects and acquisitions, which may include the construction of the Nashville Hotel and the acquisition or development of amphitheaters.

OTHER CONSOLIDATED ITEMS

     Income Taxes. As of December 31, 1996, the Company had net operating loss carryforwards ("NOLs") of approximately $4.5 million for income tax purposes, which expire at various dates through 2011. Pursuant to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," the tax benefit of such NOLs and the net tax benefit of other temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes are to be recorded as an asset. Deferred tax assets are then reduced by a valuation allowance for the amount of any tax benefits which, based on current circumstances, are not expected to be realized. Due to the losses of the Company through December 31, 1996, management was unable to determine that realization of the net deferred tax asset, totaling $1,770,000 at the end of December 31, 1996, was more likely than not and thus provided a valuation allowance for the entire net deferred tax asset.

     Adoption of New Accounting Pronouncements. In March 1995, the Financial Accounting Standards Board ("FASB") Issued Statement of Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," ("SFAS 121") which requires impairment losses to be recorded on long-lived assets in operations when indicators of impairment are present and undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The adoption of SFAS 121 in the first quarter of 1996 did not have a material impact on the Company's consolidated financial statements.

     Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the market price of the Company's stock at the date of grant over the amount the employee must pay to acquire the stock. The impact of applying SFAS 123 was not material in the year ending December 31, 1996.

SEASONALITY

     AEG's and AWC's operations are subject to seasonal variations, with the majority of AEG's and AWC's operating profits generated in the second and third quarters. The Breckenridge Resort's operations are also subject to significant seasonal variations, with substantially all of the Breckenridge Resort's operating profits generated in the period from November through March, which period corresponds to the winter ski season. Generally, the Breckenridge Resort reports a loss for the spring, summer and fall periods. Such fluctuations may materially affect the Company's revenues and profitability.

FORWARD-LOOKING STATEMENTS

     The foregoing discussion may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements are intended to be covered by the safe harbors created by such provisions. These statements include the plans and objectives of management for future growth of the Company, including plans and objectives relating to the operation of AEG, the development of the Nashville Hotel, the acquisition of AWC and the consummation of future private and public issuances of the Company's equity and debt securities, including the Concurrent Financing. The forward-looking statements included herein are based on current expectations that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company. Although the Company believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that the forward-looking statements included in this Prospectus will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

                                    BUSINESS

GENERAL

     The Company is a diversified entertainment company operating in two primary business divisions: Entertainment and Resorts. The Entertainment Division produces live entertainment for corporate meetings and special events ("Corporate Entertainment") and develops and produces integrated music marketing programs for corporate clients ("Entertainment Marketing"). In addition, the Company has entered into an agreement to acquire a controlling interest in a group of affiliated entities that own and operate concert amphitheaters, produce and promote concerts and manage merchandising for concerts and sporting events ("Amphitheater Operation," "Concert Production" and "Event Merchandising," respectively). The Resort Division owns and operates resort hotels and restaurants.

     The Entertainment Division currently operates through the Company's wholly owned subsidiary, Avalon Entertainment Group, Inc. ("AEG"), which the Company acquired in April 1997. In the last two years, AEG has produced over 200 Corporate Entertainment events for corporate clients, including events for Sprint, Northern Telecom, State Farm, Microsoft and Pontiac. AEG provides Entertainment Marketing services through Warner/Avalon, a joint venture with Warner Custom Music Corp., a subsidiary of Time Warner, Inc. In the last two years, Warner/Avalon has produced over 325 Entertainment Marketing events to audiences of over 4,000,000 people, including the Blockbuster RockFest and the Fruit of the Loom CountryFest events in June 1997, which together were attended by over 400,000 people.

     The Company is expanding its Entertainment Division to include Amphitheater Operation, Concert Production and Event Merchandising through the acquisition of a controlling interest in a group of entities affiliated with AEG (collectively, "Avalon West Coast" or "AWC"). Among other things, AWC owns Irvine Meadows Amphitheater (the "IMA") in Irvine, California, and manages the operations of the Glen Helen (Blockbuster) Amphitheater (the "GHA") in Devore, California and the IMA, where it has produced 63 shows in the last two years. During the last two years, AWC has produced over 300 concerts to audiences of over 1,300,000 people, primarily in venues in Southern California. AWC's Event Merchandising operations focus on serving large-scale sporting and entertainment events, such as the 1996 Summer Olympic Games in Atlanta, where, through a joint venture, AWC served as the primary event merchandiser.

     The Resort Division owns and operates the Village at Breckenridge Resort (the "Breckenridge Resort"), a year-round destination resort located at the base of Breckenridge Mountain, the second most popular ski area in the United States. The Breckenridge Resort, which the Company acquired in April 1996, consists of two hotels, eight restaurants and taverns and 120,000 square feet of commercial and meeting space and banquet facilities. The Breckenridge Resort also manages 315 condominium units and single family homes in Breckenridge, making it the largest property manager in the Town of Breckenridge. The Resort Division has also entered into an agreement in principle with East-West Partners, a leading developer of commercial and residential properties in Vail, Beaver Creek and Breckenridge, Colorado, to develop certain residential and commercial facilities located at the Breckenridge Resort. The Resort Division also owns and operates the Nashville Country Club Restaurant (the "Nashville Restaurant") located on Nashville's Music Row and has developed plans to construct a 107-room, all-suites hotel adjacent to the Nashville Restaurant (the "Nashville Hotel").

BUSINESS STRATEGY

     The Company's business strategy is to acquire and develop a portfolio of complementary entertainment assets, develop and capitalize on synergies between those assets to raise the profiles of the Company's Entertainment and Resort divisions and pursue internal and external growth opportunities within those divisions. Key aspects of this strategy include the following:

     - Increase the number of entertainment events managed by the Entertainment Division and the average revenues earned per event. Management believes that Entertainment Marketing is relatively new and has significant growth potential as corporations become more aware of its marketing capabilities. Management also believes that the Corporate Entertainment business presents significant growth opportunities as the use of entertainment events in conjunction with conventions and corporate meetings continues as a popular business tool and as corporations and Corporate Entertainment venues increasingly use third parties to produce Corporate Entertainment events. The Company plans to increase the number of Entertainment Marketing programs and Corporate Entertainment events managed by the Entertainment Division by enhancing and increasing its advertising and marketing efforts to corporations and upscale hotels and into new geographical markets, increasing the number of account managers and sales representatives for each business and expanding relationships with artists and agents. For AWC, the Company plans to increase the average revenues earned per event by attracting more popular acts to AWC's facilities and increasing the ancillary revenues derived from these and other events. In addition, the Company plans to increase the merchandising revenues of AWC by seeking to procure more contracts to provide the merchandising for large-scale sporting and entertainment events.

     - Increase the number of rooms managed, the average occupancy rates and the average daily room rates of the Resort Division. Management believes that significant potential exists to enhance and expand the Breckenridge Resort's operations. The Company plans to continue to grow the number of residential living units managed by the Breckenridge Resort. The Company also plans to continue to market the Breckenridge Resort as a year-round destination resort to increase off-season occupancy. Management plans to use its affiliation with Wyndham Hotel Company, Ltd. ("Wyndham") and its company-operated travel service, A Travel Company, to increase marketing of the Breckenridge Resort as a year-round destination resort. In addition, pursuant to a proposed joint venture with East-West Partners, the Company is planning to redevelop commercial and residential space at the Breckenridge Resort to add new residential units, expand existing units and redevelop commercial space. Management believes that this redevelopment will position the Breckenridge Resort to capitalize on growth opportunities in the Breckenridge Resort market.

     - Pursue acquisition and development opportunities and strategic joint ventures with industry leaders. Management intends to actively pursue acquisition opportunities and strategic joint ventures in its Entertainment and Resort divisions. Management believes that acquisitions and joint ventures can provide the Company with access to new geographic markets, enhanced business opportunities through relationships with industry leaders and increased purchasing power and pricing flexibility. In particular, following the acquisition of AWC, the Company intends to pursue opportunities to acquire additional amphitheaters and contracts to manage the merchandising operations at additional venues. Management of AWC is currently negotiating to develop two additional amphitheaters in Camarillo, California and Portland, Oregon (the "Camarillo Amphitheater" and the "Portland Amphitheater," respectively). In addition, the Company plans to expand its Corporate Entertainment business by acquiring regional Corporate Entertainment operations in selected markets throughout the United States. The Company is also actively searching for resort properties in warm weather climates to complement its existing resort operations. The Company has also developed plans to construct the Nashville Hotel and to associate it with a recognized hotel industry name.

     The Company believes that significant strategic advantages arise from developing joint venture relationships with industry leaders. In particular, the Company believes that such relationships allow the Company to expand its entertainment offerings, control the quality of its products, limit its capital requirements and reduce its business risks. Currently, the Company or AWC is party to joint ventures or contractual relationships with the following industry leaders:

     - Warner Custom Music Corp. -- AEG's Warner/Avalon joint venture with Warner Custom Music Corp. is one of only a few joint ventures of Warner Custom Music Corp.

     - Pavilion Partners -- AWC is party to a joint venture with Pavilion Partners to manage the operations of the IMA and the GHA. Pavilion Partners is a joint venture of Sony Music Entertainment, Inc., a subsidiary of Sony Music Corp., and SM/Pace Concerts, Inc., a leading concert promoter.

     - Urban Music Associates, L.L.C. -- Warner/Avalon is a 25% joint venture member in Urban Music Associates, L.L.C. ("Urban Music Associates"), a joint venture which includes First Team Marketing, Inc., a corporation wholly owned by Earvin "Magic" Johnson, and VIBE Ventures.

     - Wyndham Hotel Company, Ltd. -- In February 1996, the Breckenridge Resort signed a ten-year franchise agreement with Wyndham to operate a portion of the residential units owned and operated by the Breckenridge Resort as Wyndham Resort units.

     - East-West Partners -- In August 1996, the Company entered into an agreement in principle with East-West Partners, a leading developer of commercial and residential properties in Vail, Beaver Creek and Breckenridge, Colorado, to develop certain residential and commercial facilities located at the Breckenridge Resort.

ENTERTAINMENT OPERATIONS

     The Company's Entertainment Division, which currently operates through AEG, provides a wide array of entertainment services, including Corporate Entertainment, Entertainment Marketing and artist management. With the acquisition of AWC, the Company will expand its Entertainment Division to include Amphitheater Operation, Concert Production and Event Merchandising.

  AVALON ENTERTAINMENT GROUP, INC.

     Acquired in April 1997, AEG specializes in Entertainment Marketing, Corporate Entertainment and artist management. Management believes that AEG provides the Company with access to significant entertainment talent and entertainment production expertise which may be utilized in the Company's Resort Division.

     Entertainment Marketing. Warner/Avalon, AEG's joint venture with Warner Custom Music Corp., was formed in 1995 to create, develop and execute highly integrated and innovative music marketing programs for corporate clients. Management believes that among the strengths of this joint venture are Warner/Avalon's ability to draw on the significant resources of Time Warner, Inc., one of the world's largest entertainment companies, and AEG's long-standing relationships with artists and concert venues. In 1996, Warner/Avalon reported gross revenues of $9.6 million, representing an increase of 179% over its 1995 revenues.

     Warner/Avalon develops and manages music marketing programs from start to finish, including developing program strategies and designs, and providing program implementation and evaluation. Warner/ Avalon designs and develops each marketing program with the client to meet the client's particular marketing needs and strategies and typically includes one or more of the following components:

     - A multi-city concert tour by one or more artists

     - A single day multi-artist music extravaganza

     - Television/radio programming of the music extravaganza

     - Distribution of promotional merchandise

     - Promotional appearances by artists at marketing events

     - Sponsorship support through displays, side attractions and vendors

     Management believes that Warner/Avalon has earned a reputation for developing music marketing programs that appeal to highly focused demographic segments. The following table presents information regarding significant programs developed by Warner/Avalon:

                                                                      NUMBER        TOTAL
          CLIENT                        EVENT              YEAR(S)   OF SHOWS   ATTENDANCE(1)
          ------                        -----              -------   --------   -------------
Fruit of the Loom..........  Country Comfort Music Series    1995      104        1,100,000
                                                             1996      140        1,200,000
                                                             1997       53          500,000
                             CountryFest (Atlanta)           1996        1          125,000
                             CountryFest (Dallas)            1997        1          150,000

Blockbuster                  RockFest
  Entertainment............                                  1997        1          250,000

Miller Beer................  Jamizon Tour(2)                 1997       30          240,000

Crown Royal................  Country Music Series            1993       21          100,000
                                                             1994       46          200,000
                                                             1995       45          400,000
                                                             1996       45          200,000

---------------

(1) Attendance numbers for events held in the years 1993, 1994, 1995, 1996 and 1997 are estimated and attendance numbers for events scheduled to be held in 1997 are projected.

(2) Warner/Avalon is a member of Urban Music Associates, a joint venture formed to develop a live, sponsored music event franchise based on concert touring and utilizing the name recognition of Earvin "Magic" Johnson and VIBE Magazine and Warner/Avalon's artist relationships. In connection with Urban Music Associates, Warner/Avalon has entered into an agreement with Miller Brewing Company ("Miller Beer"), whereby Miller Beer has obtained certain advertising, sponsorship and promotional rights to such concerts and events. Pursuant to such agreement, Warner/Avalon will produce concerts and events known as the "Jamizon Tours," which are expected to travel to a minimum of 30 and a maximum of 35 cities in each of 1997, 1998 and 1999. In connection with the Jamizon Tours, Urban Music Associates is also expected to develop related projects, including television shows, home videos, recorded music and merchandise.

     The programs highlighted in the preceding table are representative of the types of Entertainment Marketing programs developed by Warner/Avalon. Management believes that the Fruit of the Loom Entertainment Marketing Program is particularly representative of the scale and depth of these programs.

     In 1995, Warner/Avalon contracted with Fruit of the Loom to develop, produce and execute the 1995, 1996 and 1997 programs for the Fruit of the Loom Country Comfort Music Series, an integrated music marketing program intended to expand upon the identification of the "Fruit of the Loom" brand and trademark with country music. The 1997 program consists of the following main elements:

     - Title sponsorship by Fruit of the Loom of the Country Comfort Music Series, a national country music concert tour with a minimum of 60 concert dates by Hank Williams Jr., Charlie Daniels, Travis Tritt and JoDee Messina;

     - Title sponsorship by Fruit of the Loom of CountryFest, a high-profile music festival at the Texas Motor Speedway on June 14, 1997; and

     - Title sponsorship by Fruit of the Loom of a private "fantasy" weekend music event, including an acoustic concert by the headline artists, to be held in the Fall of 1997 at the Breckenridge Resort.

     Warner/Avalon is responsible for providing the artists, special marketing support, creation and production of Fruit of the Loom radio and television spots and newspaper advertisements, placement of in-market media support, distribution of promotional merchandise and other matters. Warner/Avalon is currently negotiating with Fruit of the Loom to enter into a new contract for programs in 1998 and beyond. There can be no assurance that Warner/Avalon will reach an agreement with Fruit of the Loom for such future programs. Fruit of the Loom represented approximately $5.8 million, or 60%, of Warner/Avalon's revenues in 1996.

     Warner/Avalon's Entertainment Marketing business is characterized by a relatively small number of accounts with high revenues per account. As a result, the loss or addition of any one account could have a material affect on Warner/Avalon's revenues. Because contracts for Warner/Avalon's marketing programs are typically signed six months to one year before the program takes place, management believes that, to a reasonable degree, it can forecast and take appropriate action for changes in its client portfolio. Management believes these marketing programs are interchangeable with a number of national consumer product companies such that an existing client which decides not to renew its contract with Warner/Avalon could be replaced in accordance with the terms of the existing agreements. When possible, Warner/Avalon seeks to enter into multi-year contracts with its clients. Warner/Avalon establishes the price of each Entertainment Marketing program by determining its cost to produce the program and adding a profit margin. Once a price is established for a project, subsequent changes in the cost of the project directly impact Warner/Avalon's gross profit on the project. Management believes that Warner/Avalon's experience in managing large complex Entertainment Marketing programs allows it to effectively predict and manage cost fluctuations.

     Management believes that Entertainment Marketing is relatively new and has significant growth potential as corporations become more aware of its marketing capabilities. Management believes that national consumer product companies are well suited to use Entertainment Marketing as a tool and seeks to target these industry participants as potential customers. Management intends to increase the number of account representatives employed by AEG to expand its ability to create, develop and execute Entertainment Marketing programs for new clients.

     Management also strives to increase its revenues per existing client over time as clients become more comfortable with the program format and recognize the success of Entertainment Marketing campaigns. The Company continually works with clients to tailor programs to the exact specifications of the client. Over time, Management believes existing clients will expand their programs, including by increasing the size of existing components of programs, such as the number of cities included on a concert tour, and by adding new components to programs, such as television and radio specials or "fantasy weekend" events.

     Corporate Entertainment. AEG's Corporate Entertainment division specializes in booking and producing live entertainment for conventions, corporate meetings and special events. AEG provides turn-key services, including planning, scheduling, staging and managing Corporate Entertainment events from start to finish. In the last two years, AEG has produced over 200 shows by artists such as Tony Bennett, Bill Cosby and Alabama for clients including Sprint, Northern Telecom, State Farm, Microsoft, Pontiac and Toyota.

     Management believes that the Corporate Entertainment business complements AEG's Entertainment Marketing operations. The Corporate Entertainment business is characterized by a larger number of shows produced at lower revenues per show than the Entertainment Marketing business. Accordingly, the Corporate Entertainment business serves as a source of more predictable revenues from events occurring on a more regular basis.

     AEG works with its clients to create and develop Corporate Entertainment events. AEG's access to information regarding the cost of talent allows its clients to obtain the best artists within their budgets. AEG charges its clients a fixed fee based on its costs of producing the event, which includes the artist's fee and the cost of staging the event (such as lighting, sound, staffing and other costs), to which AEG adds a profit margin. Once a contract has been executed with a client, AEG's only variable cost is its cost of staging the event. Accordingly, AEG seeks to control its event profitability by tightly managing its staging expenses.

     Management believes the Corporate Entertainment business has historically been served by hotels and convention centers ("Convention Venues") who have used their ability to stage entertainment events as a strategic advantage in attracting convention customers. In such role, Convention Venues must plan and produce the entertainment events they host. A key component of AEG's strategy is to market its services to Convention Venues providing a significant number of entertainment events each year for corporate gatherings.

A strategic advantage enjoyed by AEG is its leading reputation as a developer and producer of Corporate Entertainment events in the United States. AEG believes its reputation positions it to overcome the concerns of Convention Venues who cannot risk displeasing clients, by either failing to organize Corporate Entertainment events or organizing poor Corporate Entertainment events, and therefore are reluctant to give control of the planning of the events to third parties. A second component of AEG's strategy involves expanding AEG's marketing coverage. Because Management believes a local presence is critical in marketing its services to many Convention Venues, as well as directly to corporations, AEG intends to extend its base of sales offices, which currently consists of offices in Nashville and San Diego, into new cities, including Phoenix, Arizona and Vancouver, Canada.

     Artist Management. AEG currently manages four artists, one of whom is an established country music performer. AEG believes that its familiarity with all facets of the entertainment industry enables it to help artists create and capitalize on opportunities and avoid mishaps that can hinder a promising career. With its expertise in producing concerts and Corporate Entertainment events and its relationships with venue managers, outside concert promoters, broadcasting executives and other industry professionals, management believes that AEG is uniquely positioned to offer services which can significantly enhance the careers of its clients. Management believes that following the acquisition of AWC, growth opportunities will exist for the artist management business through the cross-marketing of the Company's Amphitheater Operation, Concert Production and Event Merchandising activities and the Company's artist management activities.

  AVALON WEST COAST

     On June 12, 1997, the Company entered into an agreement in principle to acquire a 51% interest in AWC, which consists of (i) IMA Partners and (ii) a group of affiliated entertainment companies and entities that produce concerts and manage merchandising for concerts and sports events, including New Avalon, Inc., Eric/Chandler Ltd., Inc., Eric Chandler Merchandising, Inc. and TBA Media, Inc.

     Amphitheater Operation. IMA Partners owns the IMA, a 15,000-seat outdoor amphitheater located in Irvine, California. The IMA contains wide aisles, comfortable chair seating, name brand food and beverage service from providers such as Domino's Pizza and Del Taco, and open, well-landscaped spaces for people to enjoy the concert and to gather before and after shows. Until April 1997, IMA Partners promoted all events held at the IMA, which in 1996 included 26 contemporary concerts and five symphonies attended by over 250,000 people. The 1996 contemporary concerts included appearances by Sting, Hootie & the Blowfish, Jimmy Buffett and Lollapalooza. All symphonies were performed by the Pacific Symphony Orchestra.

     IMA Partners generates revenues from ticket sales and its share of the sales of ancillary items. Because an affiliate of IMA Partners serves as both the promoter and the venue operator, IMA Partners is able to capture a significant share of ancillary revenues per event. Additionally, IMA Partners' ownership of the IMA allows it to receive additional revenues by selling the sponsorship of the facility, which is currently held by Coors.

     IMA Partners continually seeks to increase its ancillary revenues by improving its guests' entertainment experience and by offering new features. IMA Partners maintains a landscaped, natural-grass concession and merchandising area which provides ample space for pre-event socializing by guests. By providing its guests with name-brand food and beverage choices in a comfortable setting, IMA Partners motivates its guests to arrive early and dine or drink at the shows. In 1996, IMA Partners created a membership-only "club" in a restricted patio area adjacent to the IMA. The club serves premium priced food and beverages in a less crowded area and is open for several hours before show time.

     In April 1997, IMA Partners and Pavilion Partners formed Western Amphitheater Partners ("WAP"). Pavilion Partners owns and operates the GHA, a 65,000-seat amphitheater located near San Bernardino, California. Under the terms of the joint venture agreement, WAP will operate both the IMA and the GHA, with all revenues and expenses split equally between IMA Partners and Pavilion Partners. The purpose of WAP is to increase the operating efficiencies of the IMA and the GHA.

     Management of AWC is currently negotiating to develop two additional amphitheaters: the Camarillo Amphitheater and the Portland Amphitheater. The Camarillo Amphitheater is anticipated to be a 16,000-seat capacity amphitheater located in Camarillo, California, between the San Fernando Valley and Santa Barbara. The 300-acre site for the amphitheater is located on Ventura County land, adjacent to a proposed public 18-hole golf course. The county has agreed to a 60-year exclusive lease. Management estimates that construction of the amphitheater will cost approximately $8.0 million. The market surrounding the proposed site for the Camarillo Amphitheater has a population of approximately 1.5 million people. The Portland Amphitheater is a proposed 12,000-seat capacity amphitheater located in Portland, Oregon, approximately 10 miles from downtown Portland. The proposed site is located within the Portland International Raceway, which hosts an annual Indy Car race and several sports car races. It is contemplated that much of the existing infrastructure, such as parking, electrical and phone connections, restrooms, landscaping, entrance and exit roads and seating, can be utilized to reduce construction costs of the Portland Amphitheater. Management estimates that construction of the Portland Amphitheater will cost approximately $6.0 million.

     Concert Production. Avalon Attractions is one of the preeminent concert producers and promoters in Southern California. In the last three years, Avalon Attractions has produced over 500 shows to paid attendance of over 2,000,000 people. In addition, during the last 15 years, Avalon Attractions has produced all but three of the stadium shows in the Southern California market. Entertainment acts whose concerts were produced by Avalon Attractions in 1996 include Crosby, Stills and Nash, Counting Crows, The Wallflowers, Kiss, Bruce Springsteen, Neil Young, Smashing Pumpkins, Merle Haggard, Peter, Paul and Mary and Gloria Estefan.

     Avalon Attractions generates revenues through ticket sales, which are distributed primarily through Ticketmaster, and its share of the sale of ancillary items, including food and beverages, merchandising, parking, service charges and facility fees. AWC negotiates its percentage of the sale of each ancillary item with the concessionaire, merchandiser, or other service provider for each event. Avalon Attractions' largest costs are talent, whereby Avalon Attractions typically provides artists a guaranteed appearance fee as well as a percentage of ticket sales above a predetermined threshold, and show expenses, which vary but typically include event staffing, advertising, facility rent and insurance. Avalon Attractions' typical strategy in managing an event is, at a minimum, to cover its total costs of production through ticket sales and to earn a profit on the ancillary revenues of the event.

     The promotion contract between Avalon Attractions and the artist establishes the ticket prices as well as the artist's compensation. In negotiating the promotion contract, Avalon Attractions estimates the public interest in the concert and the expected attendance at different ticket prices. Avalon Attractions believes its ability to gauge public interest in concerts, which has been developed over 15 years of industry experience, provides it with a strategic advantage in the marketplace.

     Avalon Attractions produces shows in the following venue types:

                                                                         NUMBER OF SHOWS
                                                                           PRODUCED IN
                                                           AVERAGE      ------------------
          VENUE                        SIZE              TICKET PRICE   1994   1995   1996
          -----                        ----              ------------   ----   ----   ----
Stadium...................  More than 20,000 seats           High         5      1      0
Arena/Amphitheater........  5,000-20,000 seats                Mid        26     10     32
Theater...................  1,000-5,000 seats                 Mid        85     76     46
Club......................  Up to 1,000 seats                 Low        94     54     36
                                                                        ---    ---    ---
          Total......................................................   210    141    114
                                                                        ===    ===    ===

     Over the last three years, Avalon Attractions has shifted the mix of its venue locations, placing increased emphasis on producing arena/amphitheater events and decreased emphasis on club and theater events. Management believes that arena/amphitheater events provide significantly greater profitability due to the premium status of the performing artists and the larger audiences. These characteristics combine to maximize the ancillary revenues and the profitability to Avalon Attractions.

     Similarly, due to the higher ticket prices and larger attendance at stadium events, such events generate significantly higher revenues on a per event basis than other venues. However, the drawing power of the artists who are able to fill stadiums also allows such artists to demand higher appearance fees, a higher percentage of ticket revenues in excess of the threshold, and a significantly higher share of ancillary revenues, which reduces Avalon Attractions' ability to capture a sizable share of ancillary revenues. As a result, stadium shows are typically not as profitable as arena/amphitheater shows. However, due to the high profile nature of the stadium events and artists, Avalon Attractions intends to continue to produce a significant share of the stadium events held in Southern California.

     Event Merchandising. ECL and ECM are primarily engaged in merchandising and sponsor procurement. Through a joint venture with ECMP, ECL and ECM conducted merchandising activities, including venue-related merchandising, at the 1996 Summer Olympic Games in Atlanta. The joint venture generated revenues of over $28.5 million, of which 85% was generated in two weeks of sales. ECM provides current merchandising activities through a joint venture established in 1997 which focuses primarily on serving large-scale entertainment and sporting events and was the event merchandiser for the 1997 CountryFest and RockFest events, and will be the event merchandiser for the 1997, 1998 and 1999 Jamizon Tours.

     ECL procures sponsorships for corporate clients at its amphitheaters. Over the last ten years, ECL has obtained sponsorships from Anheuser-Busch, Coke, American Airlines, Coors, Miller Beer, 7-Up and Taco Bell.

     Other. AWC's other operations are conducted through TBA, which procures television, radio and newspaper advertising in connection with concert promotion activities. Approximately 60% of TBA's revenues are derived from sales to Avalon Attractions.

RESORT OPERATIONS

     The Company's Resort Division currently owns and operates the Village at Breckenridge Resort, which includes the Village Hotel, the Breckenridge Mountain Lodge and eight restaurants and taverns in Breckenridge, Colorado, and one restaurant in Nashville, Tennessee. The Company has developed plans to construct a hotel adjacent to the Nashville Restaurant.

  THE VILLAGE AT BRECKENRIDGE RESORT

     General. The Breckenridge Resort is situated on approximately 19 acres between the base of the Breckenridge Mountain ski area and historic Main Street at the south end of the Town of Breckenridge. Breckenridge Mountain, located approximately 85 miles west of Denver, Colorado, is North America's second most popular ski area as measured in skier days (a skier day is defined as one skier accessing the mountain for one day). In the 1995-1996 ski season, Breckenridge Mountain's skier days reached 1.35 million -- a new record for the mountain. Breckenridge Mountain is adjacent to the Town of Breckenridge, Colorado, a restored 140 year old mining town. The Town of Breckenridge has significant apres-ski activities which have made it an attractive destination to national and international destination guests. The Breckenridge Resort consists of the 60-room Village Hotel, the 71-room Breckenridge Mountain Lodge, eight restaurants and taverns and 120,000 square feet of commercial and meeting space and banquet facilities. The Company also manages approximately 220 condominium units located in the Breckenridge Resort complex and approximately 95 additional single family homes and residential condominium units in Breckenridge. The 60 rooms in the Village Hotel and 220 of the residential units managed by the Company are operated as Wyndham Resort units pursuant to a ten-year franchise agreement (the "Wyndham Franchise Agreement") with Wyndham Hotel Company, Ltd. Pursuant to the Wyndham Franchise Agreement, the Breckenridge Resort pays a monthly royalty fee and certain marketing and reservation fees and group commissions for group business booked through a Wyndham national sales office.

     The Breckenridge Resort's amenities include a health club, two swimming pools, eleven hot tubs, a billiards room and video arcade and access to the Breckenridge Ski School, backstage theater, day-care center and children's programs. The Breckenridge Resort also features a full service recreation center. Breckenridge Resort guests can arrange a wide variety of moderate to high adventure activities through the recreation center, including golf, white water rafting, Jeep tours, gold panning and nature walks in the summer and skiing, ice skating, sleigh riding, snow mobiling and dog sledding in the winter.

     The Breckenridge Resort's full service travel agency, A Travel Company, offers guests and visitors to the Breckenridge Resort a unique opportunity to experience one-stop shopping for their lodging, transportation and entertainment needs. The Breckenridge Resort's travel specialists can arrange discount airfares, airport transfers, car rentals, lift tickets, ski lessons, equipment rental and concierge services for a variety of activities. This full-service reservation department uses state-of-the-art equipment to handle an average of 900 calls per day in the winter.

     Lodging. The Company owns and operates the Village Hotel and the Breckenridge Mountain Lodge. In addition, the Company manages approximately 315 condominium and single family homes located in the Breckenridge Resort and in the Town of Breckenridge. As a result, the Breckenridge Resort offers guests a wide variety of lodging accommodations. Breckenridge Resort guests can choose from standard hotel rooms to condominium units with fully-equipped kitchens to luxury homes. The Breckenridge Resort's lodging and property management operations combine to make the Company the largest property manager of hotels, condominiums and houses in The Town of Breckenridge.

     The Village Hotel is located at the base of Lift Nine, one of Breckenridge Mountain's primary access points for skiers, and includes 60 guest rooms (50 standard and 10 family rooms) and was built in 1984 and renovated in 1995. The Breckenridge Mountain Lodge, located on Main Street across from the Village Hotel (approximately 1/4 mile from the base of Lift Nine), includes 71 standard rooms and was built in 1965 and renovated in 1995.

     Of the 315 units managed by the Breckenridge Resort, approximately 220 are condominium units located in the Breckenridge Resort complex and approximately 95 are single family homes and residential condominium units in the Town of Breckenridge. The Company pays the owners of the condominium units and single family homes a fee in return for use of their units. As a result, the Company earns a lower margin on room revenues generated from managed units than revenues generated from owned units. However, the Company believes it can leverage certain components of its operating infrastructure, particularly its housekeeping and reservations operations, to generate additional operating income from managed rooms. Additionally, the Company believes its property management operations provide the Company with a number of important advantages, including the ability to market its restaurant, retail and entertainment operations to a larger guest population and the ability to develop a large inventory of quality lodging. The Company expects its property management operations to continue to expand.

     Food and Beverage. The Breckenridge Resort operates six restaurants and two taverns as well as banquet services. The Breckenridge Resort's restaurants offer a wide variety of dining experiences, from the Village Pasta Company, offering Italian cuisine and award-winning pizza, to the Breckenridge Cattle Company, offering steaks, seafood and prime rib. Throughout the ski season, guests and visitors to the Breckenridge Resort can also enjoy live entertainment in many of the Breckenridge Resort's dining establishments. The Company believes that by owning and operating a variety of restaurants at the Breckenridge Resort it can ensure the quality of the products and services offered its guests while appealing to their varied tastes. The Company believes the majority of its growth in food and beverage revenues will result from increases in the occupancy rates of its owned and managed lodging facilities and increases in the number of managed lodging units. Depending upon the Company's success in obtaining an increasing number of occupied group room nights, the Company believes it could increase revenues at both its core restaurant and banquet facilities. Additionally, the Company believes the strategic location at the base of Lift Nine of all of the Company's restaurants will allow it to capture a significant share of day skiers to the Breckenridge Mountain ski area.

     Commercial Operations. The Breckenridge Resort owns approximately 87,000 square feet of commercial space, offering guests and visitors a wide variety of shopping options in 34 establishments, including restaurants, specialty retail shops, apparel shops, ski and/or mountain bike rental shops and the Breckenridge Mountain skier services operations. The Breckenridge Resort's location at the base of Breckenridge Mountain has allowed it to maintain commercial occupancy rates averaging 95% since 1994. The leases relating to these tenants are typically for three- to ten-year terms with annual rental rates varying from $15 to $30 per square foot. In certain cases, the leases provide for additional compensation to the Breckenridge Resort based on a percentage of gross sales. The leases typically provide for renewal terms of one to five years.

     The strategy of the Breckenridge Resort's leasing operation is to select the appropriate tenant mix for its locations to provide a high quality and diverse selection of retailers and restaurateurs. Pursuant to this strategy, the Company has entered into an agreement in principle with East-West Partners which contemplates that the Company will, pursuant to a definitive agreement, contribute approximately 28,000 square feet of commercial space to the East-West joint venture. It is contemplated that this commercial space will undergo significant redevelopment to provide a higher quality of retail shopping and a more pleasant shopping experience for the Breckenridge Resort's guests and that the Company will receive a return of capital on its contribution and retain a 50% interest in the profits generated by the contributed commercial property. See "-- Resort Operations -- East-West JV."

     Group Room Nights Marketing Initiative. Management believes the Breckenridge Resort has historically been undermarketed as a year-round destination resort and as a preferred location for commercial and recreational group meetings and events. The Breckenridge Resort has 18 meeting rooms with approximately 33,000 square feet of meeting space and a full range of convention services, including state-of-the-art audio/visual equipment, a fully-equipped business center and extensive banquet facilities. Prior to December 1994, the Breckenridge Resort was managed primarily as a winter resort. Accordingly, the Breckenridge Resort was not generally considered as an alternative to meeting planners for group business. Beginning in December 1994, the Breckenridge Resort's current management began to reposition the Breckenridge Resort as a year-round destination resort, focusing on individual and family travelers and group ski business in the winter months and corporate groups in the spring, summer and fall months. As part of this repositioning, management enhanced the services of A Travel Company, improved the food and beverage offerings at the Breckenridge Resort, created more entertainment events, invested approximately $3.0 million in capital improvements and increased the number of living units under management.

     The Breckenridge Resort utilizes a number of sources for its group bookings, including reservations obtained through Wyndham national sales offices and the Breckenridge Resort's on-site group sales department, which focuses on target customers, including local and national associations, corporations, government groups, recreational groups and educational organizations. The Breckenridge Resort's sales department utilizes a variety of sales strategies to attract corporate and group guests, including direct sales, promotions, advertising, direct mail, data base marketing and telemarketing targeted to major domestic and international markets. Since 1994, the Breckenridge Resort's marketing budget has more than tripled, with the increase being spent primarily on more sales personnel, better promotional activities, additional advertising and sophisticated call programs, all of which utilize a state-of-the-art automated sales management system, which was installed in 1995 and 1996. As a result of the Breckenridge Resort's enhanced marketing activities, the Breckenridge Resort increased group room nights from approximately 13,000 in 1995 to approximately 31,000 in 1996.

     Entertainment/Programming Marketing Initiative. The Company believes it holds a significant marketing advantage over its competitors by being able to provide premium live entertainment to its guests. Prior to April 1997, the Breckenridge Resort relied on unaffiliated third parties to bring live entertainment opportunities to the Breckenridge Resort. With the acquisition of AEG in April 1997, the Company now has the ability to attract and stage at the Breckenridge Resort live entertainment events of a quality and number that was not possible prior to April 1997. In 1997, the Company has held or has scheduled a variety of live entertainment events at the Breckenridge Resort, including Genuine Jazz in July, Mountain Fest Music Festival, Fourth of July Great American Music Festival, Labor Day Blues Festival, A Breckenridge Christmas and Breckenridge International Film Festival. With the acquisition of AEG, the Company is beginning plans for a complete concert series to be held at the Breckenridge Resort in 1998 utilizing AEG's expertise and relationships. Management believes that the Company's ownership of AEG will provide the Company with significant marketing advantages over the Company's competitors and create increased opportunities to promote public awareness of the Breckenridge Resort.

     Real Estate. The Breckenridge Resort owns approximately five acres of developable real estate zoned for residential or commercial construction. The Breckenridge Resort intends to sell substantially all of such real estate to the East-West joint venture. See "-- Resort Operations -- East-West JV."

     East-West JV. In August 1996, the Company entered into an agreement in principle with East-West Partners, a leading developer of commercial and residential properties in Vail, Beaver Creek and Breckenridge, Colorado, relating to a proposed development of certain residential and commercial facilities located at the Breckenridge Resort ("East-West JV"). The Company expects to enter into a definitive agreement with East-West Partners relating to the proposed East-West JV which will provide, among other things, the following:
(i) the Company will contribute undeveloped land, commercial space and capital to the East-West JV, while East-West Partners, through its subsidiary East-West Resorts Development III, L.P., will contribute capital and perform master planning, development, construction, funding and sales for the East-West JV;
(ii) the Company and East-West Partners will each receive a fixed annual return on all cash capital contributions; (iii) after all capital contributions have been returned, the Company and East-West Partners will each receive cash flow from the East-West JV which cash flow will be derived from sales and ongoing rental management of residential condominiums, leasing of commercial space and sale of commercial space; (iv) East-West Partners will be retained under a project management agreement pursuant to which the Company will receive a portion of the management fees; and (v) certain affiliates of East-West Partners will also enter into property management agreements and brokerage agreements related to the sale of residential condominiums and the leasing and/or sale of commercial space. It is currently anticipated that following the execution of a definitive agreement the Company will begin receiving cash flow from the proposed East-West JV in 1998.

     Vail Resorts Acquisition. On January 3, 1997, the ski operations of Breckenridge Mountain were acquired by Vail Resorts, Inc. ("Vail"). Vail, which operates the Vail Mountain and Beaver Creek Mountain resorts, is the largest mountain resort operator in the United States. Vail has publicly announced its intention to spend up to $18.0 million to improve the lift equipment, snowmaking coverage, and ancillary services of Breckenridge Mountain, and to initiate a strong marketing campaign for all of Vail's resorts, including Breckenridge Resort, in an attempt to grow the number of skier days on each of its resorts. Management believes Vail's aggressive expansion into Breckenridge and its strong marketing programs should increase awareness of and visits to Breckenridge.

  NASHVILLE HOTEL AND NASHVILLE RESTAURANT

     The Company opened the Nashville Country Club restaurant in November 1994 on Nashville's Music Row. The Nashville Restaurant combines progressive and traditional recorded country music and broadly appealing American-style food in a highly-charged, informal atmosphere.

     As a part of the Company's goal of creating an overall attractive environment that appeals to dining customers, the Company has positioned the Nashville Restaurant as a preferred location for informal dining by country music artists and music industry professionals as well as a site for country music industry special events, such as parties to celebrate "#1" records. Since the opening of the Company's Nashville restaurant, the restaurant has hosted numerous special events including MCA Record Company's publicity party for George Strait, Curb Record Company's party for Tim McGraw, Atlantic Record Company's platinum party for Confederate Railroad, Buckhorn Publishing Company's Beatles Album release party, the Dove Awards party for Benson Music and the Gospel Music Association party for EMI. None of the above-mentioned organizations is actively endorsing or promoting the Company's restaurant.

     The Company has begun development of a hotel adjacent to its Nashville Restaurant. Management believes that the addition of a hotel adjacent to the Nashville Restaurant and Music Row will raise the profile of the Company's Entertainment and Resort divisions by providing additional opportunities to host country music industry special events. The Nashville Hotel will be positioned and marketed to meet the needs of Music Row businesses, as well as travelers visiting the medical community and Vanderbilt University. A feasibility study has been completed and the Company expects to commence construction in 1997. The Nashville Hotel will consist of multiple stories and have direct access to the Nashville Restaurant. An existing parking garage adjacent to the site of the hotel will serve as the parking garage for the entire complex. The 107 suites will be decorated consistently with the Nashville Restaurant, have living and sleeping areas, wet bars and average approximately 445 square feet. The Nashville Hotel will also include meeting space to accommodate small groups and board meetings and an exercise facility and business center. Management believes that the hotel market in the area surrounding the proposed site of the Nashville Hotel is strong with accommodations in the area in the $80 to $130 price range experiencing annual occupancies from 82% to 88%.

     Other activities. In November 1993, the Company entered into an agreement with the Nashville Songwriters Foundation, Inc. (the "Foundation") pursuant to which the Company agreed to manage certain activities of the Foundation, including activities in connection with the development, financing, construction and management of a facility to house the Nashville Songwriters' Hall of Fame (the "Hall of Fame"), which is operated by the Foundation. In consideration for these services, the Company will be entitled to receive a management fee equal to 10% of the gross revenues received by the Foundation (excluding interest income) in connection with the development and operation of the Hall of Fame. The Company's agreement with the Foundation is for successive one-year terms which renew automatically unless terminated in advance by either party. The Foundation currently is continuing to explore possible locations for the Hall of Fame; however, the Company does not anticipate that its relationship with the Foundation will develop significantly during 1997.

COMPETITION

     The Company's entertainment and resort operations compete with virtually all other forms of entertainment and resort activities. In addition to the competitive factors outlined below for each of the Company's businesses within the Entertainment Division, the success of the Entertainment Division is dependent upon certain factors beyond the Company's control, including economic conditions, amounts of available leisure time, transportation costs, public taste and weather conditions. The Entertainment Marketing business is competitive, with AEG's competition coming primarily from five or six privately-held companies. The Corporate Entertainment business is also competitive, with AEG's competition coming primarily from four privately-held companies and one publicly-held company and smaller regional companies and hotels. Competition in the artist management area is extremely fragmented. AEG also competes with in-house marketing and communications staffs of many clients and potential clients. There can be no assurance that, as AEG's industry continues to evolve, additional competitors with greater resources than AEG will not enter the industry (or particular segments of the industry) or that AEG's clients will not choose to service more of their needs internally.

     AWC's Amphitheater Operation, Concert Production and Merchandising business is highly competitive with AWC's competition coming from numerous concert promoters, merchandisers and entertainment venues in Southern California. The resort business is also highly competitive. The Breckenridge Resort competes with other resort facilities and food and beverage operations in Breckenridge, Colorado and Summit County which have greater financial and other resources than the Breckenridge Resort. Some of the Breckenridge Resort's competitors have been in operation for longer periods than the Breckenridge Resort and have greater marketing, personnel and other resources than the Breckenridge Resort. The success of the Breckenridge Resort is dependent on a variety of factors, including the ability of the managers of the Breckenridge Resort to attract visitors to the Breckenridge Resort on a year-round basis.

TRADEMARKS

     The Company has licensed from its founder, Thomas J. Weaver III, the exclusive right to use and eventually acquire for nominal consideration the trademark NASHVILLE COUNTRY CLUB and the related logo design. On July 11, 1995, the U.S. Patent and Trademark Office issued a Certificate of Registration for the trademark. The trademark registration is valid for ten years and may be renewed for an unlimited number of ten-year periods provided that the Company continues to use the trademark. There can be no assurance, however, that the trademark does not or will not violate the proprietary rights of others, that any registration of the trademark or the Company's use thereof will be upheld if challenged, or that the Company will not be prevented from using the trademark, any of which could have a material adverse effect on the Company. AEG has not obtained trademarks relating to its name or logo. AEG believes that the name and logo have significant value and are important to AEG's marketing. There can be no assurance, however, that the name or logo used do not or will not violate the proprietary rights of others, that the name or logo will be upheld if challenged, or that AEG will not be prevented from using the name or logo, any of which could have a material adverse effect on the operations of the Company's Entertainment Division.

REGULATION AND LICENSES

     The Company is subject to federal, state and local laws affecting its business, including various health, sanitation and safety standards. AEG's and AWC's entertainment operations are subject to state and local government regulation, including regulating relating to live music performances. Each live concert performance must comply with regulations adopted by federal agencies and with licensing and other regulations enforced by state and local health, sanitation, safety, fire and other departments. Difficulties or failures in obtaining the required licenses or approvals can delay and sometimes prevent the promotion of live concerts. The failure to receive or retain, or delay in obtaining, a license to serve alcohol and beer in a particular location could adversely affect the Company's operations in that location and impair the Company's ability to obtain licenses elsewhere. Restaurants in most states, including Tennessee and Colorado, are subject to "dram shop" laws and legislation which impose liability on licensed alcoholic beverage servers for injuries or damages caused by their negligent service of alcoholic beverages to a visibly intoxicated person or to a minor, if such service is the proximate cause of the injury or damage and such injury or damage is reasonably foreseeable. While the Company maintains liquor liability insurance as part of its existing comprehensive general liability insurance, which management believes is adequate to protect against such liability, there can be no assurance that it will not be subject to a judgment in excess of such insurance coverage or that it will be able to continue to maintain such insurance coverage at reasonable costs. The imposition of a judgment substantially in excess of the Company's insurance coverage would have a material adverse effect on the Company. The failure or inability of the Company to maintain insurance coverage could materially and adversely affect the Company. The Americans with Disabilities Act (the "ADA") prohibits discrimination on the basis of disability in public accommodations and employment. The Company will be required to take into account the requirements of the ADA in connection with the construction and operation of its physical facilities to comply with the provisions of the ADA.

EMPLOYEES

     As of May 31, 1997, the Company had approximately 259 full-time and part-time employees. As of May 31, 1997, AWC had 43 full-time and part-time employees. It is the Company's intention to manage its growth consistent with its ability to attract and retain qualified employees to manage its operations. The Company believes that its relationship with its employees is good.

PROPERTIES

     The Breckenridge Resort consists of the 60-room Village Hotel and the 71-room Breckenridge Mountain Lodge. The Breckenridge Resort's other primary facilities consist of six restaurants and two taverns including The Village Pub, a 150-seat restaurant, the Village Pasta Company, a 131-seat restaurant, Breckenridge Cattle Company, a 134-seat restaurant, Breckenridge Mountain Lodge, a 126-seat restaurant and bar, Cafe Breckenridge, an 80-seat restaurant, J.T. Pounders, a 110-seat bar, the Maggie, a 500-seat cafeteria and bar, and Gold Strike Saloon, an apres-ski bar and function space.

     In addition to the hotels and restaurants described above, the Company owns certain commercial space used in connection with the Breckenridge Resort. The commercial space consists of approximately 33,000 rentable square feet of meeting and conference space and 87,000 rentable square feet of retail shopping space. To serve conventions, the commercial space has one ballroom with approximately 6,700 square feet located in the "Cinema Building." The Breckenridge Resort also includes two swimming pools, thirty-four commercial establishments and a pond known as the "Maggie Pond."

     AEG maintains leased office space in Nashville, Tennessee and San Diego, California. The San Diego office's lease agreement expires in April 1998 and contains two options for one-year extensions. The San Diego lease currently provides for a rent of approximately $1,829 per month. AEG's Nashville lease expires in June 1997 and currently provides for a monthly rental payment of approximately $4,631.

     AWC operates from leased office space in Encino, California and the office space it shares with AEG in San Diego, California. The Encino office's lease agreement expires on June 30, 2002 and currently provides for a rent of $13,502 per month. IMA Partners also has entered into a ground lease related to the IMA which expires on February 28, 2017. The ground lease for the amphitheater provides for lease payments of $58,333.33 per month as minimum rent plus, to the extent they exceed the minimum rent, the greater of (i) five percent (5%) of gross sales from amphitheater operations (including ticket sales, parking, and food, beverage and merchandise sales, or (ii) twenty-five percent (25%) of net cash flow from all amphitheater operations before debt service or rent. The amphitheater lease provides for the exclusive use of approximately 27.7 acres and the shared use of a common area of approximately 46.0 acres with The Splash, a water theme amusement park.

     The Company leases the real property on which the Nashville Restaurant is located pursuant to a lease agreement that expires in September 2013. The lease agreement contains an option to purchase the property at a purchase price of $733,000. The Company currently intends to exercise its option to purchase the property and is presently evaluating the timing of such purchase. The current monthly lease payments are approximately $9,750.

     The Company's executive offices are located in Hickory Valley, Tennessee in a building owned by a limited partnership, the general partner of which is a corporation owned by Thomas J. Weaver III and Frank A. McKinnie Weaver, Sr., an officer and director of the Company, and of which they also are limited partners. The limited partnership does not charge the Company rent for its executive offices.

INSURANCE

     The Company, AWC and AEG each maintain general liability and commercial insurance (including liquor liability insurance) and product liability insurance to cover customary risks inherent in the operation of their businesses in general. In addition, AWC and AEG each customarily obtain event-specific coverage in connection with concerts and events. For events held at the IMA, third-party promoters are generally required to provide liability insurance for the benefit of the IMA. While the Company believes it maintains insurance policies which are adequate in amount and coverage for its current operations, there can be no assurance coverage will continue to be available in adequate amounts or at a reasonable cost.

LEGAL PROCEEDINGS

     From time to time the Company is involved in litigation, most of which is incidental to its business. In the Company's opinion, no litigation to which the Company currently is a party is likely to have a material adverse effect on the Company's results of operations or financial condition.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information regarding the directors and executive officers of the Company.

               NAME                 AGE                       POSITION
               ----                 ---                       --------
Thomas Jackson Weaver III(1)......  39     Chairman of the Board, Chief Executive Officer
                                             and President
Bryan J. Cusworth.................  37     Chief Financial Officer
Robert E. Geddes..................  51     Director
Thomas Miserendino................  47     Director
Prab Nallamilli...................  48     Director
Jeffrey McIntyre(1)...............  47     Director
Mark van Hartesvelt(1)............  46     Director
Frank Bumstead....................  54     Director
Charles Flood.....................  52     Director
Louis J. Risi, Jr.................  60     Director
Steven L. Risi(2)(3)..............  41     Director
Jose F. Rosado....................  49     Director
Frank A. McKinnie Weaver,           36     Director, Secretary
  Sr.(2)..........................
Kyle Young(2)(3)..................  43     Director

---------------

(1) Member of Executive Committee of the Board of Directors

(2) Member of Audit Committee of the Board of Directors

(3) Member of Compensation Committee of the Board of Directors

     Thomas Jackson Weaver III. Mr. Weaver has served as Chairman of the Board, President and Chief Executive Officer of the Company since its inception. From 1986 to 1988, Mr. Weaver served as president of Hard Rock International plc, an English public company whose securities traded on the London Stock Exchange and the American Stock Exchange. In such capacity, Mr. Weaver oversaw the development and/or expansion of Hard Rock Cafes in Dallas, Texas; Cancun, Mexico; London, England; New York, New York; and Boston, Massachusetts; and the sale of Hard Rock International plc to Pleasurama plc, an unaffiliated English public company, in September 1988 (references herein to the Hard Rock Cafe and affiliated entities do not include any company controlled by Peter Morton after
1982). Since 1988 he has been the President of Heritage Trust Company, a corporation with investments in numerous public and private companies. Mr. Weaver continues to serve as President of Heritage Trust Company, but devotes his full-time efforts to the business operations of the Company. Mr. Weaver is the brother of Frank A. McKinnie Weaver, Sr.

     Bryan J. Cusworth. Mr. Cusworth has served as Chief Financial Officer of the Company since September 1996. Prior to joining the Company, Mr. Cusworth was employed by Arthur Andersen LLP from July 1982 to September 1996, where he specialized in the resort, real estate and entertainment industries. Mr. Cusworth is a certified public accountant.

     Robert E. Geddes. Mr. Geddes has served as a director of the Company since April 1997. Mr. Geddes is a founder and the Chairman of the Board and Chief Executive Officer of Eric/Chandler, Ltd., managing partner of Irvine Meadows Amphitheater, and a stockholder, director and executive officer of New Avalon, Inc. and TBA Media, Inc. For at least five years prior to April 1997, Mr. Geddes was a director of Avalon Entertainment Group, Inc. In connection with the closing of the AWC Acquisition, Mr. Geddes will become the President of the Company.

     Thomas Miserendino. Mr. Miserendino has served as a director of the Company since April 1997. Since 1986, Mr. Miserendino has served as President of Eric/Chandler, Ltd. Mr. Miserendino is a stockholder, director and executive officer of New Avalon, Inc. and TBA Media, Inc. In connection with the closing of the AWC Acquisition, Mr. Miserendino will become the Executive Vice President of the Company. Mr. Miserendino is a certified public accountant.

     Prab Nallamilli. Mr. Nallamilli has served as a director and as Director of Operations of the Company since inception. From 1971 to 1991, Mr. Nallamilli served in various capacities for Hard Rock International plc and its predecessors, most recently as Director of World Wide Operations. In that capacity he was directly responsible for the development of restaurants in London, England; Paris, France; New York, New York; Acapulco, Mexico; Stockholm, Sweden; Boston, Massachusetts; Monte Carlo; Orlando, Florida; Tokyo, Japan; Puerto Vallarta, Mexico; Berlin, Germany; Reykjavik, Iceland; Cancun, Mexico; Washington, D.C.; and Dallas, Texas. Since 1991, Mr. Nallamilli has owned and operated restaurants in London and has served as a consultant in the restaurant industry. Mr. Nallamilli is also a director of Sunrise Diner, Limited. Mr. Nallamilli is not a full-time employee of the Company.

     Jeffrey McIntyre. Mr. McIntyre has served as a director of the Company since April 1996. He has served as Co-Managing Director of the Breckenridge Resort since December 1994. From 1988 to 1994, Mr. McIntyre was Senior Vice President of Operations for Doubletree/Guest Quarters Suite Hotels. Mr. McIntyre has also served in senior management positions for Radisson Hotel Corporation and Sheraton Hotel Corporation.

     Mark van Hartesvelt. Mr. van Hartesvelt has served as a director of the Company since April 1996. He has served as Co-Managing Director of the Breckenridge Resort since December 1994. From 1989 to 1994, Mr. van Hartesvelt was Senior Vice President of Marketing and Sales for Doubletree/Guest Quarters Suite Hotels. Mr. van Hartesvelt has also served in senior management positions in marketing, strategic planning and operations with Pratt Hotels Corporation, Resorts International, Harrah's Casinos, Holiday Inns, Inc., and Levanthal and Horwath.

     Frank Bumstead. Mr. Bumstead has served as a director of the Company since its inception. Since 1989, Mr. Bumstead has been President and a principal shareholder of Flood, Bumstead, McCready & McCarthy, Inc., a business management firm which represents the financial interests of artists, songwriters and producers in the music industry ("FBMM, Inc."). Since 1993, he has also served as Chairman and Chief Executive Officer, and been a principal shareholder, of FBMS Financial, Inc., a registered investment advisor under the Investment Company Act of 1940 ("FBMS Financial"). From 1986 to December 1990, Mr. Bumstead was President of Bumstead Co., a financial consulting company. He is also Vice Chairman of the Board of Response Oncology Inc., a health care services firm listed on The Nasdaq National Market, a director of First Union National Bank of Tennessee, a director of American Retirement Corp., and a director of Veritas Music Entertainment, Inc.

     Charles Flood. Mr. Flood has served as a director of the Company since May 1995. Since 1989, Mr. Flood has been the Chairman of the Board and a principal shareholder of FBMM, Inc. Since 1993 he has also served as a Director and Treasurer, and been a principal shareholder, of FBMS Financial. Prior to that time, Mr. Flood worked at Capitol Records in Nashville as the Director of Artist Relations and later as Director of Talent Acquisition. Mr. Flood is a director of Veritas Music Entertainment, Inc.

     Louis J. Risi, Jr. Mr. Risi has served as a director of the Company since April 1996. For more than the past five years, Mr. Risi has served as the Chairman and Chief Executive Officer of Risi Holdings Group, a private investment and operating company. Prior to that time, Mr. Risi held various executive positions, including President, Director and Chairman of the Executive Committee of Norin Corp., an American Stock Exchange-traded company, Chairman and Chief Executive Officer of National Investors Fire and Casualty Company, Executive Vice-President and Director of the Detroit Red Wings Hockey Club, Inc., member of the Board of Governors of the National Hockey League, Member of the Advisory Counsel of the American Stock Exchange, Director of the Chicago Rock Island and Pacific Railroad, Director of Midland National Bank, Executive Vice President and Director of Ivan Tors Films, Inc., Director of Upper Lakes Shipping, Ltd., Director of Maple Leaf Mills, Ltd., Director of Investors Equity Life Insurance Company of Hawaii, Director of Corporate Foods, Inc. and Director of Southeast Airlines, Inc. Mr. Risi is a director of

Bankmanagers Corp., a bank holding company in Milwaukee, Wisconsin. Mr. Risi is the father of Steven L. Risi.

     Steven L. Risi. Mr. Risi has served as a director of the Company since April 1996. Mr. Risi has served as the Chief Financial Officer of Risi Holdings Group since 1989. He has also served as trustee and personal adviser to the beneficiary of the Bruce A. Norris Trust, Wendy G. Norris, since 1988. Mr. Risi is a director of Community Bank of Homestead, Florida. Mr. Risi is a certified public accountant. Mr. Risi is the son of Louis J. Risi, Jr.

     Jose F. Rosado. Mr. Rosado has served as a director of the Company since April 1996. For more than the past five years, Mr. Rosado has served as the Chief Executive Officer of IBEX Institutional Advisors ("IBEX"), a real estate investment and management firm serving the domestic pension fund industry and corporate and individual offshore investors. In 1976, Mr. Rosado helped to organize Florida Atlantic Investments, Inc., a real estate investment fund which, together with the Trust Department of Chemical Bank and various offshore investment groups, acquired distressed real estate from the REIT industry. From 1978 to 1982, Mr. Rosado served as President of Shearson Properties International, a division of Shearson Hayden Stone engaged in real estate investments for Shearson's offshore investors. In 1982, when American Express acquired Shearson Hayden Stone, Mr. Rosado formed Interholden Equities and subsequently IBEX to continue his investment and advisory activities in the real estate industry.

     Frank A. McKinnie Weaver, Sr. Mr. Weaver has served as a director of the Company since inception. Since 1994, Mr. Weaver has served as Vice President, Correspondent Banking, for the National Bank of Commerce ("NBC") in Memphis, Tennessee. NBC is a wholly owned subsidiary of National Commerce Bancorporation. Prior to joining NBC, Mr. Weaver served as Vice President and Director of The Whiteville Bank from 1991 to 1994. Mr. Weaver also is a director of Heritage Trust Company and Heritage Farms of Hickory Valley, Inc. Mr. Weaver is the brother of Thomas J. Weaver III.

     Kyle Young. Mr. Young has served as a director of the Company since March 1996. Since 1985, Mr. Young has been the Deputy Director of the Country Music Foundation (the "CMF"). From 1975 to 1985, Mr. Young was employed by the CMF in various other capacities, including involvement in the development and licensing of television shows, radio programs and music festivals produced by the CMF. Mr. Young is actively involved in the Country Music Association, the National Academy of the Recording Arts and Sciences, the National Association of Independent Record Distributors, the Nashville Entertainment Association, the Inter-Museum Council of Nashville, the Nashville Institute for the Arts and Vanderbilt University Press.

     All directors hold office for terms of one year and until the next annual meeting of shareholders scheduled to vote on the election and qualification of their respective successors. Executive officers are elected by the Board of Directors and, subject to existing employment agreements, serve at the discretion of the Board of Directors.

EXECUTIVE COMPENSATION

     Thomas J. Weaver III, the Company's Chairman of the Board, President and Chief Executive Officer, was the only executive officer of the Company who received annual salary and bonus in excess of $100,000 for the three years ended December 31, 1996 (the "Named Executive Officer"). Mr. Weaver received salaries of $88,942, $125,000 and $62,500, respectively, for the years 1994, 1995 and
1996. Mr. Weaver did not receive a bonus during any of those years. The Company has an employment agreement with Mr. Weaver. See "-- Employment and Consulting Agreements."

EMPLOYMENT AND CONSULTING AGREEMENTS

     The Company has entered into an employment agreement with Thomas J. Weaver III for a term of five years, commencing January 1, 1994. The agreement provides for an annual base salary of $125,000 and an annual bonus as determined by the Board of Directors based on the operating results of the Company. The agreement is automatically renewed on each anniversary date for an additional five-year term unless it is terminated by either party prior to the anniversary date. The agreement provides that Mr. Weaver is entitled to payment for the unexpired portion of the current term in the event his employment is terminated without cause by the Company. Under the agreement, cause is defined to include failure to perform the duties of his office, breach of fiduciary duty to the Company and willful violation of the confidentiality or non-competition provisions of the agreement.

     The Company has entered into an employment agreement commencing January 1, 1994 with Prab Nallamilli for a term of five years. The agreement provides for an annual base salary of $35,000. Mr. Nallamilli also will participate in any stock option plan adopted by the Company.

     The Company has entered into employment agreements with Jeff McIntyre and Mark van Hartesvelt providing for the employment of Messrs. McIntyre and van Hartesvelt for five year terms commencing April 29, 1996. The agreements provide for annual base salaries of $125,000 and annual incentive bonuses based upon the operating results of the Breckenridge Resort.

     AEG has entered into employment agreements with Marc Oswald and Greg Janese providing for the employment of Messrs. Oswald and Janese for terms commencing on April 21, 1997 and ending December 31, 2002. The agreements provide for annual base salaries of $150,000, with cost of living increases as determined by the Board of Directors of the Company, and, for each calendar year after 1996, annual incentive compensation based on AEG's operating results.

     AEG has entered into consulting agreements with Robert E. Geddes and Thomas Miserendino providing for consulting services to AEG for terms commencing on April 21, 1997 and ending December 31, 2002. The agreements provide for annual base compensation of $100,000 for Mr. Geddes and $50,000 for Mr. Miserendino, with cost of living increases as determined by the Board of Directors of the Company, and, for each calendar year after 1996, annual incentive compensation based on AEG's operating results. The Company anticipates entering into employment agreements with Messrs. Geddes and Miserendino in replacement of their consulting agreements with AEG in connection with the AWC Acquisition.

STOCK OPTION PLANS

     On August 14, 1995, the Board of Directors approved the issuance, pursuant to the Nashville Country Club, Inc. 1995 Stock Option Plan (the "1995 Employee Plan"), of options (the "1995 Options") to six employees of the Company to purchase a total of 50,000 shares of Common Stock at a price of $5.50 per share. The 1995 Options are intended to qualify as incentive stock options under the Internal Revenue Code and vest and become exercisable in four equal installments on August 14, 1996 and each anniversary date thereof.

     On April 20, 1997, the Board of Directors approved the Nashville Country Club, Inc. 1997 Stock Option Plan (the "1997 Employee Plan") and the issuance thereunder of options to purchase an aggregate of 300,000 shares of Common Stock, including the issuance to Mr. Weaver of options (the "1997 Options") to purchase up to 250,000 shares of Common Stock at a price of $5.40 per share. The 1997 Options are intended to qualify as incentive stock options under the Internal Revenue Code and are immediately exercisable.

DIRECTOR COMPENSATION

     Directors who are officers or employees of the Company receive no compensation, as such, for serving as members of the Board. Directors who are not officers or employees of the Company receive $100 per meeting attended, and all directors are reimbursed for their out-of-pocket expenses incurred in attending Board and committee meetings.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     The Tennessee Business Corporation Act ("TBCA") provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if (i) such person acted in good faith; (ii) in the case of conduct in an official capacity, the director or officer reasonably believed such conduct was in the corporation's best interests; (iii) in all other cases, the director or officer reasonably believed that his conduct was not opposed to the best interests of the corporation; and (iv) in connection with any criminal proceeding, the director or officer has no reasonable cause to believe his conduct was unlawful. In actions brought by or in the right of the corporation, however, the TBCA provides that no indemnification may be made if the director or officer was adjudged liable to the corporation. The TBCA also provides that in connection with any proceeding charging improper personal benefit to an officer or director, no indemnification may be made if such officer or director is adjudged liable on the basis that such personal benefit was improperly received. In cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as an officer or director of a corporation, the TBCA mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding. Notwithstanding the foregoing, the TBCA provides that a court of competent jurisdiction, upon application, may order that an officer or director be indemnified for reasonable expenses if, in consideration of all relevant circumstances, the court determines that such individual is fairly and reasonably entitled to indemnification, notwithstanding the fact that (i) he was adjudged liable to the corporation in a proceeding by or in right of the corporation; (ii) he was adjudged liable on the basis that personal benefit was improperly received by him; or (iii) he breached his duty of care to the corporation.

     The Company's Charter provides that to the fullest extent permitted by Tennessee law no director shall be personally liable to the Company or its shareholders for monetary damages for breach of any fiduciary duty as a director. Under the TBCA, this Charter provision relieves the Company's directors from personal liability to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability arising from a judgment or other final adjudication establishing (i) any breach of the director's duty of loyalty; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or
(iii) any unlawful distributions. In addition, the Company's Bylaws provide that each director and officer of the Company shall be indemnified by the Company to the fullest extent allowed by Tennessee law, and the Company has entered into indemnification agreements with each of the Company's directors and executive officers.

     Insofar as indemnification for liabilities arising under the TBCA may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Board of Directors has adopted a policy which provides that any transaction between the Company and any of its officers, directors or 5% shareholders, or affiliates thereof, must be on terms no less favorable than those which could be obtained from unaffiliated parties and must be approved by a majority of the disinterested members of the Company's Board of Directors.

     The Company will not make loans to officers, directors or affiliates of the Company other than advances for travel, business expense, relocation and similar operating expenditures, and other loans for specific purposes directly related to the ordinary course of the Company's business; provided, that these loans will be approved by a majority of the members of the Company's Board of Directors, including a majority of the disinterested members of the Board of Directors.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth as of June 30, 1997 certain information with respect to the beneficial ownership of the Common Stock and Series A Preferred Stock by (i) each person who is known by the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock and Series A Preferred Stock of the Company, (ii) each of the Company's directors, (iii) the Named Executive Officer and (iv) all directors and executive officers of the Company as a group. Unless otherwise indicated, each of the shareholders listed below has sole voting and investment power with respect to the shares of Common Stock beneficially owned.

                                                                       PERCENT OF TOTAL
                                        NUMBER OF SHARES        -------------------------------
                                       BENEFICIALLY OWNED             COMMON
                                     -----------------------           STOCK
                                                   SERIES A     -------------------   SERIES A
                                      COMMON       PREFERRED     BEFORE     AFTER     PREFERRED
        NAME AND ADDRESS(1)            STOCK         STOCK      OFFERING   OFFERING     STOCK
        -------------------          ---------     ---------    --------   --------   ---------
Thomas Jackson Weaver III..........  1,030,000(2)   152,839       18.2%      13.1%      45.7%
Bryan Cusworth.....................          0            0          0          0          0
Prab Nallamilli....................          0          238          0          0          *
Frank Bumstead.....................          0       36,099(3)       0          0       10.8
Charles Flood......................          0       36,099(3)       0          0       10.8
Jeffrey McIntyre...................     18,233            0          *          *          0
Louis Risi, Jr.....................    139,322(4)         0        2.6%       1.8          0
Steven L. Risi.....................     20,684(4)         0          *          *          0
Jose F. Rosado.....................    222,094(4)         0        4.1%       2.9          0
Mark van Hartesvelt................     18,233            0          *          *          0
Frank A. McKinnie Weaver, Sr.......          0       54,000          0          0       16.2
Kyle Young.........................          0            0          0          0          0
Robert E. Geddes...................    165,342            0        3.1%       2.2          0
Thomas Miserendino.................     40,492            0          *          *          0
All executive officers and
  directors as a group (14
  persons).........................  1,654,400      268,135       29.1%      20.9%      80.2%

---------------

 *  Less than 1%.

(1) The address for Messrs. Weaver, Nallamilli and Weaver is 402 Heritage Plantation Way, Hickory Valley, Tennessee 38042, the address for Messrs. Bumstead and Flood is 1700 Hayes Street, Suite 304, Nashville, Tennessee 37203, the address for Mr. Young is 4 Music Square East, Nashville, Tennessee 37203, the address for Messrs. McIntyre, van Hartesvelt and Cusworth is 535 South Park, Breckenridge, Colorado 80424, the address for Messrs. Risi, Rosado and Risi is 2333 Ponce de Leon Blvd., Suite 650, Coral Gables, Florida 33134, and the address for Messrs. Geddes and Miserendino is 17835 Ventura Blvd., Suite 300, Encino, California 91316.

(2) Includes 250,000 shares issuable upon the exercise of the 1997 Options.

(3) Includes 11,140 shares held by a corporation over which Mr. Bumstead and Mr. Flood share voting and investment power.

(4) Includes 10,000 shares issuable upon the exercise of outstanding stock options.

                           DESCRIPTION OF SECURITIES

AUTHORIZED SHARES

     The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock and 1,000,000 shares of preferred stock, no par value.

COMMON STOCK

     As of the date of this Prospectus, there were 5,400,275 shares of Common Stock outstanding and held of record by approximately 90 shareholders. There will be 7,622,497 shares of Common Stock outstanding after giving effect to the sale of shares of Common Stock offered hereby. All outstanding shares are, and all shares to be outstanding after completion of this offering will be, validly issued, fully paid and nonassessable.

     Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by the shareholders and are not entitled to cumulative voting. Holders of shares of Common Stock are entitled to receive dividends and other distributions when, as and if declared from time to time by the Board of Directors out of funds legally available therefor subject to any preferential rights of, and sinking fund or redemption or purchase rights with respect to, outstanding shares of preferred stock. In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock would be entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of any shares of preferred stock then outstanding. Holders of shares of Common Stock have no preemptive or conversion rights and the shares of Common Stock are not subject to further calls or assessment by the Company. There are no redemption or sinking fund provisions applicable to the shares of Common Stock.

REDEEMABLE WARRANTS

     General. In April and May 1996, the Company issued 1,351,455 Units (the "Units"), each Unit consisting of two shares of Common Stock and one redeemable Common Stock purchase warrant (the "Redeemable Warrants"). Each Redeemable Warrant entitles the holder to purchase one share of Common Stock at an exercise price of $6.25 per share, subject to adjustment upon the occurrence of certain events as provided in the Redeemable Warrant certificate and summarized below (such price as adjusted from time to time is called the "Exercise Price"). Unless previously redeemed, the Redeemable Warrants may be exercised at any time during the period commencing on April 23, 1996 and ending on April 23, 2001 (such date being called the "Expiration Date"). The Redeemable Warrants not previously exercised will expire on the Expiration Date. A holder of a Redeemable Warrant will not be deemed to be a holder of the underlying Common Stock for any purpose whatsoever until the Redeemable Warrant has been properly exercised.

     Separate Transferability. The Redeemable Warrants are detachable and separately transferable.

     Redemption. The Company currently has the right to redeem all, or less than all, of the Redeemable Warrants at a redemption price of $.05 per Redeemable Warrant after providing 30 days' prior written notice to the Redeemable Warrant holders, if the average closing bid price of the Common Stock equals or exceeds $10.00 per share for a minimum of 20 consecutive trading days ending within 15 days prior to the date of the notice of redemption. The written notice of redemption will be sent by first class mail to the holders of Redeemable Warrants at their last known addresses appearing on the registration records maintained by the Company's transfer agent. No other form of notice or publication or otherwise will be required. If the Redeemable Warrants are called for redemption they must be exercised prior to the close of business on the business day next preceding the specified redemption date (the "Redemption Date") or the right to exercise will lapse.

     Exercise. A Redeemable Warrant holder may exercise Redeemable Warrants only if an appropriate registration statement is then in effect with the Commission and if the shares of Common Stock underlying the Redeemable Warrants are qualified for sale under the securities laws of the state in which the holder resides. The Company has agreed to use its best efforts to maintain a current registration statement while the

Redeemable Warrants are exercisable and to maintain current qualifications for sale of the shares of Common Stock underlying the Redeemable Warrants under the securities laws of those states in which the Units were initially qualified for sale. Redeemable Warrants may be deprived of value if a current registration statement covering the Common Stock issuable upon exercise of the Redeemable Warrants is not maintained or if the Common Stock is not qualified for sale in the state in which a Redeemable Warrant holder resides.

     The Redeemable Warrants may be exercised by delivery to the Company's transfer agent of the applicable Redeemable Warrant certificate on or prior to the Expiration Date or the Redemption Date, as applicable, with the form on the reverse side of the certificate executed as indicated, accompanied by payment of the full Exercise Price for the number of Redeemable Warrants being exercised. Fractional shares of Common Stock will not be issued upon exercise of the Redeemable Warrants.

     Adjustments of Exercise Price. The Exercise Price is subject to adjustment if the Company (i) declares any stock dividend to shareholders, excluding any cash dividends paid out of retained earnings of the Company or (ii) effects any split or share combination with respect to its Common Stock. Therefore, if the Company effects any stock split or stock combination with respect to its Common Stock, the exercise price in effect immediately prior to such stock split or combination will be proportionately reduced or increased, as the case may be. Any adjustment of the Exercise Price will also result in an adjustment of the number of shares purchasable upon exercise of a Redeemable Warrant or, if the Company so elects, an adjustment of the number of Redeemable Warrants outstanding.

     Transfer Agent. The Company has appointed American Stock Transfer & Trust Company as transfer agent for its Redeemable Warrants.

OTHER OUTSTANDING WARRANTS

     Yee Desmond Warrant. In connection with the Company's initial public offering in February 1994, the Company issued the Yee Desmond Warrant to purchase up to 60,000 shares of Common Stock at an exercise price of $6.00 per share at any time prior to February 1999.

     The Yee Desmond Warrant may not be transferred except to successors in interest to Yee Desmond, officers of Yee Desmond and members of the selling group of the Company's initial public offering and officers and partners thereof. During the exercise term of the Yee Desmond Warrant, the holders of the Yee Desmond Warrant are given, at a nominal cost, the opportunity to profit from a rise in the market price of the Common Stock. To the extent that the warrant is exercised, dilution of the interests of the Company's shareholders will occur. Further, the terms upon which the Company will be able to obtain additional equity capital may be adversely affected since the holders of the Yee Desmond Warrant can be expected to exercise it at a time when the Company would, in all likelihood, be able to obtain any needed capital on terms more favorable to the Company than those provided in the Yee Desmond Warrant. The Company has agreed that, upon demand by the holder(s) of at least 50% of the Yee Desmond Warrant, made on no more than one occasion during the exercise term of the Yee Desmond Warrant, the Company will register the Yee Desmond Warrant and/or the Common Stock issuable upon exercise thereof.

     The Yee Desmond Warrant does not entitle the holder to any rights as a shareholder of the Company until it is exercised and shares are purchased thereunder.

     1996 Warrants. In connection with the Company's public offering in April 1996, the Company issued the 1996 Warrants to purchase up to 120,000 Units, exercisable over a period of four years commencing on April 23, 1997. The exercise price of the 1996 Warrants is $15.50 per Unit, and the exercise price of the Redeemable Warrants included in the Units subject to the 1996 Warrants is $7.75 per share. The 1996 Warrants are not transferable prior to their exercise date except to officers of H.J. Meyers and members of the selling group for the Company's offering in April 1996 and officers and partners thereof.

     The 1996 Warrants contain anti-dilution provisions providing for adjustment in the event of any stock dividend, stock split, recapitalization, reclassification or similar transaction. The 1996 Warrants do not entitle the holders thereof to any rights as a shareholder of the Company until such warrant is exercised and Units are purchased thereunder.

     The 1996 Warrants and the securities thereunder may not be offered for sale except in compliance with the applicable provisions of the Act. The Company has agreed that, upon written request by a holder or holders of 50% or more of the 1996 Warrants which is made during the exercise period of the 1996 Warrants, the Company will, on two separate occasions, register the 1996 Warrants and any of the securities issuable upon exercise thereof. The initial such registration will be at the Company's expense and the second such registration will be at the expense of the holder(s) of the 1996 Warrants.

     Other Warrants. In connection with the extension of certain loans relating to the Breckenridge Resort, the Company issued warrants to seven individuals and entities, granting to such persons the right to purchase up to an aggregate of 12,500 shares of Common Stock at an exercise price of $6.00 per share. Such warrants may be exercised during the four-year period commencing February 24, 1995. The Company has agreed to register the shares of Common Stock issuable upon the exercise of such warrants for resale from time to time by the holders thereof. These warrants will not entitle the holders to any rights as a shareholder of the Company until they are exercised and shares are purchased thereunder.

PREFERRED STOCK

     The Company is authorized to issue 1,000,000 shares of preferred stock. The Company has designated 557,143 shares of the authorized preferred stock as Series A Preferred Stock, of which 334,285 shares are issued and outstanding. Holders of shares of Series A Preferred Stock are not entitled to vote, except as required by applicable law. Each share of Series A Preferred Stock is convertible into one share of Common Stock (i) at the option of the holder if during the five-year period following the issuance of the Series A Preferred Stock the Company has earned after tax net income for any fiscal year of at least $500,000, based on generally accepted accounting principles and (ii) automatically in the event that 80% or more of the Common Stock is acquired by an entity or individual not previously affiliated with the Company if the Common Stock has traded at an average bid price per share of $7.50 or more during the preceding 90 business days or if the acquisition price per share for the Common Stock is $7.50 or more. The Series A Preferred Stock has a liquidation preference to the Common Stock equal to $0.03 per share. The Series A Preferred Stock does not have any preference in the payment of dividends and is entitled to participate equally in all dividends on a share-for-share basis with the Common Stock. The outstanding shares of Series A Preferred Stock are validly issued, fully paid and nonassessable. The Company has agreed that it will not issue any additional shares of preferred stock without the consent of H.J. Meyers. The Company is seeking the consents of the holders of shares of Series A Preferred Stock to the conversion of such shares into shares of Common Stock on a one-for-one basis.

TENNESSEE BUSINESS COMBINATION ACT

     The Tennessee Business Combination Act (the "TBCA") provides, among other things, that any corporation to which the TBCA applies, including the Company, shall not engage in any "business combination" with an "interested shareholder" for a period of five years following the date that such shareholder became an interested shareholder unless prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder.

     The TBCA defines "business combination" generally to mean any: (i) merger or consolidation; (ii) share exchange; (iii) sale, lease, exchange, pledge, mortgage or other transfer (in one transaction or a series of transactions) of assets representing 10% or more of (A) the market value of consolidated assets,
(B) the market value of the corporation's outstanding shares or (C) the corporation's consolidated net income; (iv) issuance or transfer of shares from the corporation to the interested shareholder; (v) plan of liquidation; (vi) transaction in which the interested shareholder's proportionate share of the outstanding shares of any class of securities is increased; or (vii) financing arrangements pursuant to which the interested shareholder, directly or indirectly, receives a benefit except proportionately as a shareholder.

     The TBCA defines "interested shareholder" generally to mean any person who is the beneficial owner, either directly or indirectly, of 10% or more of any class or series of the outstanding voting stock, or any affiliate or associate of the corporation who has been the beneficial owner, either directly or indirectly, of 10% or more of the voting power of any class or series of the corporation's stock at any time within the five-year period preceding the date in question. Consummation of a business combination that is subject to the five-year moratorium is permitted after such period if the transaction (i) complies with all applicable charter and bylaw requirements and applicable Tennessee law and (ii) is approved by at least two-thirds of the outstanding voting stock not beneficially owned by the interested shareholder, or when the transaction meets certain fair price criteria. The fair price criteria include, among others, the requirement that the per share consideration received in any such business combination by each of the shareholders is equal to the highest of (i) the highest per share price paid by the interested shareholder during the preceding five-year period for shares of the same class or series plus interest thereon from such date at a treasury bill rate less the aggregate amount of any cash dividends paid and the market value of any dividends paid other than in cash since such earliest date, up to the amount of such interest, (ii) the highest preferential amount, if any, such class or series is entitled to receive on liquidation or (iii) the market value of the shares on either the date the business combination is announced or the date when the interested shareholder reaches the 10% threshold, whichever is higher, plus interest thereon less dividends as noted above.

     The Tennessee Greenmail Act prohibits the Company from purchasing or agreeing to purchase any of its equity securities, at a price in excess of fair market value, from a holder of 3% or more of such securities who has beneficially owned such securities for less than two years, unless such purchase has been approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock issued by the Company or the Company makes an offer, of at least equal value per share, to all holders of shares of such class.

     The effect of these provisions of Tennessee law may be to render more difficult a change of control of the Company.

     On June 30, 1997, the Company's Board of Directors approved the reincorporation of the Company in Delaware.

REGISTRAR AND TRANSFER AGENT

     The registrar and transfer agent for the Company's Common Stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, the Company will have 7,622,497 shares of Common Stock outstanding. In addition, the Company will have outstanding options to purchase up to 330,000 shares of Common Stock and warrants to purchase up to [1,783,955 plus 5% of the number of shares sold in this offering] shares of Common Stock. Of these shares of Common Stock, 3,810,435 shares (plus the 2,222,222 shares sold in the offering) will be freely tradeable without restriction or further registration under the Act, except for shares purchased by "affiliates" of the Company which will be subject to the resale limitations of Rule 144 under the Act. As defined in Rule 144, an affiliate of an issuer is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such issuer, and generally includes members of the Board of Directors and senior management.

     The remaining 1,589,840 shares (the "Restricted Shares") will be deemed "restricted securities" under Rule 144 in that they will have been originally issued and sold by the Company in private transactions in reliance upon an exemption from registration under the Act. 976,472 of the Restricted Shares are subject to lock-up agreements with H.J. Meyers which restrict their resale prior to April 23, 1998 without the prior written consent of H.J. Meyers. After such date, these shares will be eligible for resale in accordance with the provisions of Rule 144 or pursuant to a registration statement filed pursuant to the Securities Act. However, in connection with the Company's initial public offering in February 1994, 780,000 of these shares are currently being held in escrow for periods ranging from 15 months to four years from February 24, 1994 as a condition of the offering therein. 417,525 of the Restricted Shares are subject to a registration rights agreement between the holders thereof and the Company granting to such holders certain rights to have their shares of Common Stock registered by the Company for resale from time to time after April 23, 1997.

     The directors and certain officers of the Company have agreed not to offer, sell, contract to sell, grant any option or other right for the sale of, or otherwise dispose of any shares of Common Stock or any securities, indebtedness or otherwise exercisable for or convertible or exchangeable into Common Stock owned or acquired in the future in any manner prior to the expiration of at least 180 days after the date of this Prospectus without the prior written consent of the Placement Agent.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) is entitled to sell within any three month period Restricted Shares that were acquired from the Company or an "affiliate" of the Company not less than one year before the sale, in an amount that does not exceed the greater of 1% of the then outstanding shares of Common Stock (76,225 shares based on the number of shares to be outstanding after the offering) or the average weekly trading volume in the public market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain requirements as to the manner and notice of sale and the availability of public information concerning the Company. A person (or persons whose shares are aggregated) who is not an "affiliate" of the Company at the time of sale and has not been such an "affiliate" at any time during the three months preceding such sale, and whose Restricted Shares were acquired from the Company or an affiliate of the Company at least two years before the sale would be entitled to sell such shares under Rule 144 without regard to the volume limitations, manner-of-sale provisions, notice or public information requirements described above. Rule 144A under the Securities Act permits the immediate sale by the current holders of Restricted Shares of all or a portion of their shares to certain qualified institutional buyers as defined in Rule 144A.

     In 1995, the Company issued options to certain employees under the 1995 Employee Plan to purchase up to 50,000 shares of Common Stock. The 1995 Options are subject to a vesting schedule that provides for vesting in four equal installments on each of August 14, 1996, August 14, 1997, August 14, 1998 and August 14, 1999. In April 1997, the Company issued options to Mr. Weaver under the 1997 Employee Plan to purchase up to 250,000 shares of Common Stock. The Company intends to file a Registration Statement on Form S-8 covering all shares of Common Stock issuable under the 1995 Employee Plan and the 1997 Employee Plan. Accordingly, any shares issued upon exercise of outstanding options will be eligible for sale in the public market after the effective date of such Registration Statement.

     In 1996, in connection with the Breckenridge Resort Acquisition, the Company agreed to issue options to certain directors to purchase up to an aggregate of 30,000 shares of Common Stock. The Company intends to file a registration statement covering all shares of Common Stock issuable under these options. Accordingly, any shares issued upon exercise of such options will be eligible for sale in the public market after the effective date of such registration statement.

     No prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of shares in the public market could adversely affect market prices of the shares and make it more difficult for the Company to sell equity securities in the future at a time and price which it deems appropriate.

                              PLAN OF DISTRIBUTION

     The Common Stock is being offered for sale by the Company on a best efforts, all or nothing, basis to selected investors. Rauscher Pierce Refsnes, Inc., the Placement Agent, has been retained pursuant to a placement agency agreement to act as the exclusive agent for the Company in connection with the arrangement of offers and sales of the Common Stock on a best efforts basis.

     The Placement Agent is not obligated to and does not intend to itself take (or purchase) any of the shares of Common Stock. It is anticipated that the Placement Agent will obtain indications of interest from potential investors for the amount of the offering and that effectiveness of the Registration Statement will not be requested until indications of interest have been received for the amount of the offering. No investor funds will be accepted until indications of interest have been received for the amount of the offering and no investor funds will be accepted prior to effectiveness of the Registration Statement. Confirmations and definitive prospectuses will be distributed to all investors at the time of pricing, informing investors of the closing date, which will be scheduled for three business days after pricing. After the Registration Statement is declared effective and prior to the closing date, all investor funds will promptly be placed in escrow with Citibank, N.A., as Escrow Agent, in an escrow account established for the benefit of the investors. The Escrow Agent will invest such funds in accordance with Rule 15c2-4 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Prior to the closing date, the Escrow Agent will advise the Company that payment for the purchase of the shares of Common Stock offered hereby has been affirmed by the investors and that the investors have deposited the requisite funds in the escrow account at the Escrow Agent. Upon receipt of such notice, the Company will deposit with DTC the shares of Common Stock to be credited to the respective accounts of the investors. Investor funds, together with interest thereon, if any, will be collected by the Company through the facilities of the Escrow Agent on the scheduled closing date. The offering will not continue after the closing date. In the event that investor funds are not received in the full amount necessary to satisfy the requirements of the offering, all funds deposited in the escrow account will be returned promptly. The Company has agreed (i) to pay to the Placement Agent the greater of (a) 6% of the gross proceeds of this offering and (b) $450,000 as the selling commission, (ii) to indemnify the Placement Agent against certain liabilities, including liabilities under the Act, and (iii) to reimburse the Placement Agent for certain expenses incurred by it in connection with the offering.

     Additionally, the Company has agreed, for a price of $100.00, to grant to the Placement Agent, pursuant to an agreement (the "Placement Agent Warrant Agreement") by and between the Company and the Placement Agent, warrants (the "Placement Agent's Warrant") to purchase up to 5% of the number of shares sold in this offering exercisable for a period of four years, commencing 12 months after the date of this offering, at an exercise price of 120% of the public offering price of the shares, subject to certain adjustments. The following discussion of the material terms of the Placement Agent Warrant Agreement is qualified in its entirety by reference to the detailed provisions of the Placement Agent Warrant Agreement, the form of which has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The Placement Agent's Warrant will contain antidilution provisions in the event of any recapitalization, split-ups of shares or certain stock dividends, as well as certain registration rights. The Placement Agent's Warrant will also contain provisions for a "cashless exercise." The Placement Agent's Warrant may not be transferred, sold, assigned or hypothecated, in part or in whole (other than by will or pursuant to the laws of descent and distribution) except to officers of the Placement Agent. The Company has agreed, with certain limitations, that if, at any time within the period commencing two years and ending five years after the effective date, it should file a registration statement under the Act, the Company, at its own expense (other than seller's commissions and expenses of seller's counsel or others hired by seller), will offer to said holder(s) the opportunity to register or qualify the shares underlying the Placement Agent's Warrant.

     For the life of the Placement Agent's Warrant, the holders thereof are given the opportunity to profit from a rise in the market price of the Common Stock which may result in a dilution of the interest of the shareholders. The Company may find it more difficult to raise additional equity capital if it should be needed for the business of the Company while the Placement Agent's Warrant is outstanding. At any time when the holders thereof might be expected to exercise them, the Company would probably be able to obtain additional equity capital on terms more favorable than those provided by the Placement Agent's Warrant. Any profit realized on the sale of the securities issuable upon the exercise of the Placement Agent's Warrant may be deemed additional underwriting compensation.

     The Company has also agreed that, during the period ending three years after the closing of this offering, the Placement Agent shall have a right of first refusal to act as lead manager or agent in connection with any proposed offering of securities by the Company or by any affiliates of the Company. If the Placement Agent agrees to render its assistance for any such transaction, it shall be for fees and expenses competitive with those which would likely be charged by comparable investment banking firms. The Company has agreed not to issue, and certain officers and directors of the Company have agreed that they will not, directly or indirectly, offer, sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable for, or any rights to purchase or acquire, Common Stock for a period of not less than 180 days from the date of this Prospectus, without the prior written consent of the Placement Agent. See "Shares Eligible for Future Sale."

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the Common Stock offered hereby will be passed upon for the Company by Winstead Sechrest & Minick P.C., Dallas, Texas. Certain legal matters in connection with this offering will be passed upon for the Placement Agent by Stroock & Stroock & Lavan LLP, New York, New York.

                                    EXPERTS

     The consolidated financial statements of Nashville Country Club, Inc. and subsidiaries at December 31, 1996 and for each of the two years in the period ended December 31, 1996, appearing in this Prospectus and in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

     The financial statements of Avalon Entertainment Group, Inc. at December 31, 1996 and for each of the two years in the period ended December 31, 1996, appearing in this Prospectus and in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

     The combined financial statements of Avalon West Coast as of December 31, 1996 and for each of the two years in the period ended December 31, 1996, appearing in this Prospectus and in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

     The financial statements of Irvine Meadows Amphitheater at December 31, 1996 and for each of the two years in the period ended December 31, 1996, appearing in this prospectus and in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             AVAILABLE INFORMATION

     The Company has filed a Registration Statement on Form SB-2, including amendments thereto, relating to the shares of Common Stock offered hereby with the Commission. This Prospectus, which is part of the Registration Statement, does not contain all of the information included in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the shares of Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits and schedules thereto. Statements contained in this Prospectus concerning the provisions or contents of any contract, agreement or any other document referred to herein are not necessarily complete. With respect to each such contract, agreement or document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matters involved.

     The Company is subject to the reporting requirements of the Exchange Act, and, in accordance therewith, files reports, proxy statements and other information with the Commission. The Registration Statement (with exhibits), as well as such reports, proxy statements and other information, may be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, DC 20549 and at the Commission's regional offices at 7 World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Commission maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy statements and information regarding registrants that file electronically with the Commission. The Company's Common Stock is listed on the Nasdaq National Market, and such reports, proxy statements and other information also can be inspected at the offices of the National Association of Securities Dealers, Inc., Corporate Financing Department, 9513 Key West Avenue, 3rd Floor, Rockville, Maryland 20850.

                    INDEX TO HISTORICAL FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
NASHVILLE COUNTRY CLUB, INC.

Report of Independent Public Accountants....................   F-2

Consolidated Balance Sheets -- December 31, 1996 (audited)
  and March 31, 1997 (unaudited)............................   F-3

For the Two Years Ended December 31, 1996 (audited) and for
  the Three-Month Periods Ended March 31, 1996 and 1997
  (unaudited):
  Consolidated Statements of Operations.....................   F-4
  Consolidated Statements of Stockholders' Equity...........   F-5
  Consolidated Statements of Cash Flows.....................   F-6

Notes to Consolidated Financial Statements..................   F-7

AVALON ENTERTAINMENT GROUP, INC.

Report of Independent Public Accountants....................  F-16

Balance Sheets -- December 31, 1996 (audited) and March 31,
  1997 (unaudited)..........................................  F-17

For the Two Years Ended December 31, 1996 (audited) and for
  the Three-Month Periods Ended March 31, 1996 and 1997
  (unaudited):
  Statements of Operations..................................  F-18
  Statements of Stockholders' Deficit.......................  F-19
  Statements of Cash Flows..................................  F-20

Notes to Financial Statements...............................  F-21

AVALON WEST COAST

Report of Independent Public Accountants....................  F-24

Combined Balance Sheets -- December 31, 1996 (audited) and
  March 31, 1997 (unaudited)................................  F-25

For the Two Years Ended December 31, 1996 (audited) and for
  the Three-Month Periods Ended March 31, 1996 and 1997
  (unaudited):
  Combined Statements of Operations.........................  F-26
  Combined Statements of Stockholders' Equity...............  F-27
  Combined Statements of Cash Flows.........................  F-28

Notes to Combined Financial Statements......................  F-29

IRVINE MEADOWS AMPHITHEATER

Report of Independent Public Accountants....................  F-34

Balance Sheet -- December 31, 1996 (audited)................  F-35

For the Two Years Ended December 31, 1996 (audited):
  Statements of Operations..................................  F-36
  Statements of Partners' Capital...........................  F-37
  Statements of Cash Flows..................................  F-38

Notes to Financial Statements...............................  F-39

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Nashville Country Club, Inc.:

     We have audited the accompanying consolidated balance sheet of Nashville Country Club, Inc. (a Tennessee corporation) and subsidiaries as of December 31, 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nashville Country Club, Inc. and subsidiaries as of December 31, 1996, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                            ARTHUR ANDERSEN LLP

Dallas, Texas
April 4, 1997

                 NASHVILLE COUNTRY CLUB, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                              DECEMBER 31,     MARCH 31,
                                                                  1996           1997
                                                              ------------    -----------
                                                                              (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents.................................  $ 2,659,921     $ 2,619,879
  Accounts receivable, net of allowance for doubtful
     accounts of $85,500 and $92,600, respectively..........      611,279       1,235,276
  Inventories...............................................      429,987         430,597
  Prepaid expenses and other current assets.................      139,771         134,850
                                                              -----------     -----------
          Total current assets..............................    3,840,958       4,420,602
PROPERTY AND EQUIPMENT, net.................................   34,043,605      33,870,263
OTHER ASSETS, net of accumulated amortization...............      223,544         357,166
                                                              -----------     -----------
          Total assets......................................  $38,108,107     $38,648,031
                                                              ===========     ===========

                          LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Current portion of long-term debt.........................  $   884,311     $ 2,682,653
  Accounts payable and accrued liabilities..................    4,755,732       3,681,005
                                                              -----------     -----------
          Total current liabilities.........................    5,640,043       6,363,658
CAPITAL LAND LEASE OBLIGATION...............................      733,000         733,000
LONG-TERM DEBT, net of current portion......................   19,521,739      17,559,436
                                                              -----------     -----------
          Total liabilities.................................   25,894,782      24,656,094
                                                              -----------     -----------
COMMITMENTS

STOCKHOLDERS' EQUITY:
  Preferred stock, no par value; 1,000,000 shares
     authorized, 334,285 of Series A convertible preferred
     stock issued and outstanding, $10,029 liquidation
     preference.............................................       10,000          10,000
  Common stock, no par value; 20,000,000 shares authorized,
     4,590,435 shares issued and outstanding................   16,770,423      16,770,423
  Accumulated deficit.......................................   (4,567,098)     (2,788,486)
                                                              -----------     -----------
          Total stockholders' equity........................   12,213,325      13,991,937
                                                              -----------     -----------
          Total liabilities and stockholders' equity........  $38,108,107     $38,648,031
                                                              ===========     ===========

   The accompanying notes are an integral part of these consolidated balance sheets.

                 NASHVILLE COUNTRY CLUB, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                   YEARS ENDED            THREE MONTHS ENDED
                                                   DECEMBER 31,                MARCH 31,
                                             ------------------------   -----------------------
                                                1995         1996         1996         1997
                                             ----------   -----------   ---------   -----------
                                                                              (UNAUDITED)
REVENUES:
  Rooms....................................  $       --   $ 4,202,040   $      --   $ 5,795,591
  Food and beverage........................   2,215,436     4,151,056     501,841     2,453,426
  Other....................................      14,144     2,455,872      13,401     1,852,512
                                             ----------   -----------   ---------   -----------
          Total revenues...................   2,229,580    10,808,968     515,242    10,101,529
                                             ----------   -----------   ---------   -----------
DEPARTMENTAL EXPENSES:
  Rooms....................................          --     3,283,172          --     3,339,459
  Food and beverage........................   2,030,826     4,003,775     444,400     1,823,015
  Other....................................          --     1,615,045          --     1,226,460
                                             ----------   -----------   ---------   -----------
          Total departmental expenses......   2,030,826     8,901,992     444,400     6,388,934
                                             ----------   -----------   ---------   -----------
DEPARTMENTAL PROFIT........................     198,754     1,906,976      70,842     3,712,595
                                             ----------   -----------   ---------   -----------
UNDISTRIBUTED OPERATING EXPENSES:
  General and administrative...............     479,602     1,460,723      54,660       585,830
  Sales and marketing......................     211,680       825,182      38,408       238,482
  Property operation and maintenance.......     205,924       981,918      49,729       442,157
  Depreciation and amortization............     113,845       599,277      29,105       256,109
                                             ----------   -----------   ---------   -----------
          Total undistributed operating
            expenses.......................   1,011,051     3,867,120     171,902     1,522,578
                                             ----------   -----------   ---------   -----------
(LOSS) INCOME FROM OPERATIONS..............    (812,297)   (1,960,144)   (101,060)    2,190,017
INTEREST INCOME (EXPENSE):
  Interest income..........................      21,200        55,938       1,601        23,559
  Interest expense.........................      (2,800)   (1,223,103)         --      (434,964)
                                             ----------   -----------   ---------   -----------
NET (LOSS) INCOME..........................  $ (793,897)  $(3,127,309)  $ (99,459)  $ 1,778,612
                                             ==========   ===========   =========   ===========
Net (loss) income per common and equivalent
  share....................................  $     (.54)  $      (.87)  $    (.07)  $       .36
                                             ==========   ===========   =========   ===========
Weighted average number of common and
  equivalent shares outstanding............   1,470,000     3,575,867   1,470,000     4,924,720
                                             ==========   ===========   =========   ===========

 The accompanying notes are an integral part of these consolidated statements.

                 NASHVILLE COUNTRY CLUB, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996
          AND THE THREE MONTH PERIOD ENDED MARCH 31, 1997 (UNAUDITED)

                              PREFERRED STOCK         COMMON STOCK                           TOTAL
                             -----------------   -----------------------   ACCUMULATED   STOCKHOLDERS'
                             SHARES    AMOUNT     SHARES       AMOUNT        DEFICIT        EQUITY
                             -------   -------   ---------   -----------   -----------   -------------
BALANCES, December 31,
  1994.....................  334,285   $10,000   1,470,000   $ 3,224,747   $  (645,892)   $ 2,588,855
  Net loss.................       --        --          --            --      (793,897)      (793,897)
                             -------   -------   ---------   -----------   -----------    -----------
BALANCES, December 31,
  1995.....................  334,285    10,000   1,470,000     3,224,747    (1,439,789)     1,794,958
  Issuance of shares of
     common stock and
     warrants, net of
     offering costs........       --        --   2,702,910    11,448,049            --     11,448,049
  Issuance of shares of
     common stock in
     business
     combination...........       --        --     417,525     2,097,627            --      2,097,627
  Net loss.................       --        --          --            --    (3,127,309)    (3,127,309)
                             -------   -------   ---------   -----------   -----------    -----------
BALANCES, December 31,
  1996.....................  334,285    10,000   4,590,435    16,770,423    (4,567,098)    12,213,325
  Net income (unaudited)...       --        --          --            --     1,778,612      1,778,612
                             -------   -------   ---------   -----------   -----------    -----------
BALANCES, March 31, 1997
  (unaudited)..............  334,285   $10,000   4,590,435   $16,770,423   $(2,788,486)   $13,991,937
                             =======   =======   =========   ===========   ===========    ===========

 The accompanying notes are an integral part of these consolidated statements.

                 NASHVILLE COUNTRY CLUB, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                          YEARS ENDED            THREE MONTHS ENDED
                                                          DECEMBER 31,                MARCH 31,
                                                    ------------------------   -----------------------
                                                       1995         1996         1996         1997
                                                    ----------   -----------   ---------   -----------
                                                                                     (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net (loss) income...............................  $ (793,897)  $(3,127,309)  $ (99,459)  $ 1,778,612
  Adjustments to reconcile net (loss) income to
     net cash (used in) provided by operating
     activities --
     Depreciation and amortization................     139,493       599,277      29,105       253,805
     Loss on asset retirement.....................       2,751            --          --            --
     Changes in assets and liabilities --
       (Increase) decrease in assets --
          Accounts receivable.....................          --       107,462     (25,074)     (623,997)
          Inventories.............................     (29,774)      (59,885)       (355)         (610)
          Prepaid expenses and other current
            assets................................       5,429       (98,222)    (20,185)        4,921
          Other assets............................     (73,822)      (85,132)   (139,063)      (43,105)
       Increase (decrease) in liabilities --
          Accounts payable and accrued
            liabilities...........................    (245,327)    2,569,179      27,216    (1,074,727)
                                                    ----------   -----------   ---------   -----------
          Total adjustments.......................    (201,250)    3,032,679      10,707      (143,713)
                                                    ----------   -----------   ---------   -----------
          Net cash (used in) provided by operating
            activities............................    (995,147)      (94,630)    (88,752)      294,899
                                                    ----------   -----------   ---------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of Breckenridge Resort, net of $231,259
     of cash acquired.............................          --    (7,823,329)         --            --
  Expenditures for property and equipment.........     (54,395)     (617,520)     (2,304)      (74,202)
  Increase in other assets........................     (11,456)           --    (139,063)      (96,778)
                                                    ----------   -----------   ---------   -----------
          Net cash used in investing activities...     (65,851)   (8,440,849)   (141,367)     (170,980)
                                                    ----------   -----------   ---------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of common stock, net of
     offering costs...............................          --    11,448,049          --            --
  Proceeds from borrowings........................     250,000     1,497,731      50,000            --
  Principal payments on borrowings................          --    (1,986,091)         --      (163,961)
                                                    ----------   -----------   ---------   -----------
          Net cash provided by (used in) financing
            activities............................     250,000    10,959,689      50,000      (163,961)
                                                    ----------   -----------   ---------   -----------
NET (DECREASE) INCREASE IN CASH AND CASH
  EQUIVALENTS.....................................    (810,998)    2,424,210    (180,119)      (40,042)
CASH AND CASH EQUIVALENTS, beginning of period....   1,046,709       235,711     235,711     2,659,921
                                                    ----------   -----------   ---------   -----------
CASH AND CASH EQUIVALENTS, end of period..........  $  235,711   $ 2,659,921   $  55,592   $ 2,619,879
                                                    ==========   ===========   =========   ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest............................  $    2,800   $ 1,254,699   $      --   $ 1,779,000
                                                    ==========   ===========   =========   ===========

 The accompanying notes are an integral part of these consolidated statements.

                 NASHVILLE COUNTRY CLUB, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1996
            (INCLUDING INFORMATION AS OF MARCH 31, 1997, AND FOR THE
THREE MONTH PERIODS ENDED MARCH 31, 1996 AND MARCH 31, 1997, WHICH IS UNAUDITED)

1. NATURE OF BUSINESS AND MANAGEMENT'S BUSINESS STRATEGY

     Nashville Country Club, Inc. (the "Company") was incorporated in June 1993 for the purpose of developing, owning and operating restaurants, hotels and other entertainment-related business assets. The Company opened its first restaurant in Nashville, Tennessee on November 17, 1994 (the "Nashville Restaurant").

     In April 1996, the Company acquired The Village at Breckenridge Resort (the "Breckenridge Resort"), a resort complex consisting of hotels, restaurants, meeting and commercial space, and property management contracts with respect to guest accommodations located in properties included in and separate from the Breckenridge Resort, all located in Breckenridge, Colorado. The accompanying consolidated financial statements for the year ended December 31, 1996, include the revenues and expenses of the Breckenridge Resort from the date of acquisition (April 29, 1996) through December 31, 1996. The operations of the Breckenridge Resort are recorded on the books of The Village at Breckenridge Acquisition Corp., Inc., a wholly owned subsidiary of the Company.

     Since inception, the Company's principal source of funding has been net proceeds from issuances of the Company's common stock which have been used to implement the Company's business strategy. The net proceeds, which totaled approximately $14 million, have been used to construct the Nashville Restaurant, to acquire the Breckenridge Resort, to purchase property and equipment and to fund the operations of the Nashville Restaurant and the Breckenridge Resort. The Company reported net losses of $793,897 and $3,127,309 for the fiscal years ended December 31, 1995 and December 31, 1996, respectively. In addition, the Company has a working capital deficit of $1,799,085 as of December 31, 1996. The net loss for 1996 is primarily due to the timing of the Breckenridge Resort Acquisition in April 1996. On a proforma basis, as if the Breckenridge Resort were acquired on January 1, 1996, the net loss for 1996 would have been $1,399,569.

     Management has undertaken recent actions to increase revenues and reduce expenses at the Nashville Restaurant and at the Breckenridge Resort to address the net losses incurred by these operations. The Company has also entered into a letter of intent with an unaffiliated third party development company to redevelop portions of the Breckenridge Resort's assets (Note 9) and has proposed a hotel to be constructed adjacent to the Nashville Restaurant to complement the Nashville Restaurant's operations.

     In addition, in April 1997, the Company acquired Avalon Entertainment Group, Inc. ("AEG"), an entertainment marketing company whose primary operations occur in the second and third quarters (Note 10). The Company has also entered into an agreement to acquire a controlling interest in a group of affiliated entertainment entities ("AWC") whose primary operations also occur in the second and third quarters (Note 10). The Company has entered into agreements with two investment advisors to assist the Company in obtaining financing for its activities. Such financing will be used to finance a portion of the cash requirements for the acquisition of AEG and AWC, the development of the Nashville hotel and the acquisition of equity interests in other businesses that complement the Company's business strategy.

2. SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries -- NCC Broadcast, Inc., The Village at Breckenridge Acquisition Corp., Inc. and Property Management Acquisition Corp., Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

                 NASHVILLE COUNTRY CLUB, INC. AND SUBSIDIARIES

  Cash and Cash Equivalents

     Cash and cash equivalents consist primarily of cash in banks and highly liquid investments purchased with an original maturity of three months or less.

  Inventories

     Inventories consist primarily of food and beverage, retail, and operating supplies, which are stated at the lower of cost or market on a first-in, first-out (FIFO) basis.

  Property and Equipment

     Property and equipment are recorded at cost. Depreciation is provided for using the straight-line method over 5 to 7 years on furniture, fixtures, and equipment and 30 to 39 years on buildings and improvements.

  Other Assets

     Loan fees incurred with respect to certain of the Company's mortgage notes payable are being amortized over the five-year term of the note payable using the straight-line method. Accumulated amortization of loan fees totaled $28,497 at December 31, 1996. Costs incurred during the investigation of potential acquisitions or development projects are capitalized and charged to expense at such time as management concludes that the project is no longer deemed viable. Management continually evaluates the viability of such projects.

  Accounts Payable and Accrued Liabilities

     Accounts payable and accrued liabilities consist of the following:

                                                        DECEMBER 31, 1996    MARCH 31, 1997
                                                        -----------------    --------------
                                                                              (UNAUDITED)
Accounts payable......................................     $1,282,723          $  910,735
Advance deposits......................................      1,739,839             520,161
Due to homeowners.....................................        515,589             923,938
Accrued property taxes................................        385,605             310,117
Accrued payroll.......................................        319,610             200,897
Other accrued expenses................................        512,366             815,157
                                                           ----------          ----------
                                                           $4,755,732          $3,681,005
                                                           ==========          ==========

  Advance Deposits and Revenue Recognition

     Advance deposits are recorded as a liability until rooms and other services are provided and revenues are earned. Advance deposits reflected in the accompanying consolidated balance sheets relate primarily to the winter ski season ending in April.

  Property Management Contracts

     The Breckenridge Resort has contracts relating to the management and rental of approximately 315 living units, located in properties included in and separate from the Breckenridge Resort. These contracts are primarily for a period of one year with renewal options. The Breckenridge Resort pays a fee of 55% to 60% of the gross revenue to the owner of the living unit. This amount is due monthly and is recorded as due to homeowners in the accompanying consolidated balance sheets. Revenues generated from the rental of these units are reported as rooms revenue with the fee paid to the owner reported as rooms department expense in the accompanying consolidated statements of operations. The loss of all or a significant amount of the contracts would be significant to the operations of the Breckenridge Resort.

                 NASHVILLE COUNTRY CLUB, INC. AND SUBSIDIARIES

  Income Taxes

     The Company accounts for income taxes under the liability method required by Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires recognition of deferred income tax assets and liabilities based on enacted tax laws for any temporary differences between financial reporting and tax bases of assets, liabilities and carryforwards. Deferred tax assets are then reduced by a valuation allowance for the amount of any tax benefits which, based on current circumstances, are not expected to be realized.

  Net (Loss) Income Per Common and Common Equivalent Share

     The computation of net (loss) income per common and common equivalent share is based on the weighted average number of common and common equivalent shares outstanding. The effect of outstanding options and warrants has not been considered as their inclusion would be antidilutive.

  Use of Estimates in Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Unaudited Quarterly Information

     Information with respect to the three month periods ended March 30, 1996 and March 31, 1997, and as of March 31, 1997, included in these consolidated financial statements and notes thereto, is unaudited; however, in the opinion of the Company's management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated financial position and results of operations of the Company for such period have been included.

  Adoption of New Accounting Pronouncements

     In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"), which requires impairment losses to be recorded on long-lived assets in operations when indicators of impairment are present and undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The adoption of SFAS 121 in the first quarter of 1996 did not have a material impact on the Company's consolidated financial statements.

     Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the market price of the Company's stock at the date of grant over the amount the employee must pay to acquire the stock. The impact of applying SFAS 123 was not material in 1995 and 1996.

                 NASHVILLE COUNTRY CLUB, INC. AND SUBSIDIARIES

  Reclassifications

     Certain reclassifications have been made to the 1995 consolidated financial statements to conform with classifications used in 1996.

3. THE BRECKENRIDGE RESORT ACQUISITION

     Effective April 29, 1996, the Company acquired the Breckenridge Resort from an unaffiliated third party for approximately $31.5 million, consisting of approximately $8.1 million in cash, $2.1 million of common stock (417,525 shares) and the assumption of $21.3 million of net Breckenridge Resort liabilities. The acquisition was accounted for using the purchase method of accounting and, accordingly, the net purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values on the date of acquisition. The allocation was made as follows:

Assets acquired:
  Land and buildings........................................  $30,360,000
  Furniture, fixtures, and equipment........................    1,100,000
  Cash......................................................      231,000
  Accounts receivable.......................................      719,000
  Other current assets......................................      318,000
                                                              -----------
                                                               32,728,000
                                                              -----------
Liabilities assumed:
  Long-term debt............................................   20,644,000
  Accounts payable..........................................      776,000
  Other current liabilities.................................    1,156,000
                                                              -----------
                                                               22,576,000
                                                              -----------
Net assets acquired.........................................  $10,152,000
                                                              ===========

4. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                                            DECEMBER 31,     MARCH 31,
                                                                1996           1997
                                                            ------------    -----------
                                                                             (UNAUDITED)
Land......................................................  $14,041,904     $14,041,903
Land under capital lease..................................      800,000         800,000
Buildings and improvements................................   17,794,141      17,816,580
Furniture, fixtures, and equipment........................    2,102,922       2,161,304
                                                            -----------     -----------
                                                             34,738,967      34,819,787
Less -- accumulated depreciation..........................     (695,362)       (949,524)
                                                            -----------     -----------
Property and equipment, net...............................  $34,043,605     $33,870,263
                                                            ===========     ===========

5. LEASES

  Operating Leases

     The Breckenridge Resort leases its retail stores to tenants under noncancelable operating lease agreements. The agreements generally require that the Breckenridge Resort pay applicable property taxes, insurance, repairs, and common area maintenance costs, which are billable to tenants under lease terms.

                 NASHVILLE COUNTRY CLUB, INC. AND SUBSIDIARIES

Expense pass-throughs billed to tenants totaled approximately $290,000 for the year ended December 31, 1996. Several of these leases also require percentage rent payments based on sales and have escalation clauses based on changes in the consumer price index for future periods.

     The following is a schedule of future minimum rents to be received (excluding percentage rent payments) under the noncancelable operating lease agreements.

YEAR ENDING
DECEMBER 31,
------------
1997...................................................  $1,132,000
1998...................................................     979,000
1999...................................................     800,000
2000...................................................     435,000
2001...................................................     235,000
Thereafter.............................................     342,000
                                                         ----------
     Total minimum rents...............................  $3,923,000
                                                         ==========

  Capital Lease

     The Company is a party to an agreement dated September 30, 1993 to lease real property on which the Nashville restaurant is located. The lease had an initial term of twenty years with a ten-year renewal option. Initial lease payments were $5,000 per month. Upon the completion of the Company's initial public offering, effective March 1, 1994, lease payments totaling $84,000 annually commenced. Effective March 1, 1995, in accordance with terms of the lease agreement, the monthly lease payment increased to $7,000 plus 4 1/2% of the purchase option price.

     In accordance with terms of the lease agreement, at any time during the lease term, the Company has the option to purchase the leased property for $800,000 less lease payments and base rent paid through the closing date, or in the event of the death of the original landlord, the amount of base rent paid by the Company prior to and within 60 days after such death. The land under capital lease and the lease obligation totaling $800,000 were recorded on the consolidated balance sheets due to the existence of the bargain purchase option provision in the lease. As a result of the death of the lessor of the property on June 23, 1994, the Company's option to purchase the property became fixed at $733,000 in August 1994.

     The Company's intent is to exercise its option to purchase the property and it is presently evaluating the timing of that decision and the means by which it will finance the purchase. Rental expense totaled $111,487 and $118,185 during 1995 and 1996, respectively.

6. LONG-TERM DEBT

     Long-term debt consists of the following:

                                                             DECEMBER 31,    MARCH 31,
                                                                 1996          1997
                                                             ------------   -----------
                                                                            (UNAUDITED)
Note payable to a bank, bearing interest at 9%, due in
monthly installments of $115,021, including interest,
through January 31, 2001, when unpaid principal and
interest are due. The note is collateralized by a deed of
trust on property and security agreement, including the
assignment of leases and rents and financing statements....  $11,044,403    $10,947,253

                 NASHVILLE COUNTRY CLUB, INC. AND SUBSIDIARIES

                                                             DECEMBER 31,    MARCH 31,
                                                                 1996          1997
                                                             ------------   -----------
                                                                            (UNAUDITED)
Note payable to an unaffiliated third party, interest due
monthly at 7% through March 1997, monthly installments of
$47,216, including interest, beginning April 1997 through
December 1, 1999, when unpaid principal and interest are
due. The note is collateralized by two wraparound deeds of
trust on the property and security agreement, including the
assignment of leases and rents and financing statements....    5,253,057      5,253,057
Note payable to a bank, bearing interest at 10%, due in
monthly installments of $24,590 including interest, through
March 1, 1998 when unpaid principal and interest are due.
The note is collateralized by a deed of trust on property
and security agreement, including the assignment of leases
and rents and financing statements.........................    1,625,941      1,592,479
Note payable to an unaffiliated third party, bearing
interest due monthly at 9%, principal balance due December
21, 1999. The note is collateralized by the deed of trust
on property and security agreement, including the
assignment of leases and rents and financing statements....    1,250,000      1,250,000
Note payable to two individuals, interest at 9%, due in
monthly installments of $7,925, including interest through
October 1, 2013 when unpaid principal and interest are due.
The note is collateralized by a deed of trust on property
and security agreement, including the assignment of leases
and rents and financing statements.........................      823,107        817,811
Equipment notes payable to financial institutions, bearing
interest ranging from 11% to 15.5%, due in monthly
installments of principal and interest, with various
maturity dates through July 2001. The notes are
collateralized by accounts receivable, equipment, machinery
and contract rights........................................      324,537        296,489
Note payable to an unaffiliated third party, bearing
interest at 9%, due annually in June, $50,000 principal
payment due June 1997, balance due June 1998. The note is
secured by rental management and property management
agreements.................................................       85,000         85,000
                                                             -----------    -----------
                                                             $20,406,050    $20,242,089
Less-current portion.......................................     (848,311)    (2,682,653)
                                                             -----------    -----------
                                                             $19,521,739    $17,559,436
                                                             ===========    ===========

                 NASHVILLE COUNTRY CLUB, INC. AND SUBSIDIARIES

     Future annual maturities of long-term debt consist of the following at December 31, 1996:

1997........................................................  $   884,311
1998........................................................    2,249,967
1999........................................................    6,690,480
2000........................................................      583,044
2001........................................................    9,304,432
Thereafter..................................................      693,816
                                                              -----------
          Total.............................................  $20,406,050
                                                              ===========

     The Company entered into a private placement with five non-affiliated accredited investors pursuant to which the Company borrowed $250,000 in December 1995 for working capital purposes. In January 1996, the Company entered into one additional note agreement with a non-affiliated accredited investor for $50,000 under the same terms. The Notes were repaid in April 1996 with proceeds from the stock offering. (Note 7)

     In November 1996, the Company entered into a revolving credit facility which provides up to a maximum of $300,0000 of unsecured borrowings through November 5, 1997. Amounts outstanding under the revolving credit facility bear interest at prime plus 2%. As of April 4, 1997, no amounts have been borrowed under the revolving credit facility.

7. STOCKHOLDERS' EQUITY

  Preferred Stock

     The Company is authorized to issue 1,000,000 shares of preferred stock. The Company has designated 557,143 shares of the authorized preferred stock as Series A Convertible Preferred Stock ("Series A Preferred Stock"), of which 334,285 shares have been issued to the Company's founder and others for various services rendered. These shares are reflected in the accompanying consolidated balance sheets at $10,000. Holders of shares of Series A Preferred Stock are not entitled to vote, except as required by applicable law. Each share of Series A Preferred Stock has a liquidation preference of $0.03 per share and is convertible into one share of common stock at the option of the holder (i) if during the five-year period following the issuance of the Series A Preferred Stock, the Company has earned after tax income for any fiscal year of at least $500,000 based on generally accepted accounting principles and (ii) at any time, in the event that 80% or more of the Company's common stock is acquired by an entity or individual not previously affiliated with the Company if the common stock has traded at an average bid price per share of $7.50 or more during the preceding 90 business days or if the acquisition price per share for the Company's common stock is $7.50 or more. The Series A Preferred Stock does not have any preference on the payment of dividends and participates equally in all dividends on a share for share basis with the common stock.

  Common Stock

     The Company was initially capitalized through the issuance of 780,000 shares of common stock to the Company's Chairman of the Board in September 1993 for $500,000 in cash, and through the issuance of 334,285 shares of preferred stock as described above.

     In February 1994, the Company completed an initial public offering of 690,000 shares of the Company's no par value common stock, which resulted in net proceeds to the Company totaling $2,724,747. In connection with the offering, a warrant was granted to the underwriter to purchase up to 60,000 shares of common stock at $6.00 per share, exercisable over a period of four years commencing one year from the date of the offering.

     In 1996, the Company issued 12,500 warrants in connection with the extension of certain loans to the Breckenridge Resort. In April 1996, the Company completed a secondary public offering of 1,351,455 units,

                 NASHVILLE COUNTRY CLUB, INC. AND SUBSIDIARIES each consisting of two shares of common stock and one redeemable common stock purchase warrant. The net proceeds were used to consummate the Breckenridge Resort Acquisition (Note 3), to repay indebtedness (Note 6), and for working capital purposes. The redeemable warrants are detachable and separately transferable. Each redeemable warrant entitles the holder to purchase one share of common stock at a price of $6.25 per share until April 2001, and is redeemable by the Company at $.05 per warrant under certain conditions. In connection with the secondary offering, the underwriter was granted a warrant to acquire up to 120,000 units at $15.50 per unit.

     On August 14, 1995, the Company issued options to purchase up to 50,000 shares of common stock at a price of $5.50 per share to certain employees under the 1995 Stock Option Plan. The options are subject to a vesting schedule that provides for vesting in four equal installments on each annual anniversary date. As of December 31, 1996, no options have been exercised.

8. INCOME TAXES

     At December 31, 1996, the Company had net operating loss carryforwards of approximately $4.5 million for income tax purposes which expire at various dates through 2011. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 1996 are as follows:

Deferred tax assets:
  Net operating loss carryforwards..........................  $ 1,740,000
  Deferred costs............................................       70,000
  Other.....................................................       20,000
                                                              -----------
                                                                1,830,000
Deferred tax liabilities:
  Accelerated depreciation for tax..........................      (60,000)
                                                              -----------
Net deferred tax assets.....................................    1,770,000
Valuation allowance.........................................   (1,770,000)
                                                              -----------
                                                              $        --
                                                              ===========

     During 1996, the valuation allowance for net deferred tax assets increased $1,229,000 from $541,000 to $1,770,000.

9. COMMITMENTS

  Franchise Agreement

     On February 1, 1996, the Breckenridge Resort entered into a franchise agreement with Wyndham Hotel Company, Ltd. to operate certain of the rooms in the Breckenridge Resort as a Wyndham Resort and for the use of the Wyndham name and reservation system, including Wyndham advertising, marketing, and promotions. The royalty fee, payable beginning January 1997, related to the above agreement is equal to one percent of room revenues, as defined. In addition, the Breckenridge Resort is also obligated to pay a marketing fee of one and one half percent of room revenues and a commission fee of seven and one half percent of room rates, as defined. Total fees paid in 1996 were $52,000.

  Redevelopment of the Breckenridge Resort

     In August 1996, the Company entered into a letter of intent with an unaffiliated third party development company which set forth the major business points pursuant to which the two parties would form a joint

                 NASHVILLE COUNTRY CLUB, INC. AND SUBSIDIARIES venture to redevelop a portion of the Breckenridge Resort's assets. It is anticipated that the Company will contribute cash and certain land and buildings to the joint venture and the joint venture partner will contribute cash and services. Proceeds from the sale of redeveloped assets and from the management of assets retained by the joint venture will be distributed as provided in the letter of intent, subject to the negotiation of a definitive joint venture agreement. As of April 4, 1997, the joint venture partners are proceeding with initial planning and design efforts associated with the redevelopment.

  Repurchase of Stock

     In connection with the Breckenridge Resort Acquisition, the Company agreed to repurchase up to $413,170 of stock issued to the sellers of the Breckenridge Resort. The Company is currently negotiating with the holders of the shares subject to the repurchase as to the timing of the repurchase.

10. EVENTS (UNAUDITED) SUBSEQUENT TO DATE OF AUDITORS' REPORT

     On April 21, 1997, the Company acquired 100% of the common stock of Avalon Entertainment Group, Inc. ("AEG") (Note 1). AEG is engaged in producing corporate entertainment events, entertainment marketing programs and artist management. The $7.2 million purchase price was satisfied by the issuance of $4,320,000 in aggregate fair value of common stock of the Company (809,840 shares), $2,480,000 of promissory notes and $400,000 in cash. The promissory notes bear interest at 10% per annum and are due on July 31, 1997. The Company expects to repay the promissory notes with proceeds from debt and/or equity financing which the Company is currently seeking to obtain.

     The Merger Agreement relating to the AEG Acquisition provides for an adjustment to the purchase price based on AEG's net income before taxes for the year ending December 31, 1997 (the "1997 Pre-Tax Net Income"). In the event that AEG's 1997 Pre-Tax Net Income equals or exceeds $1.2 million, the purchase price is not adjusted. In the event that AEG's 1997 Pre-Tax Net Income is less than $1.2 million, the purchase price is adjusted downward in an amount equal to six multiplied by the difference between the 1997 Pre-Tax Net Income and $1.2 million. The former owners of AEG may satisfy the adjusted purchase price by delivering to the Company either cash or shares of common stock valued based on the average closing prices of the common stock for the 30 trading days ending 5 days prior to the calculation of the 1997 Pre-Tax Net Income. Management does not anticipate that the purchase price will be adjusted materially.

     In June 1997, the Company entered into a letter agreement to acquire a 51% controlling interest in a group of entities (collectively, "AWC") (Note 1) affiliated with AEG. AWC manages amphitheaters, produces concerts, provides advertising services and is involved in event merchandising for large-scale sporting and entertainment events. The Company will acquire its interest in AWC for an initial purchase price of $7 million with proceeds from debt and/or equity financing which the Company is currently seeking to obtain.

     The final purchase price for the Company's 51% interest in AWC will be equal to the greater of (i) $7 million or (ii) 51% of the sum of (a) six times the average of the EBITDA for AWC's amphitheater operations for the years 1996, 1997 and 1998 and (b) six times the average of the net income before taxes of the remaining business entities constituting AWC for the years 1996, 1997 and 1998. The excess of the final purchase price over $7 million will be payable in common stock of the Company based on an average of the common stock price for the years 1996, 1997 and 1998.

     In April 1997, the Company issued options to purchase 250,000 shares of common stock at a price of $5.40 per share to an officer under the 1997 Stock Option Plan. The options were exercisable as of the date of grant.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of Avalon Entertainment Group, Inc.:

     We have audited the accompanying balance sheet of Avalon Entertainment Group, Inc., a Tennessee corporation, as of December 31, 1996, and the related statements of operations, stockholders' deficit and cash flows for each of the two years in the period ended December 31, 1996. These financial statements are the responsibility of Avalon Entertainment Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Avalon Entertainment Group, Inc. as of December 31, 1996, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                                    ARTHUR ANDERSEN LLP

Los Angeles, California
May 9, 1997

                        AVALON ENTERTAINMENT GROUP, INC.

                                 BALANCE SHEETS

                                     ASSETS

                                                              DECEMBER 31,     MARCH 31,
                                                                  1996           1997
                                                              ------------    -----------
                                                                              (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents.................................   $ 275,988       $ 193,761
  Accounts receivable.......................................      59,537         102,965
  Due from joint venture....................................      13,244              --
  Prepaid production expenses...............................     195,343         293,345
                                                               ---------       ---------
          Total current assets..............................     544,112         590,071
                                                               ---------       ---------
PROPERTY AND EQUIPMENT, at cost:
  Furniture and fixtures....................................     201,525         204,854
  Computer and other equipment..............................      59,652          67,465
  Leasehold improvements....................................      26,344          26,344
                                                               ---------       ---------
                                                                 287,521         298,663
Less -- accumulated depreciation and amortization...........    (233,133)       (239,564)
                                                               ---------       ---------
                                                                  54,388          59,099
                                                               ---------       ---------
INVESTMENT IN JOINT VENTURE.................................      27,239         (87,219)
                                                               ---------       ---------
DEPOSITS....................................................       2,746           2,746
                                                               ---------       ---------
          Total assets......................................   $ 628,485       $ 564,697
                                                               =========       =========
                          LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES:
  Accounts payable..........................................   $  51,253       $  22,986
  Accrued expenses..........................................      64,095          33,756
  Commission payable........................................      64,080              --
  Profit distributions payable..............................     150,000          26,852
  Deferred revenues.........................................     518,500         709,200
                                                               ---------       ---------
          Total current liabilities.........................     847,928         792,794
                                                               ---------       ---------

COMMITMENTS

STOCKHOLDERS' DEFICIT:
  Common stock, no par value; 2,000 shares authorized, 1,333
     shares issued and outstanding..........................       2,000           2,000
  Additional paid-in capital................................      16,560          16,560
  Accumulated deficit.......................................    (238,003)       (246,657)
                                                               ---------       ---------
          Total stockholders' deficit.......................    (219,443)       (228,097)
                                                               ---------       ---------
          Total liabilities and stockholders' deficit.......   $ 628,485       $ 564,697
                                                               =========       =========

      The accompanying notes are an integral part of these balance sheets.

                        AVALON ENTERTAINMENT GROUP, INC.

                            STATEMENTS OF OPERATIONS

                                                     YEARS ENDED           THREE MONTHS ENDED
                                                    DECEMBER 31,                MARCH 31,
                                               -----------------------   -----------------------
                                                  1995         1996         1996         1997
                                               ----------   ----------   ----------   ----------
                                                                               (UNAUDITED)
REVENUES.....................................  $3,969,531   $5,570,136   $1,039,863   $1,543,515
COST OF REVENUES.............................   2,887,475    4,028,794      737,689    1,221,689
                                               ----------   ----------   ----------   ----------
                                                1,082,056    1,541,342      302,174      321,826
GENERAL AND ADMINISTRATIVE EXPENSES..........   1,259,271    2,009,793      278,577      338,523
                                               ----------   ----------   ----------   ----------
  (Loss) income from operations..............    (177,215)    (468,451)      23,597      (16,697)
                                               ----------   ----------   ----------   ----------
OTHER INCOME (EXPENSE):
Interest (expense), income net...............     (15,903)       5,656          (76)          --
Equity in income of joint venture............     538,215      449,496      217,353        8,043
Other income, net............................       5,135        2,819          160           --
                                               ----------   ----------   ----------   ----------
  Income (loss) before provision for taxes...     350,232      (10,480)     241,034       (8,654)
PROVISION FOR TAXES..........................       2,852        1,263        1,000           --
                                               ----------   ----------   ----------   ----------
NET INCOME (LOSS)............................  $  347,380   $  (11,743)  $  240,034   $   (8,654)
                                               ==========   ==========   ==========   ==========

        The accompanying notes are an integral part of these statements.

                        AVALON ENTERTAINMENT GROUP, INC.

                      STATEMENTS OF STOCKHOLDERS' DEFICIT
                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996
          AND THE THREE MONTH PERIOD ENDED MARCH 31, 1997 (UNAUDITED)

                                            COMMON STOCK                                         TOTAL
                                           ---------------     ADDITIONAL      ACCUMULATED   STOCKHOLDERS'
                                           SHARES   AMOUNT   PAID-IN CAPITAL     DEFICIT        DEFICIT
                                           ------   ------   ---------------   -----------   -------------
BALANCES, December 31, 1994..............  1,333    $2,000       $16,560        $(573,640)     $(555,080)
  Net income.............................     --        --            --          347,380        347,380
                                           -----    ------       -------        ---------      ---------
BALANCES, December 31, 1995..............  1,333     2,000        16,560         (226,260)      (207,700)
  Net loss...............................     --        --            --          (11,743)       (11,743)
                                           -----    ------       -------        ---------      ---------
BALANCES, December 31, 1996..............  1,333     2,000        16,560         (238,003)      (219,443)
  Net loss (unaudited)...................     --        --            --           (8,654)        (8,654)
                                           -----    ------       -------        ---------      ---------
BALANCES, March 31, 1997 (unaudited).....  1,333    $2,000       $16,560        $(246,657)     $(228,097)
                                           =====    ======       =======        =========      =========

        The accompanying notes are an integral part of these statements.

                        AVALON ENTERTAINMENT GROUP, INC.

                            STATEMENTS OF CASH FLOWS

                                                       YEARS ENDED         THREE MONTHS ENDED
                                                      DECEMBER 31,              MARCH 31,
                                                  ---------------------   ---------------------
                                                    1995        1996        1996        1997
                                                  ---------   ---------   ---------   ---------
                                                                               (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).............................  $ 347,380   $ (11,743)  $ 240,034   $  (8,654)
     Adjustments to reconcile net income (loss)
       to net cash (used in) provided by
       operating activities --
       Depreciation and amortization............     30,692      24,228       7,597       6,431
       Loss on disposal of equipment............         --       3,124       3,124          --
       Equity in income of joint venture........   (538,215)   (449,496)   (217,353)     (8,043)
       Changes in assets and liabilities --
          (Increase) decrease in assets --
            Accounts receivable.................     12,642     (22,284)    (19,050)    (43,428)
            Due from joint venture..............   (149,825)    (54,387)    (41,143)     13,244
            Prepaid production expenses and
               deposits.........................   (109,012)     32,547      (8,283)    (98,002)
          Increase (decrease) in liabilities --
            Accounts payable....................   (271,115)    (71,777)    (20,156)    (28,267)
            Accrued expenses....................    (33,354)    196,797      45,020    (217,567)
            Deferred revenues...................    158,050      97,500     207,850     190,700
                                                  ---------   ---------   ---------   ---------
  Net cash (used in) provided by operating
     activities.................................   (552,757)   (255,491)    197,640    (193,586)
                                                  ---------   ---------   ---------   ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Distributions from joint venture..............    560,472     400,000          --     122,500
  Expenditures for property and equipment.......    (22,955)    (22,491)         --     (11,141)
                                                  ---------   ---------   ---------   ---------
  Net cash provided by investing activities.....    537,517     377,509          --     111,359
                                                  ---------   ---------   ---------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES............         --          --          --          --
                                                  ---------   ---------   ---------   ---------
NET (DECREASE) INCREASE IN CASH AND CASH
  EQUIVALENTS...................................    (15,240)    122,018     197,640     (82,227)
CASH AND CASH EQUIVALENTS, beginning of
  period........................................    169,210     153,970     153,970     275,988
                                                  ---------   ---------   ---------   ---------
CASH AND CASH EQUIVALENTS, end of period........  $ 153,970   $ 275,988   $ 351,610   $ 193,761
                                                  =========   =========   =========   =========

        The accompanying notes are an integral part of these statements.

                        AVALON ENTERTAINMENT GROUP, INC.

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1996
            (INCLUDING INFORMATION AS OF MARCH 31, 1997, AND FOR THE
THREE MONTH PERIODS ENDED MARCH 31, 1996 AND MARCH 31, 1997, WHICH IS UNAUDITED)

1. NATURE OF BUSINESS

     Avalon Entertainment Group, Inc. ("AEG"), a Tennessee corporation, specializes in corporate entertainment events, event marketing programs and artist management. AEG was incorporated on April 7, 1989 and has operations in Nashville and San Diego. AEG is also a 50% partner in a joint venture, Warner/Avalon, that coordinates live sponsored music entertainment marketing programs.

2. SIGNIFICANT ACCOUNTING POLICIES

  Revenue recognition

     Customer deposits and AEG expenditures related to future corporate shows are recorded as deferred revenues and prepaid assets, respectively, and recognized as revenue and expense in the month the show takes place.

  Property and equipment

     Property and equipment are recorded at cost and are depreciated or amortized using the double-declining balance method, except for leasehold improvements which are amortized using the straight-line method, over the following estimated useful lives:

Furniture and fixtures...................................  7 years
Computer and other equipment.............................  5 years
Leasehold improvements...................................  The lesser of 15 years or the remaining term of the lease.

     AEG follows the policy of capitalizing expenditures that materially increase asset lives and charges ordinary maintenance and repairs to operations as incurred.

  Income taxes

     AEG has elected to be an S corporation under provisions of the Internal Revenue Code. As long as AEG continues to qualify for S corporation tax treatment, no federal income taxes are payable. Accordingly, there is no provision for federal income taxes reflected in the accompanying financial statements. Tennessee, which has not conformed to the federal provisions recognizing S corporations, imposes an excise tax of 6 percent of taxable income.

     Deferred state income taxes are provided for the tax effect of temporary differences in the recognition of income and expenses for financial reporting and tax purposes.

     Because of the acquisition of AEG (Note 7), AEG's S corporation election was automatically terminated subsequent to year end.

  Statements of cash flows

     AEG has a cash management program that invests excess cash in money market funds. Cash balances not required to meet daily checks clearing the banks are temporarily invested. For purposes of the statements of cash flows, AEG considers all highly liquid investments with original maturities of less than three months to be cash equivalents.

                        AVALON ENTERTAINMENT GROUP, INC.

     AEG prepares its statements of cash flows using the indirect method as defined under Statement of Financial Accounting Standards No. 95. Supplemental cash flow disclosures are as follows:

                                                           DECEMBER 31,
                                                         ----------------    MARCH 31,
                                                          1995      1996       1997
                                                         -------   ------   -----------
                                                                            (UNAUDITED)
Cash paid during the period for:
  Income taxes.........................................  $    --   $6,054     $   --
                                                         =======   ======     ======
  Interest.............................................  $15,903   $  810     $   --
                                                         =======   ======     ======

  Payments to stockholders

     AEG has made payments to its stockholders, who are all employees of AEG, based in part on the profitability of AEG and availability of cash. These payments can cause significant variations in AEG's results of operations as they are included in general and administrative expenses in the period paid. These payments totalled $410,000 and $902,000 for the years ended December 31, 1995 and 1996, respectively, and $50,000 and $62,500 for the three month periods ended March 31, 1996 and 1997, respectively.

  Use of estimates in preparation of financial statements

     The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Unaudited quarterly information

     Information with respect to the three month periods ended March 31, 1996 and 1997, and as of March 31, 1997, included in these financial statements and notes thereto, is unaudited; however, in the opinion of AEG's management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations of AEG for such period have been included.

3. INVESTMENT IN JOINT VENTURE

     AEG has a 50% interest in a joint venture with Warner Custom Music Corp., a California corporation. The joint venture, Warner/Avalon, was formally organized as a Delaware general partnership on November 21, 1995, and commenced limited operations in 1994. Warner/Avalon develops and coordinates live, sponsored music entertainment marketing tours and programs and related projects. AEG accounts for the investment using the equity method of accounting.

     Warner/Avalon generates revenues primarily from third party corporate sponsorships. Warner/Avalon recognizes revenue by amortizing the contract sponsorship funds over the life of the related tour. Tours may range from a single day event to several months.

     During 1995, the two largest customers accounted for 62% and 36% of gross revenues of Warner/Avalon. During 1996, the same two customers accounted for 80% and 15% of gross revenues of Warner/Avalon.

                        AVALON ENTERTAINMENT GROUP, INC.

     Summary balance sheet data and statement of operations data of Warner/Avalon are as follows:

                                                             DECEMBER 31,     MARCH 31,
                                                                 1996           1997
                                                             ------------    -----------
                                                                             (UNAUDITED)
Current assets.............................................   $1,385,106     $2,193,719
Non-current assets.........................................      107,750        263,799
Current liabilities........................................    1,438,377      2,631,953
Partners' capital (deficit)................................       54,479       (174,435)
Income for the year
  -- 1995..................................................    1,076,430
  -- 1996..................................................      898,993
Income for the three months ended March 31, 1997...........                      16,086

4. RELATED PARTY TRANSACTIONS

     AEG is affiliated, through common ownership, with several companies. The following represents a summary of activity with these affiliates.

     AEG paid New Avalon, Inc. ("Avalon Attractions"), an affiliate involved in the entertainment and music industries, $60,000 and $93,000 in 1995 and 1996, respectively, for financial and accounting services. In addition, AEG paid Avalon Attractions $104,000 in 1996 for assistance with business development. Accounts payable to Avalon Attractions for payroll paid on behalf of AEG were approximately $21,000 and $32,000 in 1995 and 1996, respectively. In 1995, AEG paid Avalon Attractions $15,908 for interest on a loan with principal amount of $253,390 beginning in October 1994. All principal and interest were paid off in June 1995.

     AEG paid consulting fees of $20,000 and $60,000 in 1995 and 1996, respectively, to the Vice-President of Operations of Irvine Meadows Amphitheater, an outdoor amphitheater in which an affiliated entity has an ownership interest. Accounts receivable for a loan to an employee of Warner Custom Music Corp. was $10,000 as of December 31, 1996.

5. COMMITMENTS

     AEG leases facilities and certain equipment under lease agreements through 1998. Rent expense under operating leases was approximately $55,000 and $29,000 for the years ended December 31, 1995 and 1996, respectively. The minimum lease commitments as of December 31, 1996 are as follows:

1997.......................................................  $55,000
1998.......................................................    9,000
                                                             -------
                                                             $64,000
                                                             =======

6. SIGNIFICANT CONCENTRATIONS

     During 1995, AEG's four largest customers each accounted for approximately 12 percent of revenues. During 1996, AEG's two largest customers accounted for approximately 15 and 10 percent of revenues. (Note 3).

7. SUBSEQUENT EVENTS

     On April 21, 1997, AEG entered into an Agreement and Plan of Merger whereby it was acquired by Avalon Acquisition Corp., Inc., a Tennessee corporation and wholly owned subsidiary of Nashville Country Club, Inc. ("NCCI"), a Tennessee corporation, for $7,200,000. NCCI is a public company and a developer, owner and operator of restaurants, hotels and other entertainment-related business assets.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of Avalon West Coast:

     We have audited the accompanying combined balance sheet of Avalon West Coast (an affiliated group of one Texas and three California corporations) as of December 31, 1996, and the related combined statements of operations, stockholders' equity and cash flows for each of the two years in the period ended December 31, 1996. These financial statements are the responsibility of Avalon West Coast's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Avalon West Coast as of December 31, 1996, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                            ARTHUR ANDERSEN LLP

Los Angeles, California
May 9, 1997

                               AVALON WEST COAST

                            COMBINED BALANCE SHEETS

                                     ASSETS

                                                              DECEMBER 31,     MARCH 31,
                                                                  1996           1997
                                                              ------------    -----------
                                                                              (UNAUDITED)
CURRENT ASSETS:
  Cash......................................................   $  478,197     $  500,177
  Accounts receivable.......................................      368,060        244,275
  Prepaid expenses..........................................      135,454         92,495
  Notes receivable..........................................       52,500         14,400
  Loans to related parties..................................        5,088             --
                                                               ----------     ----------
          Total current assets..............................    1,039,299        851,347
                                                               ----------     ----------
PROPERTY AND EQUIPMENT, at cost:
  Furniture and fixtures....................................      228,831        229,368
  Computer and other equipment..............................       94,618         94,618
  Leasehold improvements....................................       16,548         16,548
                                                               ----------     ----------
                                                                  339,997        340,534
  Less -- accumulated depreciation and amortization.........      (81,353)       (98,352)
                                                               ----------     ----------
                                                                  258,644        242,182
                                                               ----------     ----------

INVESTMENT IN IRVINE MEADOWS AMPHITHEATER...................    1,030,845        909,220
                                                               ----------     ----------

DEPOSITS AND OTHER ASSETS...................................      126,063        126,063
                                                               ----------     ----------
          Total assets......................................   $2,454,851     $2,128,812
                                                               ==========     ==========
                          LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Line of credit............................................   $  175,000     $  275,000
  Accounts payable..........................................      614,445        193,835
  Accrued expenses and other................................      477,767        324,593
  Advance ticket receipts...................................      169,306        570,228
  Current portion of loans from stockholders................      240,000        240,000
  Loans from related parties................................           --         92,876
                                                               ----------     ----------
          Total current liabilities.........................    1,676,518      1,696,532

LOANS FROM STOCKHOLDERS, net of current portion.............      134,000         74,000
                                                               ----------     ----------
          Total liabilities.................................    1,810,518      1,770,532
                                                               ----------     ----------

COMMITMENTS

STOCKHOLDERS' EQUITY:
  Common stock..............................................       18,500         18,500
  Retained earnings.........................................      625,833        339,780
                                                               ----------     ----------
          Total stockholders' equity........................      644,333        358,280
                                                               ----------     ----------
          Total liabilities and stockholders' equity........   $2,454,851     $2,128,812
                                                               ==========     ==========

 The accompanying notes are an integral part of these combined balance sheets.

                               AVALON WEST COAST

                       COMBINED STATEMENTS OF OPERATIONS

                                                    YEARS ENDED            THREE MONTHS ENDED
                                                   DECEMBER 31,                MARCH 31,
                                             -------------------------   ----------------------
                                                1995          1996          1996        1997
                                             -----------   -----------   ----------   ---------
                                                                              (UNAUDITED)
REVENUES...................................  $16,470,709   $18,011,481   $1,869,307   $ 598,957
COSTS OF REVENUES..........................   14,525,673    15,665,720    1,568,185     362,721
                                             -----------   -----------   ----------   ---------
                                               1,945,036     2,345,761      301,122     236,236
OPERATING EXPENSES:
  General and administrative expenses......    2,394,916     2,065,631      428,136     382,573
  Selling and marketing expenses...........       44,599        56,810       14,873      21,159
                                             -----------   -----------   ----------   ---------
  (Loss) income from operations............     (494,479)      223,320     (141,887)   (167,496)
OTHER INCOME (EXPENSE):
  Equity income (loss) from investments....       38,699        11,912     (101,883)   (121,625)
  Interest expense, net....................     (109,266)     (111,491)     (28,792)    (11,943)
  Consulting income........................       14,543        67,641        5,479      15,811
  Fire insurance gain, net of expenses.....      429,342            --           --          --
                                             -----------   -----------   ----------   ---------
  (Loss) income before provision for income
     taxes.................................     (121,161)      191,382     (267,083)   (285,253)
(BENEFIT) PROVISION FOR TAXES..............       (3,846)       10,725          800         800
                                             -----------   -----------   ----------   ---------
NET (LOSS) INCOME..........................  $  (117,315)  $   180,657   $ (267,883)  $(286,053)
                                             ===========   ===========   ==========   =========

   The accompanying notes are an integral part of these combined statements.

                               AVALON WEST COAST

                  COMBINED STATEMENTS OF STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996
          AND THE THREE MONTH PERIOD ENDED MARCH 31, 1997 (UNAUDITED)

                                  COMMON STOCK (NOTES 1 AND 3)                          TOTAL
                           ------------------------------------------   RETAINED    STOCKHOLDERS'
                             AVA      ECL      TBA     ECM     TOTAL    EARNINGS       EQUITY
                           -------   ------   ------   ----   -------   ---------   -------------
BALANCES, December 31,
  1994...................  $12,500   $1,000   $5,000   $ --   $18,500   $ 562,491     $ 580,991
  Net loss...............       --       --       --     --        --    (117,315)     (117,315)
                           -------   ------   ------   ----   -------   ---------     ---------
BALANCES, December 31,
  1995...................   12,500    1,000    5,000     --    18,500     445,176       463,676
  Net income.............       --       --       --     --        --     180,657       180,657
                           -------   ------   ------   ----   -------   ---------     ---------
BALANCES, December 31,
  1996...................   12,500    1,000    5,000     --    18,500     625,833       644,333
  Net loss (unaudited)...       --       --       --     --        --    (286,053)     (286,053)
                           -------   ------   ------   ----   -------   ---------     ---------
BALANCES, March 31, 1997
  (unaudited)............  $12,500   $1,000   $5,000   $ --   $18,500   $ 339,780     $ 358,280
                           =======   ======   ======   ====   =======   =========     =========

   The accompanying notes are an integral part of these combined statements.

                               AVALON WEST COAST

                       COMBINED STATEMENTS OF CASH FLOWS

                                                      YEARS ENDED          THREE MONTHS ENDED
                                                      DECEMBER 31,              MARCH 31,
                                                 ----------------------   ---------------------
                                                   1995         1996        1996        1997
                                                 ---------   ----------   ---------   ---------
                                                                               (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net (loss) income............................  $(117,315)  $  180,657   $(267,883)  $(286,053)
  Adjustments to reconcile net (loss) income to
     net cash provided by (used in) operating
     activities --
     Depreciation and amortization.............     17,649       65,451      16,362      16,999
     Fire insurance gain.......................   (591,422)          --          --          --
     Provision for doubtful accounts...........    217,080      195,082      42,616          --
     Equity in loss (income) from IMA
       Partners................................     21,967      (36,025)     80,624     121,625
     Equity in (income) loss from other
       investments.............................    (60,666)      24,113          --          --
  Changes in assets and liabilities --
     (Increase) decrease in assets --
       Accounts receivable.....................    398,434      379,314     372,527     123,785
       Prepaid expenses........................    277,316      (31,726)    (56,070)     42,959
       Deposits and other assets...............   (335,381)     316,573      16,950          --
       Loans to related parties................    247,824       26,833      14,421       5,088
     Increase (decrease) in liabilities --
       Accounts payable........................    239,545       22,108    (299,510)   (420,610)
       Accrued expenses and other..............    (24,313)     (40,575)    152,927    (153,174)
       Advance ticket receipts.................   (241,401)     (54,566)   (149,383)    400,922
       Loans from related parties..............         --           --      55,232      92,876
                                                 ---------   ----------   ---------   ---------
  Net cash provided by (used in) operating
     activities................................     49,317    1,047,239     (21,187)    (55,583)
                                                 ---------   ----------   ---------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  (Purchases of) proceeds from investments.....    302,255     (293,005)         --          --
  Advances made on notes receivable............         --      (52,500)         --          --
  Payments received on notes receivable........         --           --          --      38,100
  Expenditures for property and equipment......   (219,900)    (124,496)    (87,867)       (537)
  Insurance proceeds from fire gain............    635,287           --          --          --
                                                 ---------   ----------   ---------   ---------
     Net cash provided by (used in) investing
       activities..............................    717,642     (470,001)    (87,867)     37,563
                                                 ---------   ----------   ---------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Principal payments on debt...................   (204,000)    (487,000)    (34,000)    (60,000)
  Proceeds from line of credit.................         --      310,000     310,000     100,000
  Payments on line of credit...................   (350,000)    (135,000)         --          --
                                                 ---------   ----------   ---------   ---------
     Net cash (used in) provided by financing
       activities..............................   (554,000)    (312,000)    276,000      40,000
                                                 ---------   ----------   ---------   ---------
NET INCREASE IN CASH...........................    212,959      265,238     166,946      21,980
CASH, beginning of period......................         --      212,959     212,959     478,197
                                                 ---------   ----------   ---------   ---------
CASH, end of period............................  $ 212,959   $  478,197   $ 379,905   $ 500,177
                                                 =========   ==========   =========   =========

   The accompanying notes are an integral part of these combined statements.

                               AVALON WEST COAST

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 1996
            (INCLUDING INFORMATION AS OF MARCH 31, 1997, AND FOR THE
THREE MONTH PERIODS ENDED MARCH 31, 1996 AND MARCH 31, 1997, WHICH IS UNAUDITED)

1. NATURE OF BUSINESS

     Avalon West Coast consists of the combined accounts of New Avalon, Inc. ("Avalon Attractions"), Eric/Chandler Ltd., Inc. ("ECL"), Eric Chandler Merchandising, Inc. ("ECM") and TBA Media, Inc. ("TBA") (collectively, "AWC") and the minority equity investment in Irvine Meadows Amphitheater, a California general partnership ("IMA Partners").

  Ownership and incorporation

     Avalon Attractions, a California corporation, was incorporated on October 21, 1982 and is owned by Robert Geddes, Brian Murphy, and Thomas Miserendino. ECL, a Texas corporation, was incorporated on August 16, 1982 and is owned by Robert Geddes and Thomas Miserendino. ECM, an S corporation, was incorporated on June 5, 1995 and is owned by Robert Geddes and Thomas Miserendino. TBA, a California corporation, was incorporated on March 4, 1983 and is owned by Robert Geddes, Brian Murphy and Thomas Miserendino. Robert Geddes, through Audrey & Jane, Inc., owns a 25% interest in IMA Partners.

  Business operations

     Avalon Attractions signs contracts with talent, venues and advertising organizations relating to concert events held in Southern California. ECL and ECM provide "merchandising operations" consulting services and authors sponsorship contracts with companies interested in promoting their products and/or services at concert events held in Southern California. ECL, historically, has also managed the manufacture and sale of merchandise at stadium concerts and occasionally at other events. TBA primarily advertises concert events promoted by Avalon Attractions. Concert events occur year round with the majority occurring between March and November.

2. SIGNIFICANT ACCOUNTING POLICIES

  Principles of combination

     The accompanying combined financial statements include the combined accounts of AVA, ECL, ECM, and TBA. The companies are combined because of common ownership. All significant intercompany accounts and transactions have been eliminated. AWC's investment in IMA Partners is accounted for under the equity method. (Note 7)

  Revenue recognition

     AWC recognizes revenues as concert events occur. Expenses are properly matched to the period in which related revenues are recognized.

  Property and Equipment

     Property and equipment are stated at cost and related depreciation and amortization is provided using the straight-line method over the following estimated useful lives:

Furniture and fixtures...................................  5 years
Computer and other equipment.............................  3-5 years
Leasehold improvements...................................  The lesser of 15 years or the remaining term of the lease

                               AVALON WEST COAST

     AWC follows the policy of capitalizing expenditures that materially increase asset lives and charges ordinary maintenance and repairs to operations as incurred.

  Income taxes

     AVA and TBA are taxed as C corporations.

     ECL and ECM have elected to be taxed as S corporations under provisions of the Internal Revenue Code. As long as ECL continues to qualify for S corporation tax treatment, no federal income taxes are payable. Accordingly, there is no provision for federal income taxes reflected in the accompanying combined financial statements. California has conformed to the federal provisions recognizing S corporations and requires a tax of 1.5 percent of income for an S corporation at the entity level. The proposed sale of the majority interest in the combined companies discussed in Note 9 will automatically terminate the S corporation elections.

     Deferred income taxes are provided for the tax effect of temporary differences in the recognition of income and expenses for financial reporting and tax purposes.

  Statements of cash flows

     AWC prepares its statements of cash flows using the indirect method as defined under Statement of Financial Accounting Standards No. 95. Supplemental cash flow disclosures are as follows:

                                                          DECEMBER 31,
                                                       ------------------    MARCH 31,
                                                         1995      1996        1997
                                                       --------   -------   -----------
                                                                            (UNAUDITED)
Cash paid during the period for:
  Income taxes.......................................  $ 10,678   $ 2,400     $    --
                                                       ========   =======     =======
  Interest...........................................  $151,907   $95,267     $13,653
                                                       ========   =======     =======

  Payments to stockholders

     AWC has made payments to its stockholders, who are all employees of AWC, based in part on the profitability of AWC and availability of cash. These payments can cause significant variations in the results as they are included in cost of revenues and general and administrative expenses in the period paid. These payments totaled $320,000 and $1,233,000 for the years ended December 31, 1995 and 1996, respectively, and $30,000 and $30,000 for the three month periods ended March 31, 1996 and 1997, respectively.

  Use of estimates in preparation of financial statements

     The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Unaudited quarterly information

     Information with respect to the three month periods ended March 31, 1996 and 1997, and as of March 31, 1997 included in these combined financial statements and notes thereto, is unaudited; however, in the opinion of AWC's management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the combined financial position and results of operations of AWC for such period have been included.

                               AVALON WEST COAST

3. COMMON STOCK

     The combined entities have one class of voting common stock. The number of shares issued and outstanding summarized in the following table remained consistent between 1995 and 1996.

                                                    ISSUED AND
ENTITY                                 AUTHORIZED   OUTSTANDING   PAR VALUE
------                                 ----------   -----------   ---------
AVA..................................   100,000       12,500       No par
ECL..................................   100,000        1,000       $  .01
ECM..................................   100,000        3,000       No par
TBA..................................    50,000       12,500       No par
                                        -------       ------
          Total......................   350,000       29,000
                                        =======       ======

4. COMMITMENTS

     AWC leases one facility under an 80 month lease agreement ending June 30, 2002. Rent expense under operating leases was $109,000 and $151,000 for the years ended December 31, 1995 and 1996, respectively. The minimum lease commitments as of December 31, 1996 are as follows:

1997......................................................  $164,000
1998......................................................   165,000
1999......................................................   165,000
2000......................................................   165,000
2001......................................................   165,000
Thereafter................................................    83,000
                                                            --------
                                                            $907,000
                                                            ========

5. RELATED PARTIES

     AWC is affiliated, through common ownership, with several companies involved in the music and entertainment industries. The following represents a summary of activity with these affiliates.

     As of December 31, 1995 and 1996, AWC had loans from stockholders of $861,000 and $374,000, bearing interest at 11.5% and 11.25%, and loans to related parties of $14,421 and $5,088, respectively. AWC also had a $52,500 note receivable from a stockholder at December 31, 1996. In 1995 and 1996, Audrey & Jane, Inc., received management fees of $140,000 and $143,100 from IMA Partners. Eric Chandler Merchandising Partners ("ECMP"), an affiliate established in 1996 to coordinate merchandising at the 1996 Atlanta Summer Olympics, utilized the services of AWC beginning in 1996. ECMP paid $531,000 to AWC in connection with the services provided. AWC, also a 40% owner of ECMP, reported a loss in 1995 and income in 1996 of approximately $316,000 and $830,000, respectively.

     AWC received from Avalon Entertainment Group, Inc. ("AEG"), an affiliate involved in the entertainment and music industries, $60,000 and $93,000 in 1995 and 1996, respectively, for financial and accounting services and $104,000 in 1996 for assistance with business development. Accounts receivable from AEG for payroll paid on behalf of AEG was approximately $21,000 and $32,000 in 1995 and 1996, respectively. In 1995, AWC received interest income of $15,908 from AEG for interest on a loan with a principal amount of $253,390. All interest and principal payments were received in June 1995.

     In 1995, AWC invested $50,000 in Avalon Entertainment Partners, a California limited liability company. The purpose of the entity was to promote concerts in the San Diego market. AWC, a 50% owner, reported income in 1995 and a loss in 1996 of $60,666 and $24,113, respectively. The entity ceased operations in April 1996.

                               AVALON WEST COAST

6. SIGNIFICANT CONCENTRATIONS

     AVA generated 55% of revenues in 1996 through concert events held at one venue and contracted artists through one major agency, which accounted for 10% of total cost of revenues. In 1995, 30%, 25%, 19% and 11% of AVA's revenues were generated at four venues. A single customer accounted for 34% and 51% of ECL's revenues in 1995 and 1996, respectively. TBA generated 50% and 58% of revenues from AVA in 1995 and 1996, respectively. Two vendors accounted for 23% and 11% of cost of revenues in 1995, and the same two vendors accounted for 22% and 16% of cost of revenues in 1996. All revenues and expenses generated and incurred by ECM in 1996 related to the operations of ECMP.

7. INVESTMENT IN IMA PARTNERS

     IMA Partners owns the Irvine Meadows Amphitheater, a 15,000 seat outdoor facility in Southern California. IMA Partners generates revenue through ticket sales, concessions, parking and service fees and merchandise sales. AWC promotes all concert events held at the facility for a fee specified in contracts signed with the artists and pays IMA Partners a percentage of sponsorship income generated as the facility is used by AWC to perform sponsor related obligations. IMA Partners primarily utilizes Ticketmaster to sell tickets, Service America Corporation to manage concessions and parking, and Events Merchandising to manage merchandise sales. Ticketmaster, Service America Corporation and Events Merchandising are not related parties.

     The investment in IMA Partners is accounted for using the equity method of accounting. Audrey & Jane, Inc.'s share of the IMA Partners' loss in 1995 and income in 1996 was $21,967 and $36,025, respectively. Condensed financial information of IMA Partners is summarized below:

     Condensed Financial Information:

                                                       DECEMBER 31,    MARCH 31,
                                                           1996          1997
                                                       ------------   -----------
                                                                      (UNAUDITED)
Current assets.......................................   $  217,970    $  487,876
Non-current assets...................................    5,220,677     5,463,577
Current liabilities..................................      898,303     1,930,940
Non-current liabilities..............................      416,963       383,631
Partners' capital....................................    4,123,381     3,636,882
Income for the year -- 1996..........................      144,101
Loss for the year -- 1995............................      (87,867)
Loss for the three months ended March 31, 1997.......                   (486,499)

     In April 1997, IMA Partners entered into a joint venture, Western Amphitheater Partners ("WAP"), with Pavilion Partners, a Delaware general partnership. Each partner owns a 50% interest in the revenues and direct show related expenses of WAP, and contributed an irrevocable, exclusive right to use and operate their respective amphitheaters and related assets. Certain facility expenses, as defined in the joint venture agreement, will be recorded separately on each partners' respective books. Pavilion Partners is the sole owner of the Glen Helen Amphitheater, which seats 65,000, located in Devore, California. The purpose of WAP is to improve operational efficiencies at the two amphitheaters. In connection with the venture, Avalon Attractions, for a fee, will carry out booking and logistical production of all events until November 2016, when the venture agreement ends.

8. EVENTS (UNAUDITED) SUBSEQUENT TO DATE OF AUDITORS' REPORT

     In April 1997, Audrey & Jane, Inc. signed a letter of intent to purchase an additional 50% interest in IMA Partners. In June 1997, Audrey & Jane, Inc. then agreed in principle to sell a 51% interest in IMA Partners to Nashville Country Club, Inc. ("NCCI").

                               AVALON WEST COAST

     In June 1997, the stockholders of AWC entered into an agreement to sell a 51% controlling interest in all entities to NCCI, a public company involved in the development, ownership and operations of restaurants, hotels and other entertainment related business assets.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Partners of Irvine Meadows Amphitheater:

     We have audited the accompanying balance sheet of Irvine Meadows Amphitheater (a California general partnership) as of December 31, 1996, and the related statements of operations, partners' capital and cash flows for each of the two years in the period ended December 31, 1996. These financial statements are the responsibility of Irvine Meadows Amphitheater's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Irvine Meadows Amphitheater as of December 31, 1996, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                            ARTHUR ANDERSEN LLP

Los Angeles, California
May 9, 1997

                          IRVINE MEADOWS AMPHITHEATER

                                 BALANCE SHEET
                               DECEMBER 31, 1996

                                     ASSETS

CURRENT ASSETS:
  Cash and cash equivalents.................................  $   180,237
  Accounts receivable.......................................       13,214
  Prepaid expenses..........................................       24,519
                                                              -----------
          Total current assets..............................      217,970
                                                              -----------
PROPERTY AND EQUIPMENT, at cost:
  Leasehold improvements....................................   10,396,874
  Capitalized lease equipment...............................      458,941
                                                              -----------
                                                               10,855,815
  Less -- accumulated depreciation and amortization.........   (5,635,138)
                                                              -----------
                                                                5,220,677
                                                              -----------
          Total assets......................................  $ 5,438,647
                                                              ===========

                    LIABILITIES AND PARTNERS' CAPITAL
CURRENT LIABILITIES:
  Accounts payable..........................................  $   254,790
  Accrued expenses and other................................      230,479
  Season tickets and deferred income........................      107,950
  Loans from related parties................................        5,088
  Loan from partners........................................      200,000
  Current portion of capital lease obligation...............       99,996
                                                              -----------
          Total current liabilities.........................      898,303
CAPITAL LEASE OBLIGATION, net of current portion............      416,963
                                                              -----------
          Total liabilities.................................    1,315,266

COMMITMENTS

PARTNERS' CAPITAL...........................................    4,123,381
                                                              -----------
          Total liabilities and partners' capital...........  $ 5,438,647
                                                              ===========

       The accompanying notes are an integral part of this balance sheet.

                          IRVINE MEADOWS AMPHITHEATER

                            STATEMENTS OF OPERATIONS

                                                              YEARS ENDED DECEMBER 31,
                                                              -------------------------
                                                                 1995          1996
                                                              ----------    -----------
REVENUES....................................................  $9,722,368    $10,306,418
COST OF REVENUES............................................   7,270,122      7,603,947
OPERATING EXPENSES:
  General and administrative expenses.......................   2,142,713      2,153,556
  Selling and marketing expenses............................      27,677         61,437
  Depreciation and amortization.............................     301,623        305,648
                                                              ----------    -----------
     (Loss) income from operations..........................     (19,767)       181,830
INTEREST EXPENSE, net.......................................      68,100         37,729
                                                              ----------    -----------
NET (LOSS) INCOME...........................................  $  (87,867)   $   144,101
                                                              ==========    ===========

        The accompanying notes are an integral part of these statements.

                          IRVINE MEADOWS AMPHITHEATER

                        STATEMENTS OF PARTNERS' CAPITAL
                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996

                                                       PARTNERS (NOTE 1)
                                           -----------------------------------------
                                                                             IMA          TOTAL
                                            AUDREY &        SHELLI        INVESTMENT    PARTNERS'
                                           JANE, INC.    MEADOWS, INC.      CORP.        CAPITAL
                                           ----------    -------------    ----------    ----------
BALANCES, December 31, 1994..............  $1,016,787     $1,016,787      $2,033,573    $4,067,147
  Net loss...............................     (21,967)       (21,967)        (43,933)      (87,867)
                                           ----------     ----------      ----------    ----------
BALANCES, December 31, 1995..............     994,820        994,820       1,989,640     3,979,280
  Net income.............................      36,025         36,025          72,051       144,101
                                           ----------     ----------      ----------    ----------
BALANCES, December 31, 1996..............  $1,030,845     $1,030,845      $2,061,691    $4,123,381
                                           ==========     ==========      ==========    ==========

        The accompanying notes are an integral part of these statements.

                          IRVINE MEADOWS AMPHITHEATER

                            STATEMENTS OF CASH FLOWS

                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                                1995           1996
                                                              ---------      ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net (loss) income.........................................  $ (87,867)     $ 144,101
  Adjustments to reconcile net (loss) income to net cash
     provided by operating activities --
     Depreciation and amortization..........................    301,623        305,648
     Changes in assets and liabilities --
       (Increase) decrease in assets --
          Accounts receivable...............................   (101,912)        54,579
          Prepaid expenses..................................     22,407         (9,456)
          Deposits and other assets.........................      1,312             --
       Increase (decrease) in liabilities --
          Accounts payable..................................    108,999         97,112
          Accrued expenses and other........................     92,333       (175,394)
          Season tickets and deferred income................    (43,175)       (98,935)
          Loans from related parties........................   (265,324)        (9,333)
                                                              ---------      ---------
            Net cash provided by operating activities.......     28,396        308,322
                                                              ---------      ---------

CASH FLOWS FROM INVESTING ACTIVITIES;
  Expenditures for property and equipment...................    (10,037)       (65,654)
                                                              ---------      ---------
            Net cash used in investing activities...........    (10,037)       (65,654)
                                                              ---------      ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Payments on capital lease obligation......................    (99,996)       (99,996)
  Proceeds from debt........................................         --        200,000
  Proceeds from line of credit..............................    990,000        170,000
  Payments on line of credit................................   (925,000)      (360,000)
                                                              ---------      ---------
            Net cash used in financing activities...........    (34,996)       (89,996)
                                                              ---------      ---------

NET DECREASE (INCREASE) IN CASH AND CASH EQUIVALENTS........    (16,637)       152,672

CASH AND CASH EQUIVALENTS, beginning of year................     44,202         27,565
                                                              ---------      ---------

CASH AND CASH EQUIVALENTS, end of year......................  $  27,565      $ 180,237
                                                              =========      =========

        The accompanying notes are an integral part of these statements.

                          IRVINE MEADOWS AMPHITHEATER

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1996

1. NATURE OF BUSINESS

     Irvine Meadows Amphitheater, a California general partnership ("IMA Partners"), was formed on January 1, 1981. IMA Partners is owned 50% by IMA Investment Corp., 25% by Shelli Meadows, Inc., and 25% by Audrey & Jane, Inc.

     IMA Partners owns the Irvine Meadows Amphitheater (the "IMA"), a 15,000 seat outdoor facility in Irvine, California. IMA Partners generates revenue through ticket sales, concessions, parking and service fees and merchandise sales. Affiliates of IMA Partners promote all concert events held at the facility for a fee specified in contracts signed with the artists and also pay IMA Partners a percentage of sponsorship income generated as the facility is used by the affiliated companies to fulfill sponsor related obligations.

2. SIGNIFICANT ACCOUNTING POLICIES

  Revenue recognition

     IMA Partners recognizes revenues as concert events occur. Expenses are properly matched to the period in which related revenues are recognized.

  Property and equipment

     Property and equipment are recorded at cost and related depreciation and amortization is provided using the straight-line method over the following useful lives:

Leasehold improvements..................................  The lesser of 5-35 years or the remaining term of the lease
Capitalized lease equipment.............................  15 years

     IMA Partners follows the policy of capitalizing expenditures that materially increase asset lives and charges ordinary maintenance and repairs to operations as incurred.

  Statements of cash flows

     IMA Partners has a cash management program that invests excess cash in money market funds. Cash balances not required to meet daily checks clearing the banks are temporarily invested. For purposes of the statements of cash flows, IMA Partners considers all highly liquid investments with original maturities of less than three months to be cash equivalents.

     IMA Partners prepares its statements of cash flows using the indirect method as defined under Statement of Financial Accounting Standards No. 95. Supplemental cash flow disclosures are as follows:

                                                               1995       1996
                                                              -------    -------
Cash paid during the year for:
  Interest..................................................  $81,389    $60,001
                                                              =======    =======

  Payments to partners

     IMA Partners has made payments to its partners, one of whom is an employee of IMA Partners, based in part on the profitability of IMA Partners and the availability of cash. These payments can cause significant variations in IMA Partners results of operations as they are included in general and administrative expenses in the period paid. These payments totaled $280,000 and $286,000 for the years ended December 31, 1995 and

                          IRVINE MEADOWS AMPHITHEATER

1996, respectively, and $37,500 and $50,000 for the three month period ended March 31, 1996 and 1997, respectively.

  Use of estimates in preparation of financial statements

     The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Income taxes

     In accordance with Internal Revenue Service regulations, IMA Partners is not an income tax paying entity. Its income or losses are reported in the tax returns of its partners.

  Impairment of property and equipment

     In March 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of," which requires IMA Partners to review for impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets whenever events or changes in circumstances indicate the carrying amount of an asset might not be recoverable. In certain situations, an impairment loss would be recognized. IMA Partners has reviewed property and equipment and does not believe they have been impaired as of December 31, 1996.

3. FINANCING ARRANGEMENTS

     IMA Partners utilizes various forms of short-term debt to finance operations. At December 31, 1996 IMA Partners had a $200,000 non-interest bearing note payable to the partners, due in 1997, and a line of credit with a maximum borrowing limit of $500,000 at 9.25% with no outstanding balance, which expires in December 1997. At December 31, 1995, IMA Partners had a line of credit with a maximum borrowing limit of $500,000 and $190,000 outstanding bearing 9.75% interest.

4. COMMITMENTS

     IMA Partners leases the land on which the amphitheater is located and in February 1997, entered into a new 20 year lease agreement ending February 28, 2017. The new lease agreement specifies annual payments of the greater of $700,000, 5% of gross amphitheater sales, or 25% of net cash flow from operations. Rent expense under operating leases was approximately $544,000 and $507,000 for the years ended December 31, 1995 and 1996, respectively. The minimum lease commitments as of December 31, 1996 are as follows:

1997....................................................  $   608,000
1998....................................................      700,000
1999....................................................      700,000
2000....................................................      700,000
2001....................................................      700,000
Thereafter..............................................   10,617,000
                                                          -----------
                                                          $14,025,000
                                                          ===========

                          IRVINE MEADOWS AMPHITHEATER

5. RELATED PARTIES

     IMA Partners is affiliated, through common ownership with Robert Geddes, with several companies involved in the music and entertainment industries. The following represents a summary of activity with these affiliates.

     As of December 31, 1995 and 1996, IMA Partners had loans from related parties, consisting mainly of short-term payables, of $14,421 and $5,088, respectively. In 1995 and 1996, Audrey & Jane, Inc., received management fees of $140,000 and $143,100 from IMA Partners. IMA Partners received $257,000 and $325,000 in sponsorship income from Eric/Chandler Ltd., Inc. in 1995 and 1996, respectively.

6. SIGNIFICANT CONCENTRATIONS

     IMA Partners primarily utilizes Ticketmaster to sell tickets, Service America Corporation to manage concessions and parking, and Events Merchandising to manage merchandise sales. Ticketmaster, Service America Corporation and Events Merchandising are not related parties. IMA Partners has multi-year contracts with these companies to provide services at Irvine Meadows Amphitheater.

7. WESTERN AMPHITHEATER PARTNERS

     In April 1997, IMA Partners entered into a joint venture, Western Amphitheater Partners ("WAP"), with Pavilion Partners, a Delaware general partnership. Each partner owns a 50% interest in the revenues and direct show related expenses of WAP and contributed an irrevocable, exclusive right to use and operate their respective amphitheaters and related assets. Certain facility expenses, as defined in the joint venture agreement, will be recorded separately on each partners' respective books. Pavilion Partners is the sole owner of the Glen Helen Amphitheater, which seats 65,000, located in Devore, California. The purpose of WAP is to improve operational efficiencies at the two amphitheaters. In connection with the venture, an affiliate, for a fee, will carry out booking and logistical production of all events until November 2016, when the venture agreement ends.

8. EVENTS (UNAUDITED) SUBSEQUENT TO DATE OF AUDITORS' REPORT

     In April 1997, Audrey & Jane, Inc. signed a letter of intent to purchase IMA Investment Corp.'s 50-percent interest in IMA Partners. In June 1997, Audrey & Jane, Inc. then agreed in principle to sell a 51-percent interest in IMA Partners to Nashville Country Club, Inc. ("NCCI") in conjunction with NCCI's acquisition of certain other affiliated companies. NCCI is a public company involved in the development, ownership and operations of restaurants, hotels and other entertainment related business assets.